
13000012

ANNUAL REPORT 2012


IGT

LETTER TO SHAREHOLDERS

This time last year, we made a commitment to all of IGT's stakeholders – customers, employees, partners, and shareholders. A commitment that stated we would continue to challenge everyone at IGT to think differently, push the limits of what is believed to be impossible, take decisive steps and deliver experiences that will shape the future of gaming entertainment beyond our imagination. We would do so with the goal of generating superior financial results.

For fiscal 2012, I am pleased to report that our team embraced this challenge, executed our strategy, and delivered significant accomplishments that demonstrate we are expanding our global leadership, positioning IGT for meaningful growth, focusing on returns and generating robust financial performance. Notable achievements for 2012 include:

- Growing total revenues 10% to $2.15 billion
- Expanding adjusted earnings* 12% to $1.04 per share, making this the third straight year we've produced double digit adjusted earnings per share growth
- Returning over $545 million dollars in cash to shareholders
- Simultaneously increasing revenues, gross margin, ship share, and average machine price in our core North America product sales business – a result that's virtually unheard of in any industry
- Advancing Interactive revenues 293% to $144 million
- Acquiring the world's largest social casino and growing this part of our business in a cash flow accretive manner.

GLOBAL CONSOLIDATED REVENUE



$2,200
$2,100
$2,000
$1,900
$1,800
$2,019
$1,917
$1,957
$2,151
2009
2010
2011
2012

NORTH AMERICA SHIP SHARE



45%
40%
35%
30%
25%
36%
30%
34%
38%
2009
2010
2011
2012

ADJUSTED OPERATING INCOME**



$600
$500
$400
$300
$443
$493
$526
$564
2009
2010
2011
2012

ADJUSTED EPS**



$1.20
$0.80
$0.40
$0.00
$0.74
$0.84
$0.93
$1.04
2009
2010
2011
2012

* All references to adjusted earnings per share or adjusted EPS are to adjusted earnings per share from continuing operations.
**Adjusted operating income and adjusted earnings per share are non-GAAP financial measures. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are provided at the end of this Annual Report.

We delivered another very strong year for IGT. Equally as important, we have generated consistently strong financial performance for three consecutive years – as evidenced by the concurrent growth in our global revenue, North America ship share, adjusted operating income, and adjusted earnings per share:

I am beyond grateful to be part of a team that embraces the never-ending challenge of reaching higher and thinking bigger. Our consistently strong financial results would not be possible without the dedication and commitment of the global IGT workforce. I am appreciative of each and every one of our nearly 5,000 employees for the progress made and the results delivered – they are leading by example and building a very bright future for IGT founded upon a customer-first focus, uncompromising integrity, and our respect for one another.

For fiscal 2013, our hard work over the past several years has positioned us to continue our momentum across all aspects of our business:

- We intend to deliver returns by exercising the leverage we have built into our global business model, improving the profitability of our gaming operations, and advancing our systems business with the 100th installation of sbX (and growing).
- We plan to grow international revenues by enhancing the quantity and quality of our localized content portfolio and increasing our international ship share in responsible, profitable ways.
- We expect to energize mobile solutions – inside and outside the walls of IGT – by expanding IGTi and social gaming offerings throughout the mobile and online environment and enhancing our own internal processes and tools with mobile solutions that will ensure our productivity remains high.
- Finally, we plan to further propel our best-in-class content to greater levels across all platforms. Our content strategy has allowed, and we expect will continue to allow us, to distribute the highest volume of best-in-class content across the industry's broadest, global network: land-based, partner, online, mobile, and social platforms.

As we look to the future, our commitment to you – our shareholders – remains resolute: we will continue to focus on generating strong financial performance, remaining acutely focused on our core business, pursuing growth opportunities responsibly, and returning cash to shareholders in a consistent, efficient manner. Fiscal 2013 is on track to be another remarkable year as we anticipate recording our FOURTH consecutive year of double digit adjusted earnings per share growth.

At IGT, we are passionate about pioneering change for the long term benefit of our customers, employees, partners, and shareholders. We will never settle for anything less ... and we believe our BEST is yet to come!

Patti S. Hart
Chief Executive Officer



DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Philip G. Satre
Chairman of the Board of IGT
Retired Chairman of Harrah's Entertainment, Inc.

Paget L. Alves
Chief Sales Officer
Sprint Nextel Corporation

Janice Chaffin
Group President, Consumer Business Unit
Symantec Corp.

Greg Creed
Chief Executive Officer
Taco Bell© Corp.

Patti S. Hart
Chief Executive Officer
International Game Technology

Robert J. Miller
Principal
Robert J. Miller Consulting

David E. Roberson
Board Member Quantum Corporation, TransLattice, Inc. and RagingWire Enterprise Solutions, Inc.

Vincent L. Sadusky
President and Chief Executive Officer
LIN TV Corp.

EXECUTIVE OFFICERS

Patti S. Hart
Chief Executive Officer

Eric A. Berg
Chief Operations Officer

Paul C. Gracey, Jr.
General Counsel and Secretary

Robert C. Melendres
Executive Vice President Emerging Businesses

Eric P. Tom
Executive Vice President Global Sales

John M. Vandemore
Chief Financial Officer and Treasurer

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United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 29, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number 001-10684

International Game Technology

Nevada	88-0173041
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6355 South Buffalo Drive, Las Vegas, Nevada 89113
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: **(702) 669-7777**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.00015625	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer [X] Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of voting stock held by non-affiliates of the registrant on March 31, 2012: $5.0 billion.

The number of shares outstanding of each of the registrant's classes of common stock, as of November 23, 2012:
266.1 million shares of common stock at $.00015625 par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of our Proxy Statement relating to the 2013 annual shareholders meeting are incorporated by reference in Part III. Such Proxy Statement will be filed with the Securities and Exchange Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 29, 2012

TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS *(as used in this document)*

Fiscal dates—actual:	Fiscal dates—as presented:
September 29, 2012	September 30, 2012
October 1, 2011	September 30, 2011
October 2, 2010	September 30, 2010
October 3, 2009	September 30, 2009
September 27, 2008	September 30, 2008

Abbreviation/term	Definition
Anchor	Anchor Gaming
APAC	Asia, Australia, New Zealand, and the Pacific
APIC	additional paid-in-capital
ASP	average sales price (machines)
ASR	accelerated share repurchase transaction
ASU	Accounting Standards Update
5.5% Bonds	5.5% fixed rate notes due 2020
7.5% Bonds	7.5% fixed rate notes due 2019
B2B	Business-to-business
B2C	Business-to-customer/consumer
bps	basis points
CCSC	Colorado Central Station Casino
CDS	central determination system
CEO	chief executive officer
CFO	chief financial officer
CLS	China LotSynergy Holdings, Ltd.
DAU	Daily Active Users
DCF	discounted cash flow
DoubleDown	Double Down Interactive LLC
EBITDA	earnings before interest, taxes, depreciation, and amortization
EMEA	Europe (including the UK), the Middle East, and Africa
Entraction	Entraction Holding AB
EPA	Environmental Protection Agency
EPS	earnings per share
ERISA	Employee Retirement Income Security Act
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
GAAP	generally accepted accounting principles
IGT, we, our, the Company	International Game Technology and its consolidated entities
IFRS	International Financial Reporting Standards
IGT rgs™	IGT Remote Game Server™
IP	intellectual property
IRS	Internal Revenue Service
LAC	Latin America (Mexico, South and Central America) and the Caribbean
LIBOR	London inter-bank offered rate
MAU	Monthly Active Users
MDA	management's discussion and analysis of financial condition and results of operations
MLD®	Multi-layer-display
Notes	3.25% convertible notes due 2014
OSHA	Occupational Safety & Health Administration
pp	percentage points
R&D	research and development

Abbreviation/term	Definition
SEC	Securities and Exchange Commission
SIP	2002 Stock Incentive Plan
SG&A	sales, general and administrative
UK	United Kingdom
US	United States
VAT	value added tax
VIE	variable interest entity
VWAP	average daily volume weighted average price
WAP	wide area progressive
Yield	average revenue per unit per day
*	not meaningful (in tables)

FORWARD LOOKING STATEMENTS

This report contains statements that do not relate to historical or current facts, but are "forward looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to future events or trends, our future prospects and proposed new products, services, developments, or business strategies, among other things. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, could, would, estimate, expect, indicate, intend, may, plan, predict, project, pursue, will, continue, and other similar terms and phrases, as well as the use of the future tense.

Examples of forward looking statements in this report include, but are not limited to, the following categories of expectations about:

- our ability to successfully introduce new products and their impact on replacement demand
- the timing, features, benefits, and expected continued or future success of new product introductions and ongoing product, marketing, and strategic initiatives
- our expected future financial and operational performance
- our strategic and operational plans
- our leadership position in the gaming industry
- the advantages offered to customers by our anticipated products and product features
- economic conditions and other factors affecting the gaming industry
- gaming growth, expansion, and new market opportunities
- expected trends in the demand for our products
- developments with respect to economic, political, regulatory and other conditions affecting our international operations
- mergers, acquisitions and divestitures, including the expected benefits of completed acquisitions and expectations for, possible acquisitions of, or investments in, businesses, products, and technologies
- expected restructuring costs incurred in connection with our cost saving efforts
- research and development activities, including anticipated benefits from such activities
- fluctuations in future gross margins, tax rates, and liabilities
- increasing product sales or machine placements
- legislative, legal or regulatory developments and related market opportunities
- available capital resources to fund future operating requirements, capital expenditures, payment obligations, acquisitions, and share repurchases
- losses from off-balance sheet arrangements
- financial returns to shareholders related to management of our costs
- the impact of recently adopted accounting pronouncements
- the outcome and expense of litigation
- anticipated increased revenue yields and operating margin if general economic conditions improve

Actual results could differ materially from those expressed or implied in our forward looking statements. Our future financial condition and results of operations, as well as any forward looking statements, are subject to change and to inherent known and unknown risks and uncertainties. See Part 1, Item 1A, Risk Factors, in this report for a discussion of these and other risks and uncertainties. You should not assume at any point in the future that the forward looking statements in this report are still valid. We do not intend, and undertake no obligation, to update our forward looking statements to reflect future events or circumstances.

PART I

Item 1. Business

International Game Technology is a global gaming company specializing in the design, development, manufacture, and marketing of casino games, gaming equipment and systems technology for land-based and online social gaming and wagering markets. We are a leading supplier of gaming entertainment products worldwide and provide a diverse offering of quality products and services at competitive prices, designed to enhance the player's experience.

International Game Technology was incorporated in Nevada in December 1980 to facilitate our initial public offering in 1981. Principally serving the US gaming markets when founded, we expanded into jurisdictions outside the US beginning in 1986.

Our fiscal year is reported on a 52/53-week period that ends on the Saturday nearest to September 30. For simplicity, this report presents all fiscal years using the calendar month end as outlined in the table below.

Fiscal Year	Ended		Weeks
	Actual	Presented as	
2012	September 29, 2012	September 30, 2012	52
2011	October 1, 2011	September 30, 2011	52
2010	October 2, 2010	September 30, 2010	52
2009	October 3, 2009	September 30, 2009	53
2008	September 27, 2008	September 30, 2008	52

Unless otherwise indicated in this report:

- International Game Technology, IGT, we, our, or the Company refers to International Game Technology and its consolidated entities
- italicized text with an attached superscript trademark or copyright notation indicates trademarks of IGT or its licensors, and additional IGT trademark information is available on our website at www.IGT.com
- references to years relate to our fiscal years ending September 30
- current refers to the fiscal year ended September 30, 2012
- Note refers to the Notes of our Consolidated Financial Statements in Item 8 of this report
- references to EPS are on a diluted basis
- table amounts are presented in millions, except units and EPS
- discussion and analysis relates to results for the current fiscal year as compared with the prior year

BUSINESS SEGMENTS

We derive our revenues from the distribution of casino games, gaming equipment and systems technology for land-based and online social gaming and wagering markets. Operating results reviewed by our CEO encompass all revenue sources within each geographical customer region. We currently view our business in two operating segments, North America and International, each incorporating all revenue categories. Unless otherwise noted, prior year amounts throughout this report have been adjusted for operations discontinued during 2011 and 2010, as further described in Note 21.

- North America consists of our operations in the US and Canada, comprising 76% of consolidated revenues from continuing operations in 2012, 76% in 2011, and 75% in 2010.
- International consists of our operations in all other jurisdictions worldwide, comprising 24% of consolidated revenues from continuing operations in 2012, 24% in 2011, and 25% in 2010.

We measure segment profit on the basis of operating income. Certain income and expenses are managed at the corporate level and not allocated to an operating segment. Other segment and financial information contained in our MDA BUSINESS SEGMENT RESULTS and Note 18 is incorporated here by this reference.

REVENUE CATEGORIES

We recognized revenues in three major categories — Gaming Operations, Product Sales and Interactive. See Footnote 1 for additional information about accounting for our revenues.

Gaming Operations

Comprising 48% of consolidated revenues in 2012, 53% in 2011, and 54% in 2010, gaming operations generates recurring revenues by providing customers with proprietary land-based casino gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements. Our gaming operations pricing arrangements are largely variable where casinos pay service fees to IGT based on a percentage of amounts wagered (also referred to as coin-in) or net win. Variable fee units comprised 82% of our gaming operations installed base at September 30, 2012. Fixed fee units comprised 18% of our installed base at September 30, 2012 and pricing arrangements are typically based on a daily or monthly fee.

Casinos with IGT WAP machines paid a percentage of the coin-in for IGT services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of the progressive jackpot. The cost of funding progressive jackpots is subject to interest rate volatility as further described in Note 1, MDA CRITICAL ACCOUNTING ESTIMATES and related risks included in Part I, Item 1A.

Gaming operations revenues are affected by variations in the number and type of machines in service, levels and frequency of player wagers, and pricing arrangement terms. Levels of play are dependent on game popularity, casino seasonality trends, economic conditions, and other player preferences. Seasonal trends generally show higher play levels in the spring and summer months and lower in the fall and winter months. We monitor the productive life cycles of our gaming operations machines and systematically replace units experiencing declining play levels with newer games.

The IGT owned gaming operations installed base was comprised of our *MegaJackpots®* premium branded gaming machines, including WAP and stand-alone units, as well as other lease or rental units, including CDS and racino machines. IGT owned units were recorded on our balance sheet as part of property, plant and equipment. Casino owned units represent machines sold to our customers that also provide a recurring royalty fee. Prior year casino owned units increased by 3,600 in 2012, 2,900 in 2011 and 1,500 in 2010 due to a change in management's installed base criteria. Gaming operations revenues are generated from the units reflected in the table below, as well as from other service fees for systems access, game content, and other gaming equipment lease or rental.

Gaming Operations Units ('000)	2012	2011	2010
IGT owned units - *MegaJackpots® (Premium brand)*	27.1	27.9	27.2
IGT owned units - Lease (CDS, racino, other)	30.0	26.0	25.7
IGT installed base	57.1	53.9	52.9
Casino owned	21.6	20.4	19.4
Total	78.7	74.3	72.3

Product Sales

Comprising 45% of consolidated revenues in 2012, 45% in 2011, and 44% in 2010, product sales include land-based gaming machines and non-machine gaming related equipment, systems, services, licensing and royalty fees, and component parts (including kit conversions).

Product Sales Composition	2012	2011	2010
Slot machines	67%	63%	62%
Non-machine	33%	37%	38%
Gaming systems	20%	22%	22%
Parts & conversions	10%	12%	13%
Other fees & services	3%	3%	3%

Interactive

Comprising 7% of consolidated revenues in 2012, 2% in 2011, and 2% in 2010, interactive revenues are generated from online social gaming and wagering products and services, presented in the following two groups.

Social Gaming

Our North America based DoubleDown social casino-style gaming operation was acquired in January 2012 and generates revenues from the sale of virtual casino chips to players for use within the *DoubleDown Casino®* for additional play or game enhancements. Costs of revenues are comprised mainly of payment processing fees paid to Facebook or land-based casino hosts on a revenue participation basis. Social gaming metrics include:

- DAU measures the number of active users that play games at the *DoubleDown Casino®* each day. Average DAU is the average of the DAUs for each day during the period.
- MAU measures the number of active users that played games at the *DoubleDown Casino®* at least once in the last 30 days. Average MAU is the average of the MAUs each day during the period.
- DAU/MAU is a ratio used to monitor user engagement.
- Bookings represent the total amount of virtual casino chips sold during the period, as opposed to revenues, which include deferral adjustments based on the estimated period of service or chip consumption.

Unlike many other online social casino-style games where each game is a unique application, DoubleDown operates as a single casino application with multiple games where all games are available to the player within a single application. As a result, DoubleDown's reported number of active users is the equivalent of the number of unique users reported by many other online social casino-style game operators. Our DoubleDown strategy focuses on increasing DAU as an indicator of user engagement and average bookings per DAU. For 2012 since acquisition in January 2012, DoubleDown had average DAU of 1.4 million and average bookings per DAU of $0.26.

IGTi

IGTi collectively refers to all of our other online and mobile gaming solutions. IGTi encompasses primarily real money wagering casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win.

IGTi solutions are provided in one of two ways. In B2B arrangements, IGTi provides content and services to a partnering business, which then connects to the player through the partner's own site. In B2C arrangements, IGTi runs the online website on behalf of the customer, connecting directly with the player. IGTi costs of revenues includes transaction costs incurred to run the sites, including player verification checks, banking transaction fees, data center costs to host servers, internet bandwidth fees, royalties, and server support/maintenance fees.

STRATEGIC BUSINESS ACQUISITIONS AND AFFILIATES

We aim to complement our internal resources through strategic alliances, investments, and business acquisitions that:

- diversify our geographic reach
- expand our product lines and customer base
- leverage our technological and manufacturing infrastructure to increase our rates of return

In January 2012, we acquired Seattle based Double Down Interactive LLC., developer and operator of the social gaming *DoubleDown Casino®* found on Facebook. DoubleDown has a broad and expanding game portfolio, offering blackjack, slots, slot tournaments, video poker, and roulette to social gamers around the world. This strategic acquisition is establishing IGT's position in social casino-style gaming and strengthening our core business with added distribution channels for IGT game content. DoubleDown is presented as a component of our North America segment.

Acquisitions and affiliate investments are also discussed in Notes 2 and 20. Discontinued operations, and material asset losses or impairment recognized during the last three years are discussed in our MDA—OVERVIEW, MDA—CONSOLIDATED RESULTS, and Notes 19 and 21. Risks related to business combinations and investments are described in Part I, Item 1A.

PRODUCTS

We provide a broad range of casino games, gaming equipment and systems technology for land-based and online social gaming and wagering markets under for-sale or revenue sharing arrangements.

Games

We combine elements of math, play mechanics, sound, art, and technological advancements with our library of entertainment licenses and patented IP to provide gaming products designed to provide a high degree of player appeal. We continuously expand our game library with new content, popular brands, and appealing bonuses to address player preferences and other market trends.

We offer a wide array of casino-style games for land-based, online social gaming, online real-money wagering and mobile gaming markets with multi-line, multi-coin and multi-currency configurations.

Land-Based

- ***Premier (MegaJackpots®)***
  - Multi-Level Progressive
  - Wide-Area Progressive
  - Stand-Alone
- ***Core***
  - Video Reel
  - Spinning Reel
  - Video Poker
  - Multi-Game (Game King®)
  - Game Families
- ***Central Determination System***
  - Bingo (Class II)
  - VLT
- ***Multi-Player***
  - Electronic Table
  - Virtual Racing

Interactive

- ***Social - DoubleDown Casino®***
  - Slots
  - Video Poker
  - Table Games
- ***Online***
  - MegaJackpots®
  - Slots
  - Table Games
  - Fixed Odds
  - Video Poker
  - Bingo & Keno
- ***Mobile***
  - Slots
  - Table Games
  - Video Poker

Cabinet Configurations

Land-based customers can combine our extensive library of games with several gaming machine cabinets designed to maximize functionality, flexibility, and player comfort. Our *AVP*® machines support server-based gaming networks with G2S open industry standards. Slot machine configurations vary by jurisdiction and may include:

- Stand-alone casino-style slot machines that determine the game play outcome at the machine, known as Class III in tribal jurisdictions
- WAP jackpot systems with machines linked across several casinos
- CDS machines connected to a central server that determines the game outcome, encompassing VLT's (video lottery terminals) used primarily in government-sponsored applications and electronic or video bingo machines, known as Class II in tribal jurisdictions

Systems

IGT systems products include infrastructure and applications for casino management, customer relationship management, player management, and server-based gaming. Our casino and customer relationship management solutions include integrated modules for:

- machine accounting
- patron management
- cage accounting
- table accounting
- ticket-in/ticket-out
- bonusing (jackpots and promotions)
- table game automation
- payment processing
- reporting
- regulatory compliance

Our player management solutions feature customized player messaging, tournament management, and integrated marketing and business intelligence modules that provide analytical, predictive, and management tools for maximizing casino operational effectiveness. Our server-based solutions enable electronic game delivery and configuration for slot machines, as well as providing casino operators with opportunities to increase profits by enhancing the players' experience, connecting with players interactively, and creating operational efficiencies.

Interactive

IGT's Double Down online social gaming operation provides a unique opportunity for casino entertainment to reach a broader audience, while complementing IGT's other existing offerings and the core casino audience. *DoubleDown Casino®* is available online through Facebook and www.DoubleDownCasino.com on a variety of personal computer and mobile devices. Additionally, our land-based casino customers can integrate the *DoubleDown Casino®* link into their own website providing players with access to a large portfolio of popular social casino-style games. The *DoubleDown Casino®* link provides casino operators with an opportunity to engage their customers when they are not physically present in the land-based casino.

IGT also provides wager-based online casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services. The IGT *Remote Game Server®* (*IGT rgs™*) seamlessly integrates onto an operator's interactive platform, allowing access to our portfolio of game content that allows for real money wagering in legalized jurisdictions. These systems are primarily focused on the management of digital patron wallets, responsible gaming functionality, fraud detection and prevention, patron credentials, customer relationship management, player accounting, and player analytics. With these solutions, we deploy a full service platform capable of supporting the main games associated with online wagering (casino games, sports betting, multi-player poker and bingo).

RESEARCH & DEVELOPMENT

We support our product development efforts through a considerable emphasis and investment in the R&D of emerging technology trends, which we believe enables us to maintain a leadership position in the industry. Our product innovation reflects a combination of customer research, design experience and engineering excellence utilizing our game design resources, IP portfolio, and next-generation game development tools. The focus of our product development is to enhance the player experience through interactive networked gaming, information technology, innovative game design, and customer relationship services, thereby maximizing the potential for casino operator profitability.

We dedicate approximately 1,700 employees worldwide to R&D efforts covering multiple engineering disciplines, including hardware, electrical, systems and software. We specialize in progressive creative game development including design, math, graphics and audio. Our primary development facilities are located in Nevada (Reno and Las Vegas), California (San Francisco), Washington (Seattle), China (Beijing), and Australia (Sydney). Additional global design centers provide local community presence, customized products, and regional production where beneficial or required.

Our games are created primarily by employee designers, engineers, and artists, as well as third-party content creators. We also use third-party technologies to improve the yield of our development investment and concentrate increased resources on product differentiation engineering. A significant amount of our R&D efforts during 2012 continued to focus on expanding interactive online opportunities. Our investment in R&D totaled $217.0 million in 2012, $194.7 million in 2011, and $189.4 million in 2010.

Intellectual Property

Our IP portfolio of patents, trademarks, copyrights, and other licensed rights are significant to our business. At September 30, 2012, we held approximately 5,800 patents or patent applications and approximately 3,800 trademarks filed and registered worldwide. The weighted average remaining useful life of our capitalized patent costs at September 30, 2012 was approximately 3.5 years. Our brand licensing arrangements have various expiration dates through 2020 and commonly contain options to extend.

We seek to protect our investment in R&D and the new and original features of our products by perfecting and maintaining our IP rights. We obtain patent protection covering many of our products and have a significant number of US and foreign patent applications pending. Our portfolio is widely diversified with patents related to a variety of gaming products, including game designs, bonus and secondary imbedded game features, device components, and online or mobile functionality.

We market most of our products under trademarks and copyrights that provide product recognition and promote widespread acceptance. We seek protection for our copyrights and trademarks in the US and various foreign countries, where applicable. We use IP assets offensively and defensively to protect our innovation and license it to others under terms designed to promote standardization in the gaming industry. IP litigation is described in Note 13 and related risk factors are discussed in Part I, Item 1A.

SALES AND MARKETS

We market our products and services worldwide. We have a substantial presence in the US and growing international operations. We promote our products through a worldwide network of sales associates, as well as third-party distributors and agents in certain markets under arrangements that generally specify no minimum purchase and require specified performance standards be maintained. We offer equipment contract financing for qualified customers and development financing loans to select customers for new or expanding gaming facilities.

As of September 30, 2012, we maintained 60 offices across six continents to respond to customer needs and our Global Support Center is staffed with experts in technical issue resolution. We provide access to product information and 24-hour customer service through our website and offer a variety of customer training designed to ensure success in using our products to their full potential.

North America

The gaming industry installed base in the US and Canada has been relatively flat over the last few years, at just over 900,000 legal gaming devices by our estimates. Growth of legalized gaming is largely driven by new jurisdictions considering gaming tax revenues as a means to address budget shortfalls. Sales or placements of gaming machines are also affected by new openings or expansion of existing gaming properties and the machine replacement cycle, as well as economic conditions. Additionally, we expanded into online social gaming with the acquisition of DoubleDown in January 2012.

International

Markets outside of North America are expected to grow faster than those in North America, and we are localizing our sales presence in these markets, as we increase scalability and prepare for new opportunities. Our international strategy capitalizes on our North America experience, while customizing products for foreign languages, other unique local preferences and regulatory requirements.

Our international gaming markets included the following customer regions at September 30, 2012:

- Europe (including the UK), the Middle East, and Africa (EMEA)
- Latin America (Mexico, South and Central America) and the Caribbean (LAC)
- Asia, Australia, New Zealand, and the Pacific (APAC)

As the legalization and regulation of online gaming continues to unfold, our strategic intent is to enter and do business in those regulated markets that offer attractive return characteristics and build on our existing capabilities. In conjunction with an evaluation of resources, products, and markets from a commercial and compliance perspective, during our 2012 fourth quarter we determined it was prudent to consolidate our IGTi product development and customer service resources in Europe primarily acquired with Entraction, due in part to diminished returns largely related to regulatory challenges. As a result, we began exiting certain online turnkey and poker operations and closing or reducing certain facilities in Europe (Stockholm and Tallinn). Resulting impairment and restructuring charges are discussed in our MDA-CONSOLIDATED RESULTS, MDA--BUSINESS SEGMENT RESULTS, and Note 19.

OPERATIONAL OVERVIEW

Manufacturing and Suppliers

In addition to our main production facility in Nevada, we manufacture our products using third-party manufacturers in China. We also provide reconditioning and re-manufacturing processes in our Las Vegas facility for our gaming operations installed base. Our manufacturing operations primarily involve the configuration and assembly of electronic components, cables, harnesses, video monitors, and prefabricated parts purchased from outside sources. We also operate facilities for silkscreen manufacturing and digital design.

We use a variety of raw materials to manufacture our gaming devices including metals, wood, plastics, glass, electronic components, and LCD screens. We have a broad base of material suppliers and utilize multi-sourcing practices to ensure component availability. We believe the availability of materials used to manufacture our products is adequate and we are not substantially dependent on any single supplier.

We currently devote approximately 626,000 square feet in our Reno facilities and approximately 228,000 square feet in our Las Vegas facility to product development, manufacturing, warehousing, shipping, and receiving. Maintaining our commitment to quality, we maintained our ISO 9001.2008 Quality Management System certification at all of our manufacturing facilities during 2012. ISO standards represent an international consensus with respect to the design, manufacture, and use of practices intended to ensure ongoing customer satisfaction with consistent delivery of products and services.

We generally carry a sufficient amount of inventory related to the breadth of our product lines. We reasonably expect to fill our manufacturing product order backlog for both gaming operations and product sales within the next fiscal year. Backlog for gaming operations machine units totaled 7,800 at October 31, 2012 and 7,500 at October 31, 2011. Product sales backlog totaled approximately $197.3 million at October 31, 2012 and $122.1 million at October 31, 2011.

Employees

As of September 30, 2012, we employed 4,800 individuals worldwide, 3,900 in our North America segment and 900 in our International segment. We continue to review our costs and organizational structure to maximize efficiency and align expenses with the current and long-term business outlook.

COMPETITION AND PRODUCT DEMAND

IGT operates within an increasingly competitive market. The markets for our gaming products and services are constantly evolving and technological advances increasingly employ personal computers, mobile communication, and other digital media devices. Our competitors range from small, localized companies to large, multi-national corporations in every jurisdiction in which we conduct business. Our most significant competitors include Aristocrat Leisure Limited, Bally Technologies, Inc., and WMS Industries, Inc.

We believe replacement sales are driven by customer strategies to upgrade casino floors with newer games and technologies that combine higher yields with cost savings, convenience, and other benefits. Emerging technologies that improve operators' profitability, such as delivery platforms with increased capabilities, game features that increase player appeal, or application modules which increase operator efficiencies, can accelerate the replacement cycle.

New or expanding casinos generate new product demand and stimulate replacement demand at neighboring properties compelled to upgrade their gaming floors to remain competitive. New jurisdictions establishing legalized gaming also create product demand and continue to grow the overall installed base of gaming devices.

We endeavor to create gaming products with superior functionality and features, using innovative architecture and technologies, resulting in a high degree of customer acceptance and player preference. We also strive to maintain an edge in our quality of customer support and efficient product implementation. The breadth of our gaming products and diversity of our innovative game library contribute to our competitive advantage.

We believe IGT has competitive advantages resulting from broad alliances and lengthy business relationships with our customers, the financial strength to aggressively invest in R&D, and an extensive IP portfolio. Our historically high levels of customer service and support, extensive and well-established infrastructure of sales and manufacturing, worldwide name recognition, and geographic diversity are also competitive assets. We believe our reputation for consistently delivering and supporting quality products will encourage operators to select our products and enable us to maintain a substantial market position.

AVAILABLE INFORMATION

IGT's principal corporate executive offices are located at: 6355 South Buffalo Drive
Las Vegas, Nevada 89113
(702) 669-7777

All reporting information filed with or furnished to the SEC is available free of charge through the Investor Relations link on our website at www.IGT.com as soon as reasonably practicable after we electronically file or furnish such information to the SEC.

The public may read and copy any materials filed by the company with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC available at www.sec.gov .

Additionally, the following IGT information is available through the Investor Relations link of our website and will be mailed in print form free of charge to any shareholder upon request:

- code of conduct
- corporate governance guidelines
- code of ethics for our principal executive officer and senior financial officers
- conflict of interest guidelines for members of our board of directors
- charters for our Audit, Capital Deployment, Compensation, and Nominating and Corporate Governance Committees

GOVERNMENT GAMING REGULATION

We conduct business worldwide and are subject to licensing and other regulatory requirements. The manufacture and distribution of casino games, gaming equipment, systems technology, and related services, as well as the operation of casinos, is subject to regulation by a variety of federal, state, international, tribal, and local agencies, with the majority of oversight provided by individual state gaming control boards.

While the regulatory requirements vary from jurisdiction to jurisdiction, most require:

- licenses and/or permits
- findings of suitability for the company, as well as individual officers, directors, major shareholders, and key employees
- documentation of qualification, including evidence of financial stability
- specific approvals for gaming equipment manufacturers and distributors

Our operating entities and key personnel have obtained or applied for all required government licenses, permits, registrations, findings of suitability, and approvals necessary to manufacture and distribute gaming products in all jurisdictions where we do business. Although many regulations at each level are similar or overlapping, we must satisfy all conditions individually for each jurisdiction.

Gaming laws and regulations serve to protect the public and ensure that gaming related activity is conducted honestly, competitively, and free of corruption. Regulatory oversight additionally ensures that the local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions must demonstrate high levels of detail and integrity.

Certain regulators not only govern the activities within their jurisdiction, but also monitor our activities in other jurisdictions to ensure that we comply with local standards on a worldwide basis. As a Nevada licensee, state regulatory authorities require us to maintain Nevada standards for all operations worldwide. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions. A more detailed description of the regulations to which we are subject is provided in Exhibit 99 of this Annual Report on Form 10-K, incorporated herein by reference.

The nature of the industry and our worldwide operations make this process very time consuming and require extensive resources. We employ additional community staff members and legal resources familiar with local customs in certain jurisdictions to assist in keeping us compliant with applicable regulations worldwide. Through this process, we seek to assure both regulators and investors that all our operations maintain the highest levels of integrity and avoid any appearance of impropriety. We have never been denied a gaming related license, nor have our licenses ever been suspended or revoked.

Risk factors related to gaming regulation are discussed in Part 1, Item 1A. Changes in or new interpretations of existing gaming laws and regulations may hinder or prevent us from continuing to operate in certain jurisdictions. Regulatory challenges related to our interactive operations in Europe are discussed in our MDA-CONSOLIDATED RESULTS, MDA--BUSINESS SEGMENT RESULTS, and Note 19.

Item 1A. Risk Factors

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the gaming industry, which have negatively impacted and could continue to negatively impact the play levels of our participation games, our product sales, and our ability to collect outstanding receivables.

Demand for our products and services depends largely upon favorable conditions in the gaming industry, which is highly sensitive to players' disposable incomes and gaming activities. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as continued negative economic conditions, natural disasters, acts of war or terrorism, transportation disruptions or health epidemics. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels on our participation games, causing our cash flows and revenues from a large share of our recurring revenue products to decline. Unfavorable economic conditions have also resulted in a tightening in the credit markets, decreased liquidity in many financial markets, and significant volatility in the credit and equity markets.

A decline in the relative health of the gaming industry and the difficulty or inability of our customers to obtain adequate levels of capital to finance their ongoing operations reduces their resources available to purchase our products and services, which adversely affects our revenues. If we experience a significant unexpected decrease in demand for our products, we could also be required to increase our inventory obsolescence charges.

Furthermore, the extended economic downturn has impacted and could continue to impact the ability of our customers to make timely payments to us which could adversely affect our results of operations. We have, and may continue, to incur additional provisions for bad debt related to credit concerns on certain receivables, including in connection with contract financing we provide to customers, which has increased in amount in fiscal 2012 as a result of competitive marketplace and a challenging economic recovery.

Our ability to operate in our existing land-based or online jurisdictions or expand into new land-based or online jurisdictions could be adversely affected by new or changing laws or regulations, new interpretations of existing laws or regulations, and difficulties or delays in obtaining or maintaining needed licenses or approvals.

The gaming industry is subject to extensive governmental regulation by US federal, state and local governments, as well as tribal officials or organizations and foreign governments. While the regulatory requirements vary by jurisdiction, most require:

- licenses and/or permits
- findings of suitability
- documentation of qualifications, including evidence of financial stability
- other required approvals for companies who manufacture or distribute gaming equipment and services, including but not limited to approvals for new products
- individual suitability of officers, directors, major shareholders and key employees

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process which could adversely affect our operations and our ability to retain key employees.

To expand into new jurisdictions, we may need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major stockholders, key employees or business partners. If we fail to seek, do not receive or receive a revocation of a license in a particular jurisdiction for our games and gaming machines, hardware or software, we cannot sell or place on a participation or leased basis our products in that jurisdiction and our issued licenses in other jurisdictions may be impacted. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth.

Further, changes in existing gaming laws or regulations or new interpretations of existing gaming laws or regulations, both with respect to land-based and online gaming activities, may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations. Additionally, evolving laws and regulations regarding data privacy could adversely impact opportunities for growth in our online business, and could result in additional compliance-related costs.

Slow growth in the establishment of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry could limit or reduce our future profits.

Demand for our products is driven substantially by the establishment of new land-based and/or online gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing gaming machines. The establishment or expansion of gaming in any jurisdiction, whether land-based or online, typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. Opposition to gaming could result in restrictions on or even prohibitions of gaming operations or the expansion of operations in any jurisdiction.

In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. Slow growth in the establishment of new gaming jurisdictions or delays in the opening of new or expanded casinos and declines in, or low levels of demand for, machine replacements could reduce the demand for our products and our future profits. Because a substantial portion of our sales come from repeat customers, our business could be affected if one or more of our customers is sold to or merges with another entity that utilizes more of the products and services of one of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations, a slowing in the rate of gaming machine replacements, or require our current customers to switch to our competitors' products, any of which could negatively impact our results of operations.

Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

As a supplier of gaming machines, we must offer themes and products that appeal to gaming operators and players. There is constant pressure to develop and market new game content and technologically innovative products. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, such as a negative change in the trend of acceptance of our newest systems innovations or jackpot fatigue (declining play levels on smaller jackpots), the demand for our gaming products and the level of play of our gaming products could decline. Further, our products could suffer a loss of floor space to table games or other more technologically advanced games or operators may reduce revenue sharing arrangements, each of which would harm our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

The gaming industry is intensely competitive. We face competition from a growing number of companies and, if we are unable to compete effectively, our business could be negatively impacted.

Competition among gaming and systems providers, including manufacturers of electronic gaming equipment and systems products, is intense. Competition in our industry is primarily based on the amount of profit our products generate for our customers, together with cost savings, convenience, and other benefits. Additionally, we compete on the basis of price, pricing models, and financing terms made available to customers, the appeal of game content and features to the end player, and the features and functionality of our hardware and software products. Our competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources.

Competition in the gaming industry is intense due to the increasing number of providers, combined with the limited number of operators and jurisdictions in which they operate. In particular, we have observed an influx of small gaming equipment manufacturers entering the market over the last few years. This combination of a growing number of providers and a limited number of operators has resulted in an increased focus on price to value. To compete effectively, providers must offer innovative products, with increasing features and functionality benefiting the operators along with game content appealing to the end player, at prices and, in certain cases, financing terms that are attractive to operators.

Obtaining space and favorable placement on casino gaming floors is also a competitive factor in our industry. In addition, the level of competition among equipment providers has increased significantly due to consolidation among casino operators and cutbacks in capital spending by casino operators resulting from the economic downturn and decreased player spend.

Our online social gaming and wagering operations are also subject to intense competition. In particular, the online social gaming casino operated by DoubleDown is relatively new and has lower barriers to entry. Several companies have launched social casino offerings, and new competitors are likely to continue to emerge, some of which may be operated by social gaming companies with a larger base of existing users, or by casino operators with more experience in operating a casino. If the products offered through our online businesses do not maintain their popularity, or fail to grow in a manner that meets our expectations, our results of operations and financial condition could be harmed.

Our success in the competitive gaming industry depends in large part on our ability to develop and manage frequent introductions of innovative products.

The gaming industry is characterized by dynamic customer demand and technological advances, both for land-based and online gaming products. As a result, we must continually introduce and successfully market new themes and technologies in order to remain competitive and effectively stimulate customer demand. To remain competitive, we have invested resources towards our research and development efforts to introduce new and innovative games with dynamic features to attract new customers and retain existing customers.

We intend to continue investing resources toward our research and development efforts. There is no assurance that our investments in research and development will lead to successful new technologies or timely new products. We invest heavily in product development in various disciplines: platform hardware, platform software, online services, content (game) design and casino software systems. Because our newer products are generally more technologically sophisticated than those we have produced in the past, we must continually refine our design, development and delivery capabilities across all channels to meet the needs of our product innovation. If we cannot efficiently adapt our processes and infrastructure to meet the needs of our product innovations, our business could be negatively impacted.

Our customers will accept a new game product only if it is likely to increase operator profits more than competitors' products. The amount of operator profits primarily depends on consumer play levels, which are influenced by player demand for our product. There is no certainty that our new products will attain this market acceptance or that our competitors will not more effectively anticipate or respond to changing customer preferences. In addition, any delays by us in introducing new products could negatively impact our operating results by providing an opportunity for our competitors to introduce new products and gain market share ahead of us.

The risks related to operations in foreign countries and outside of traditional US jurisdictions could negatively affect our results.

We operate in many countries outside of the US and in tribal jurisdictions with sovereign immunity which subjects us to certain inherent risks. A significant portion of our revenues is derived from our International business segment. Developments such as noted below could adversely affect our financial condition and results of operations:

- social, political or economic instability
- additional costs of compliance with international laws or unexpected changes in regulatory requirements
- the effects that evolving regulations regarding data privacy may have on our online operations
- tariffs and other trade barriers
- volatility of financial markets and fluctuations in foreign exchange rates outside the US
- adverse changes in the creditworthiness of parties with whom we have significant receivables or forward currency exchange contracts

- expropriation, nationalization and restrictions on repatriation of funds or assets
- difficulty protecting our intellectual property
- recessions in foreign economies
- difficulties in maintaining foreign operations
- changes in consumer tastes and trends
- acts of war or terrorism
- US government requirements for export

<u>We may be unable to protect our IP.</u>

A significant portion of our revenues is generated from products using certain IP rights and our operating results would be negatively impacted if we are unsuccessful in protecting these rights from infringement. In addition, some of our most popular games and features are based on trademarks, patents and other IP licensed from third parties. Our future success may depend upon our ability to obtain, retain and/or expand licenses for popular IP rights with reasonable terms in a competitive market. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the games or gaming machines that use the licensed technology or bear the licensed marks.

Our success may depend in part on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection and patent protection of our proprietary technologies, intellectual property and other game innovations. We may not be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright or issued patent will provide competitive advantages for us or that our intellectual properties will not be successfully challenged or circumvented by competitors.

We also rely on trade secrets and proprietary know-how to protect certain proprietary knowledge and have entered into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information. However, there can be no guarantees that our employees and consultants will not breach these agreements, and if these agreements are breached it is unlikely that the remedies available to us will be sufficient to compensate us for the damages suffered. Additionally, despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors.

<u>We may be subject to claims of IP infringement or invalidity and adverse outcomes of litigation could unfavorably affect our operating results.</u>

Competitors and others may infringe on our intellectual property rights, or may allege that we have infringed on theirs. Monitoring infringement and misappropriation of intellectual property can be difficult and expensive, and we may not be able to detect infringement or misappropriation of our proprietary rights. We may also incur significant litigation and other expenses protecting our intellectual property or defending our use of intellectual property, reducing our ability to bring new products to market in the future. These expenses could have an adverse effect on our future cash flows and results of operations. Our assessment of current IP litigation could change in light of the discovery of facts not presently known to us or determinations by judges, juries or others that do not agree with our evaluation of the possible liability or outcome of such litigation. If we are found to infringe on the rights of others we could be required to discontinue offering certain products or systems, to pay damages, or purchase a license to use the intellectual property in question from its owner. Litigation can also distract management from the day-to-day operations of the business. There can be no assurances that certain of our products, including those with currently pending patent applications, will not be determined to have infringed upon an existing third party patent.

<u>Business combinations and investments in intellectual properties or affiliates present risk, and we may not be able to realize the financial and strategic goals that were contemplated at the time of the transaction, which could materially affect our financial results.</u>

We have invested and may continue to invest in strategic business combinations and acquisitions of important technologies and IP that we believe will expand our geographic reach, product lines, and/or customer base. We may encounter difficulties in the assimilation of acquired operations, technologies and/or products, or an acquisition may prove to be less valuable than the price we paid, or we may otherwise not realize the anticipated benefits of an acquisition. We also may encounter difficulties applying our internal controls to an acquired business. Any of these events or circumstances may have an adverse effect on our business by requiring us to, among other things, record substantial impairment charges on goodwill and other intangible assets, resulting in a negative impact on our operating results.

Moreover, as we continue the process of evaluating our business in conjunction with an assessment of our long-term strategic goals, we will also further evaluate past and potential investments to determine if and how they will fit into our organizational structure going forward. If an event or change occurs in affiliate relationships or agreements associated with business combinations, we may be required to reassess cash flows, recoverability, useful lives, and fair value measurements, which may result in material impairment charges.

As we enter into new lines of business and expand our online offerings, there may be unintended adverse effects on our land-based business. For example, our online social gaming *DoubleDown Casino®* may be offered on Facebook alongside existing or planned online social gaming casino offerings by one or more of our casino customers. One or more of such casino customers could view our online social gaming casino offering as competing with its offering. If, as a result of this view, one or more of such customers modifies, reduces or terminates its business relationship with us with respect to our land-based products and services, it could have a negative impact on our business and our operating results.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete.

Our success depends largely on recruiting and retaining talented employees. The market for qualified executives and highly skilled, technical workers is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical staff could limit our ability to develop successful products and cause delays in getting new products to market.

Our gaming machines and online operations may experience losses due to technical problems or fraudulent activities.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our gaming machines, systems, and online offerings. We incorporate security features into the design of our gaming machines and other systems, including those responsible for our online operations, which are designed to prevent us and our patrons from being defrauded. We also monitor our software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that our security features or technical efforts will continue to be effective in the future. If our security systems fail to prevent fraud or if we experience any significant technical difficulties, our operating results could be adversely affected. Additionally, if third parties breach our security systems and defraud our patrons, or if our hardware or software experiences any technical anomalies, the public may lose confidence in our gaming products and online operations or we could become subject to legal claims by our customers or to investigation by gaming authorities.

Our gaming machines and online offerings have experienced anomalies and fraudulent manipulation in the past. Games and gaming machines may be replaced by casinos and other gaming machine operators if they do not perform according to expectations, or may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our games, gaming machines, systems, or online games and systems may give rise to claims for lost revenues and related litigation by our customers and may subject us to investigation or other action by gaming regulatory authorities including suspension or revocation of our gaming licenses, or disciplinary action.

Our online social gaming casino offering is conducted almost entirely through Facebook, and our business and our growth prospects would suffer if we fail to maintain a good relationship with Facebook, or if Facebook were to alter the terms of our relationship.

DoubleDown Casino®, which is our online social gaming casino offering, operates almost entirely through Facebook. Consequently, our operating platform, growth prospects and future revenues from this online offering are dependent on our relationship with Facebook. While DoubleDown has historically maintained a good relationship with Facebook, our online social gaming casino offering would suffer if we are unable to continue this relationship in the future.

In addition, our relationship with Facebook is not governed by a contract, but rather by Facebook's standard terms and conditions for application developers. Facebook modifies these terms and conditions as well as its privacy policies from time to time, and any future changes, including any changes required as a result of government regulation, could have a material adverse impact on our business. For example, if Facebook were to increase the fees that it charges application developers, our gross profit and operating income would suffer. Additionally, if users were to limit our ability to use their personal information, if Facebook were to develop competitive offerings, either on its own or in cooperation with another competitor, or if Facebook were to alter their operating platform to our detriment, our growth prospects would be negatively impacted.

Our online offerings are part of a new and evolving industry, which presents significant uncertainty and business risks.

Online gaming, including social casino-style gaming, is a relatively new industry that continues to evolve. The success of this industry and our online business will be affected by future developments in social networks, mobile platforms, legal or regulatory developments (such as the passage of new laws or regulations or the extension of existing laws or regulations to social casino-style gaming activities), data privacy laws and regulations, and other factors that we are unable to predict, and are beyond our control. This environment can make it difficult to plan strategically and can provide opportunities for competitors to grow revenues at our expense. Consequently, our future operating results relating to our online offerings may be difficult to predict and we cannot provide assurance that our online offerings will grow at the rates we expect, or be successful in the long term.

Systems, network or telecommunications failures or cyber-attacks may disrupt our business and have an adverse effect on our results of operations.

Any disruption in our network or telecommunications services could affect our ability to operate our games or financial systems, which would result in reduced revenues and customer down time. Our network and databases of business or customer information are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks and similar events. Despite our implementation of network security measures and data protection safeguards, including a disaster recovery strategy for back office systems, our servers and computer resources are vulnerable to viruses, malicious software, hacking, break-ins or theft, third-party security breaches, employee error or malfeasance, and other potential compromises. Disruptions from unauthorized access to or tampering with our computer systems in any such event could have a material adverse effect on our business, reputation, operating results and financial condition.

Our outstanding domestic credit facility subjects us to financial covenants which may limit our flexibility.

Our domestic credit facility subjects us to a number of financial covenants, including a minimum ratio of Adjusted EBITDA to interest expense minus interest on jackpot liabilities and a maximum ratio of Net Funded Debt to Adjusted EBITDA. Our failure or inability to comply with these covenants will cause an event of default that, if not cured, could cause the entire outstanding borrowings under our domestic credit facility, 5.5% Bonds, 7.5% Bonds and Notes to become immediately due and payable. In addition, our interest rate under the domestic credit facility can vary based on our public credit rating or our Net Funded Debt to Adjusted EBITDA ratio. Each of these measures may be adversely impacted by unfavorable economic conditions. The domestic credit facility also includes restrictions that may limit our flexibility in planning for, or reacting to, changes in our business and the industry.

Our outstanding Notes subject us to additional risks.

Our Notes issued in May 2009 contain a net settlement feature, which entitles holders to receive cash up to $1,000 per Note and shares for any excess conversion value as determined by the respective governing indentures. Consequently, if a significant number of Notes are converted or redeemed, we would be required to make significant cash payments to the holders who convert or redeem the Notes.

In connection with the offering of the Notes, we entered into additional separate transactions for note hedges and warrant transactions. In connection with these transactions, the hedge counterparties and/or their respective affiliates may enter into various derivative transactions with respect to our common stock and may enter into or unwind various derivative transactions and/or purchase or sell our common stock in secondary market transactions prior to maturity of the Notes. These activities could have the effect of increasing or preventing a decline in, or having a negative effect on, the value of our common stock and could have the effect of increasing or preventing a decline in the value of our common stock during any conversion reference period related to a conversion of the Notes. The warrant transactions could separately have a dilutive effect from the issuance of our common stock pursuant to the warrants.

A decline in and/or sustained low interest rates causes an increase in our jackpot expense which could limit or reduce our future profits.

Changes in prime and/or treasury and agency interest rates during a given period cause fluctuations in jackpot expense largely due to the revaluation of future winner liabilities. When rates increase, jackpot liabilities are reduced as it costs less to fund the liability. However, when interest rates decline the value of the liability (and related jackpot expense) increases because the cost to fund the liability increases. Our results may continue to be negatively impacted by continuing low interest rates or further declines in interest rates, resulting in increased jackpot expense and a reduction of our investment income, which could limit or reduce our future profits.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

Our ability to make payments on and to refinance our indebtedness, including the Notes, and to fund planned capital expenditures will depend on our operating performance, financial results and ability to generate cash from our operations. These variables, to a certain extent, are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations and future sources of capital under our credit facilities or otherwise may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the Notes, or to fund our other liquidity needs. The Notes mature on May 1, 2014, unless repurchased earlier or converted. We may need to refinance or restructure all or a portion of our indebtedness, including the Notes, on or before maturity and may not be able to do so on commercially reasonable terms, or at all. Any default on our debt obligations would have a material adverse effect on our business, operating results and financial condition.

New products may be subject to complex and dynamic revenue recognition standards, which could materially affect our financial results.

As we introduce new products and transactions become increasingly complex, additional analysis and judgment is required to account for and recognize revenues in accordance with generally accepted accounting principles. Transactions may include multiple element arrangements, software components, and/or unique new product offerings, such as our online social casino games at our *DoubleDown Casino*®, and applicable accounting principles or regulatory product approval delays could further change the timing of revenue recognition and could adversely affect our financial results for any given period. Fluctuations may occur in our deferred revenues and reflect our continued shift toward more multiple element contracts that include systems and software.

Our results of operations could be affected by natural events in the locations in which we or our customers or suppliers operate.

We, our customers, and suppliers have operations in locations subject to natural occurrences such as severe weather and geological events including hurricanes, earthquakes, floods or tsunamis that could disrupt operations. Any serious disruption at any of our facilities or the facilities of our customers or suppliers due to a natural disaster could have a material adverse effect on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities, it could impair our ability to adequately supply our customers, cause a significant disruption to our operations, cause us to incur significant costs to relocate or reestablish these functions and negatively impact our operating results. While we insure against certain business interruption risks, such insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In addition, any natural disaster that results in a prolonged disruption to the operations of our customers or suppliers may adversely affect our business, results of operations or financial condition.

Investments and development financing loans could adversely impact liquidity or cause us to incur loan losses or record a charge to earnings if our investments become impaired.

We invest in and/or provide financing for expansion or construction of gaming locations and other business purposes, particularly in our international operations. Such investment and financing activities subject us to increased credit risk in certain regions, which could be exacerbated by current unfavorable economic conditions or other political or economic instability in those regions. We monitor our investments and financing activities to assess impairment on a quarterly basis.

We have in the past and may in the future incur losses on these types of investments and loans. Our results of operations, liquidity or financial position may be negatively impacted if we are unable to collect on loans or derive benefit from our investments.

Current environmental laws and regulations, or those enacted in the future, could result in additional liabilities and costs.

The manufacturing of our products may require the use of materials that are subject to a variety of environmental, health and safety laws and regulations (such as climate change legislation). Compliance with these laws could increase our costs and impact the availability of components required to manufacture our products. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

Our properties consist primarily of facilities worldwide used for manufacturing, engineering, sales, corporate administration, customer service and technical support. We own our corporate headquarters in Las Vegas, Nevada, which serves as our primary sales and service facility. We also own a Reno, Nevada campus, which serves as our primary manufacturing, engineering and warehousing facility. Additional sales and service facilities worldwide are occupied under leases that expire at various times through 2022.

Square Footage Of Facilities At September 30, 2012

	Approximate Square Footage	
	Owned	**Leased**
(in thousands)		
North America (US and Canada)	1,840	787
International		
EMEA	146	129
LatAm	-	60
AsiaPac	15	211

We expect our current properties will be adequate for our near-term business needs and the productive capacity of our facilities is substantially utilized.

Item 3. Legal Proceedings

IGT has been named in and has brought lawsuits in the normal course of business. A description of certain of these matters is contained in Note 13 and incorporated herein by this reference.

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the New York Stock Exchange under the symbol "IGT." As of November 26, 2012, there were approximately 2,000 record holders of IGT's common stock and the closing price was $12.98.

	Quarters			
	First	Second	Third	Fourth
2012				
Stock price - high	$ 18.17	$ 18.10	$ 17.25	$ 16.07
Stock price - low	13.42	14.15	13.12	10.92
Dividends declared	$0.06	$0.06	$0.06	$0.06
2011				
Stock price - high	$ 17.82	$ 19.11	$ 18.63	$ 19.15
Stock price - low	14.00	15.13	14.86	13.38
Dividends declared	$0.06	$0.06	$0.06	$0.06

In our 2013 first quarter, we declared a cash dividend of $0.07 per share, payable on December 31, 2012 to shareholders of record on December 19, 2012.

IGT transfer agent and registrar

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
MAC N9173-010
Mendota Heights, MN 55120
(800) 468-9716
www.wellsfargo.com/contactshareownerservices

Share Repurchases

The purpose of our common stock repurchase plan is to increase shareholder value and to reduce outstanding share count dilution. As announced on June 14, 2012, our Board of Directors authorized share repurchases of up to $1.0 billion beginning on June 13, 2012 with no specified expiration date. We may use open market or privately negotiated transactions, as well as Rule 10b5-1 trading plans, depending on market conditions and other factors. See Note 17 for a description of our $400.0 million ASR transaction executed in June 2012.

2012 Fourth Quarter	Total [a] Number of Shares Purchased	Average Price Paid Per Share ($0.00)	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Approximate Dollar Value of Shares Still Available for Purchase Under the Plan
July 1 - July 28, 2012	1.7	$ 13.09	1.7	$ 600.0
July 29 - August 25, 2012	4.0	13.09	4.0	600.0
August 26 - September 29, 2012	1.0	13.09	1.0	600.0
Total	6.7	13.09	6.7	

(a) Total includes 6,200 of restricted shares or units tendered by employees at fair value at vesting for tax withholding obligations.

Performance Graph

The following graph reflects the cumulative total return (change in stock price plus reinvested dividends) of a $100 investment in our common stock for five fiscal years ended September 30, 2012 relative to the Standard and Poor's 500 Composite Index and a customized peer group of four companies that includes Bally Technologies, Inc., Scientific Games Corporation, SHFL entertainment, Inc., and WMS Industries, Inc.

The following graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by us under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance included in this graph is not necessarily indicative of future stock price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among International Game Technology, the S&P 500 Index, and a Peer Group
$120
$100
$80
$60
$40
$20
$0
9/07
9/08
9/09
9/10
9/11
9/12
International Game Technology
S&P 500
Peer Group

Item 6. Selected Financial Data

The following selected financial highlights should be read in conjunction with Item 7, MDA, and Item 8, Financial Statements and Supplementary Data. See Note 21 for additional information about discontinued operations reclassified in the income statement for all periods presented.

As of and for Years Ended September 30,	2012	2011	2010	2009	2008
Revenues	$ 2,150.7	$ 1,957.0	$ 1,917.2	$ 2,018.8	$ 2,430.0
Gross profit	1,237.6	1,138.4	1,087.3	1,113.6	1,383.4
Operating income	421.7	504.9	424.8	332.4	671.7
Income from continuing operations, before tax [1]	342.8	427.9	304.9	213.1	578.7
Income from continuing operations, net of tax	249.7	292.3	219.6	148.7	335.8
Discontinued operations, net of tax	(3.8)	(8.7)	(33.6)	(21.9)	(7.8)
Net income	245.9	283.6	186.0	126.8	328.0
Basic earnings per share					
Continuing operations	$0.86	$0.98	$0.73	$0.50	$1.09
Discontinued operations	($0.01)	($0.03)	($0.11)	($0.07)	($0.03)
Net income	$0.85	$0.95	$0.62	$0.43	$1.06
Diluted earnings per share					
Continuing operations	$0.86	$0.97	$0.73	$0.50	$1.08
Discontinued operations	($0.01)	($0.03)	($0.11)	($0.07)	($0.03)
Net income	$0.85	$0.94	$0.62	$0.43	$1.05
Weighted average shares outstanding					
Basic	288.8	298.2	296.3	293.8	308.0
Diluted	290.4	299.8	297.8	294.0	310.2
Cash dividends declared per share	$0.24	$0.24	$0.24	$0.33	$0.57
Net operating cash flows	$ 446.5	$ 612.4	$ 591.0	$ 547.9	$ 486.5
Net investing cash flows	(308.8)	(118.3)	(117.7)	(288.4)	(365.7)
Net financing cash flows	(392.6)	(190.8)	(462.1)	(381.2)	(115.2)
Capital expenditures	208.7	205.1	240.2	257.4	298.2
Cash used for share repurchases	475.2	50.1	-	-	779.7
Cash and short-term investments [2]	$ 288.2	$ 552.0	$ 248.9	$ 247.4	$ 374.4
Working capital	633.0	875.2	620.1	609.2	733.4
Total assets	4,285.1	4,154.4	4,007.0	4,328.1	4,546.9
Debt, net (current and non-current)	1,846.4	1,646.3	1,674.3	2,020.0	2,235.4
Jackpot liabilities (current and non-current)	481.0	508.4	570.9	588.1	650.7
Non-current liabilities	2,457.0	2,174.9	2,190.4	2,640.0	2,881.9
Total equity [3]	1,197.8	1,444.8	1,234.3	1,063.6	928.3

(1) *2010, 2011 and 2012 were significantly impacted by impairment and restructuring charges. See Note 2 and Note 19.*

2009 included a loss on other assets of $78.0 million ($48.8 million after tax) associated with Walker Digital IP, restructuring charges of $33.9 million ($21.2 million after tax), and losses of $15.4 million ($14.2 million after tax) associated with affiliate investments.

(2) *Restricted amounts included in cash and short-term investments. See Note 1.*

(3) *2012 and 2008 equity was significantly reduced by shares repurchased*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following MDA is intended to enhance the reader's understanding of our operations and current business environment from the perspective of our company's management. MDA is provided as a supplement to, and should be read in conjunction with, the accompanying Item 1, Business and Item 8, Financial Statements and Notes.

Our MDA is organized into the following sections:

- OVERVIEW
- CONSOLIDATED RESULTS
- BUSINESS SEGMENT RESULTS
- LIQUIDITY AND CAPITAL RESOURCES
- RECENTLY ISSUED ACCOUNTING STANDARDS
- CRITICAL ACCOUNTING ESTIMATES

We sometimes refer to the impact of changes in foreign currency exchange rates, which results from translating foreign functional currencies into US dollars, as well as currency transaction remeasurement, for reporting purposes. The impact of foreign currency exchange rate fluctuations represents the difference between current rates and prior period rates applied to current period activity.

OVERVIEW

International Game Technology is a global gaming company specializing in the design, development, manufacture, and marketing of casino games, gaming equipment and systems technology for land-based and online social gaming and wagering markets. We are a leading supplier of gaming entertainment products worldwide and provide a diverse offering of quality products and services at competitive prices, designed to enhance the player's experience.

We manage our operations in two geographic business segments, North America and International, each incorporating all revenue categories—Gaming Operations, Product Sales, and Interactive. Gaming operations and interactive revenues are generated by providing our products and services under a variety of recurring revenue arrangements. Product Sales revenues are generated by the sale of our products or services. Certain unallocated income and expenses managed at the corporate level, comprised primarily of general and administrative costs and other income and expense, are not allocated to an operating segment. See Item 1—REVENUE CATEGORIES, BUSINESS SEGMENT RESULTS below and Note 18.

Consolidated Results

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues	$ 2,150.7	$ 1,957.0	$ 1,917.2	$ 193.7	10%	$ 39.8	2%
Operating income	$ 421.7	$ 504.9	$ 424.8	$ (83.2)	-16%	$ 80.1	19%
Income from continuing operations	$ 249.7	$ 292.3	$ 219.6	$ (42.6)	-15%	$ 72.7	33%
EPS from continuing operations	$0.86	$0.97	$0.73	($0.11)	-11%	$0.24	33%

Results for our year ended September 30, 2012 reflected a 10% improvement in revenues, primarily due to added contribution from our recent interactive business acquisitions (DoubleDown in late January 2012 and Entraction in late June 2011) and higher North America machine sales. The decrease in operating income, and income and EPS from continuing operations (down 16%, 15%, and 11% respectively) was primarily due to higher operating expenses, largely related to additional investment in emerging interactive markets and technology.

Operating expenses for 2012 also reflected impairment and restructuring charges of $42.5 million, including $14.6 million related to reduced usage of Walker Digital patents, $12.8 million related to further decline in the value of our Alabama notes, and $15.1 million related to the reorganization of our IGTi operations involving the closure of certain Entraction services and facilities. Increased expenses were partially offset by a tax benefit of $44.7 million related to the Entraction closures.

Additionally, our 2012 EPS was favorably impacted by 32.7 million shares repurchased primarily during the latter half of the year. See Note 17 for information about our share repurchases. For a more in-depth analysis of our 2012 results, see CONSOLIDATED RESULTS directly following this OVERVIEW.

Business Update

The gaming industry continues to be negatively impacted by reduced discretionary spending from consumers (players), which in turn reduces spending by our customers (casinos & other gaming operators). A slow global economic recovery has resulted in a slow rate of new casino openings and expansions, along with increased competitive pressures in replacement demand due to constrained capital budgets. We believe replacement demand will improve as the economy recovers and our customers' capital budgets are increased. We also expect increased demand from new casino openings and expansions in the long-term, as new gaming markets develop in both land-based and online jurisdictions. Although the breadth and timing of these opportunities and risks remains uncertain, we expect year-over-year improvement in 2013, primarily attributable to anticipated replacement demand from the Canada Government Lottery.

As the North America market matures, we believe International markets will offer greater prospects for growth. Our business activities in certain International jurisdictions have been challenging during 2012. In some regions, governmental restrictions have caused delays in product delivery, revenue recognition, and the repatriation of cash. Our online real-money wagering operations in Europe have faced unexpected regulatory challenges that caused us to reevaluate our IGTi interactive resources, products, and markets from a commercial and compliance perspective.

During our 2012 fourth quarter, we determined it was prudent to consolidate our IGTi product development and customer service resources in Europe primarily acquired with Entraction, due in part to diminished returns largely related to regulatory challenges. As a result, we began exiting certain online turnkey and poker operations and closing or reducing certain facilities in Europe (Stockholm and Tallinn). We recognized impairment and restructuring charges of $15.1 million in the 2012 fourth quarter and expect to incur up to an additional $5 million of restructuring costs during the first half of 2013. See Note 19.

DoubleDown

In January 2012, we acquired Seattle based Double Down Interactive LLC., developer and operator of the online social gaming *DoubleDown Casino®* found on Facebook. DoubleDown has a broad and expanding casino-style game portfolio, offering blackjack, slots, slot tournaments, video poker, and roulette to social gamers around the world. This strategic acquisition has established IGT's position in casino-style social gaming and strengthened our core business with added distribution channels for IGT game content. DoubleDown was presented as a component of North America interactive operations. See Note 20.

Strategic Objectives

We continued to partner with our customers in an effort to deliver stronger relationships and innovative gaming products and services. For 2012, we focused on the following strategic short-term and long-term objectives designed to improve our business and shareholder value:

Increase Velocity of Revenue Growth by improving global scalability, increasing our international sales presence, and developing games more aligned with local player preferences.

Continuously Improve Operating Margins by expanding global process efficiencies and leveraging operating expenses.

Develop Next Generation Platforms that will extend IGT offerings beyond our historical product and customer set, as well as converge and connect player experiences across multiple platforms and distribution channels.

Leverage Cash Flows by investing in future growth and platforms, as well as returning capital to shareholders through dividends and share repurchases.

Energize Interactive Business by securing significant online customers and increasing our presence in casino-style social gaming.

Our core objectives for 2013 are designed to build on our 2012 operating improvements by focusing on the following strategic objectives:

Deliver returns through our continued commitment to create leverage by reaching every player, everywhere and focus on our core business.

Grow International revenues by broadening our MegaJackpots® installed base and increasing our localized content and multi-lingual games.

Energize mobile solutions by significantly expanding IGTi and social gaming offerings throughout our mobile/online environment.

Propel best-in-class game content to new levels across all platforms.

CONSOLIDATED RESULTS – A Year Over Year Comparative Analysis

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Total Revenues	$ 2,150.7	$ 1,957.0	$ 1,917.2	$ 193.7	10%	$ 39.8	2%
Gross margin	58%	58%	57%	- pp	-	1 pp	2%
Operating Income	$ 421.7	$ 504.9	$ 424.8	$ (83.2)	-16%	$ 80.1	19%
Margin	20%	26%	22%	(6) pp	-23%	4 pp	18%
Income from continuing operations	$ 249.7	$ 292.3	$ 219.6	$ (42.6)	-15%	$ 72.7	33%
Discontinued operations	(3.8)	(8.7)	(33.6)	4.9	*	24.9	*
Net income	$ 245.9	$ 283.6	$ 186.0	$ (37.7)	-13%	$ 97.6	52%
EPS							
Continuing operations	$0.86	$0.97	$0.73	($0.11)	-11%	$0.24	33%
Discontinued operations	(0.01)	(0.03)	($0.11)	$0.02	*	$0.08	*
Net income	$0.85	$0.94	$0.62	($0.09)	-10%	$0.32	52%

2012 Compared With 2011

Total revenues grew 10%, driven primarily by increases from interactive (up $107.3 million) and machine sales (up $95.4 million). Changes in foreign currency rates negatively impacted revenues by approximately $15.5 million.

Operating income decreased 16% primarily due to increased operating expenses of $150.0 million related to emerging interactive markets and technology, including additions from the acquisitions of DoubleDown and Entraction. Interactive operating expenses included acquisition related charges primarily for DoubleDown of $69.1 million, mostly related to contingent retention bonus and earn-out liability accruals. Operating income also decreased due to higher impairment and restructuring charges. See OPERATING EXPENSES below for additional information.

Income from continuing operations decreased 15% for the same reasons operating income decreased and included a tax benefit of $44.7 million related to the Entraction closures.

2011 Compared With 2010

Improved operating income was primarily the result of higher product sales volume combined with reduced impairment and restructuring charges (see OPERATING EXPENSES below) and gross margin expansion. Impairment charges in 2011 related to corporate assets held for sale, certain underperforming fixed assets, and additional decline in our Alabama notes receivable. The 2010 impairment charges related to the Alabama charitable bingo market closures.

Favorable foreign exchange rates also contributed approximately $27.6 million (largely Australia) to the increase in revenues. Income from continuing operations also benefited from reduced interest costs and favorable net investment gain, partially offset by higher tax provisions.

Discontinued operations (See Note 21)

As part of our strategic realignment of core objectives, we sold our UK Barcrest Group in 2011 for approximately $47.0 million, which remains subject to contingent consideration related to certain customer arrangements. Loss on sale totaled $2.4 million (or $3.8 million after-tax) in 2012 and $22.6 million (or $12.6 million after-tax) in 2011. During 2010, our Japan operation was closed and DigiDeal was divested in conjunction with changes in our core business strategy. Results for these groups have been classified in discontinued operations for all periods presented.

GAMING OPERATIONS

				Favorable (Unfavorable)			
	2012	2011	2010	12 vs 11		11 vs 10	
Revenues	$ 1,040.0	$ 1,036.5	$ 1,044.2	$ 3.5	-	$ (7.7)	-1%
Gross margin	61%	61%	60%	- pp	-	1 pp	2%
Installed base (units '000)	57.1	53.9	52.9	3.2	6%	1.0	2%
MegaJackpots ® (premium brand)	27.1	27.8	27.2	(0.7)	-3%	0.6	2%
Lease (CDS, Racino, other)	30.0	26.1	25.7	3.9	15%	0.4	2%
Yield (average revenue per unit)	$51.49	$53.34	$51.72	($1.85)	-3%	$1.62	3%

2012 Compared With 2011

Gaming operations revenues were essentially flat, with International revenue increases offset by North America decreases. Gross margin remained flat, as lower yield was offset by favorable jackpot expense and royalties. Installed base increased 6% due to lease additions partially offset by decreases in *Megajackpots®* units. Yield decreased primarily due to lower performance and higher discounting in *Megajackpots®*, as well as an increasing mix of lower-yield stand-alone units.

2011 Compared With 2010

Our gaming operations installed base increased 2% due to international growth. North America revenue decline, largely due to facility closures in Alabama during 2010, was nearly offset by International increase. Gross margin improved primarily due to yield improvement, attributable to higher play levels, most significant in our *MegaJackpot®* brands, an increasing mix of newer, higher performing game titles, and the removal of lower-yield Alabama and Mexico units. Gross margin also benefited from favorable expenses, including lower jackpot expense, as well as reduced depreciation, casino service costs, and tax and license fees in CDS and lease operations.

PRODUCT SALES

				Favorable (Unfavorable)			
	2012	2011	2010	12 vs 11		11 vs 10	
Revenues	$ 966.8	$ 883.9	$ 843.0	$ 82.9	9%	$40.9	5%
Machines	653.5	558.1	521.3	95.4	17%	36.8	7%
Non-machine (systems, parts, other)	313.3	325.8	321.7	(12.5)	-4%	4.1	1%
Gross margin	54%	55%	53%	(1) pp	-2%	2 pp	4%
Machine units recognized ('000) [(1)]	43.6	37.5	34.7	6.1	16%	2.8	8%
Machine ASP ('000)	$ 15.0	$ 14.9	$ 15.0	$ 0.1	1%	$ (0.1)	-1%
Machine units shipped ('000) [(2)]	44.2	35.9	32.7	8.3	23%	3.2	10%
New/expansion	12.9	11.4	13.4	1.5	13%	(2.0)	-15%
Replacement	31.3	24.5	19.3	6.8	28%	5.2	27%

[(1)] correlates with revenues recognized; [(2)] includes deferred revenue units

2012 Compared With 2011

Product sales grew 9% primarily due to increased replacement machine units sold in North America and higher ASP. Increased machine revenues were partially offset by lower non-machine revenues (down 4%), where lower systems and parts sales (down $21.7 million collectively) were offset by higher license fee revenues (up $9.2 million). Gross margin decline was primarily due to higher international machine component and rework costs. The increase in North America replacement machine units was due in large part to the fulfillment of a large Canadian Lottery contract and significant lease units converted to for-sale. Consolidated ASP increased 1%, due to lower promotional discounts and a greater mix of newer MLD machines in North America.

Deferred revenue increased $1.4 million during 2012 to $60.5 million at September 30, 2011, primarily related to obligations under multi-element contracts. During 2012, we shipped 2,800 units for which revenues were deferred and recognized revenues for 2,100 units previously shipped, for a net increase of 700 units in deferred revenue.

2011 Compared With 2010

Product sales growth in 2011 was driven primarily by higher North America replacement units, fueled by increased promotions. Favorable jurisdiction and product mix, as well as cost efficiencies and lower discounts, further improved gross profit and margin. Increased 2011 fourth quarter promotions contributed to a slower 2012 first quarter.

Deferred revenue decreased $31.1 million during 2011 to $59.1 million at September 30, 2011, primarily related to the completion of obligations under multi-element contracts. During 2011, we shipped 2,400 units for which revenues were deferred and recognized revenues for 4,000 units previously shipped, for a net decrease of 1,600 units in deferred revenue.

INTERACTIVE

				Favorable (Unfavorable)			
	2012	2011	2010	12 vs 11		11 vs 10	
Revenues	$ 143.9	$ 36.6	$ 30.0	$ 107.3	293%	$ 6.6	22%
Social gaming	87.0	-	-	87.0	-	-	-
IGTi	56.9	36.6	30.0	20.3	55%	6.6	22%
Gross margin	56%	51%	53%	5 pp	10%	(2) pp	-4%
DoubleDown Average user statistics							
Daily acitve users/DAU ('000)	1,372						
Monthly active users/MAU ('000)	5,097						
Bookings per DAU(0.00)	$0.26						

2012 Compared With 2011

Interactive revenue growth was primarily the result of recent business acquisitions, primarily DoubleDown's social gaming in late January 2012, as well as Entraction in late June 2011 included in IGTi. Since acquisition, social gaming revenues have increased each quarter due to the combination of higher bookings per DAU (up 49%) and increased DAU (up 6%), largely driven by new IGT content and mobile platform introductions for the *DoubleDown Casino®*. Other IGTi operations contributed $9.6 million to revenue growth in 2012, primarily due to *IGT rgs*™ customer expansion, new games released, and player adoption of IGT games, as well as a VAT settlement of $7.4 million.

Interactive gross margin increased 10% primarily due to the favorable contribution from the DoubleDown acquisition, partially offset by additional amortization of acquired intangibles of $5.8 million increased equipment depreciation and transaction costs.

Entraction contributed $15.1 million to 2012 IGTi revenues. As a result of our decision to exit Entraction online turnkey and poker operations, we expect no material Entraction revenues in 2013.

2011 Compared With 2010

Interactive revenue growth in 2011 was primarily the result of the added contributions of $4.5 million from the Entraction acquisition in late June 2011. Other IGTi operations also contributed $2.1 million to revenue growth in 2011, primarily attributable to increased customers, games released, and player adoption of IGT games. Gross margin decline was primarily due to increased equipment depreciation and transaction costs.

OPERATING EXPENSES

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Selling, general and administrative	$ 410.4	$ 353.3	$ 330.4	$ (57.1)	-16%	$ (22.9)	-7%
Research and development	217.0	194.7	189.4	(22.3)	-11%	(5.3)	-3%
Depreciation and amortization	76.9	69.7	74.3	(7.2)	-10%	4.6	6%
Contingent acquisition related costs	69.1	-	-	(69.1)	-	-	-
Impairment and restructuring	42.5	15.8	68.4	(26.7)	-169%	52.6	77%
Total operating expenses	$ 815.9	$ 633.5	$ 662.5	$ (182.4)	-29%	$ 29.0	4%
Percent of revenues	38%	32%	35%				

2012 Compared With 2011

Operating expenses increased 29%, primarily due to additional investment in emerging interactive markets and technology. Operating expenses related to interactive initiatives, including additions from Entraction and DoubleDown, increased $150.0 million, of which acquisition related charges (primarily from DoubleDown) totaled $88.2 million, comprised of contingent employee retention bonuses ($41.6 million) and earn-out valuation adjustment ($27.5 million), amortization of acquired intangibles ($13.3 million), and professional consulting fees ($5.8 million).

Impairment and restructuring charges for 2012 included $14.6 million related to Walker Digital patents, $12.8 million related to further decline in the value of our Alabama notes' collateral, and $15.1 million related to the reorganization of our IGTi operations involving the closure of certain Entraction services and facilities. See Note 19 for additional information about these charges. As a result of the Entraction closures, we expect to incur up to an additional $5.0 million of restructuring costs during the first half of 2013.

Other incremental operating costs in SG&A and R&D included settlement charges of $3.1 million related to the early termination of a distributor arrangement.

2011 Compared With 2010

Operating cost increases included development initiatives related to our interactive product line of $12.6 million and $9.4 million for LAC operations. Higher variable compensation was partially offset by lower bad debt (down $2.2 million) and other cost efficiencies maintained from previous restructuring efforts.

Impairment charges for 2011 related to corporate assets held for sale, certain underperforming fixed assets, and additional decline in our Alabama notes receivable. The 2010 impairment charges related to the Alabama charitable bingo market closures. See Note 19 for additional information about these charges.

OTHER INCOME (EXPENSE)

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Interest Income	$ 45.3	$ 51.2	$ 61.1	$ (5.9)	-12%	$ (9.9)	-16%
WAP investments	20.0	22.4	24.9	(2.4)	-11%	(2.5)	-10%
Receivables and investments	25.3	28.8	36.2	(3.5)	-12%	(7.4)	-20%
Interest Expense	(122.2)	(130.8)	(161.7)	8.6	7%	30.9	19%
WAP jackpot liabilities	(19.9)	(22.2)	(24.6)	2.3	10%	2.4	10%
Borrowings	(69.9)	(79.0)	(107.4)	9.1	12%	28.4	26%
Convertible debt equity discount	(32.4)	(29.6)	(29.7)	(2.8)	-9%	0.1	-
Other, including gain (loss)	(2.0)	2.6	(19.3)	(4.6)	-177%	21.9	113%
Total other income (expense), net	$ (78.9)	$ (77.0)	$ (119.9)	$ (1.9)	-2%	$ 42.9	36%

2012 Compared With 2011

The unfavorable variance in total other income (expense) was primarily due to increased foreign currency losses and lower interest income, partially offset by higher investment gains and decreased interest expense on lower average borrowing rates. Interest income decreased on a lower-rate portfolio of receivable and investments. Foreign currency losses increased $8.8 million primarily from UK and Australia currency transactions. Other income in 2011 included $4.3 million of gain on the sale of our CLS equity investment.

WAP interest income and expense relates to previous jackpot winner liabilities and accretes at approximately the same rate. WAP interest income also includes earnings on restricted cash and investments held for future winner payments.

2011 Compared With 2010

The favorable variance in total other income (expense) was primarily due to decreased interest expense on lower debt and favorable net gain/loss on investments, derivatives, and foreign currency, partially offset by decreased interest income from customer financing. Other expense included $4.3 million of gain on the sale of our CLS equity investment during 2011 and loss of $20.5 million related to changes in our CLS notes receivable in 2010.

INCOME TAX PROVISION

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11	11 vs 10
Income tax provision	$ 93.1	$ 135.6	$ 85.3	$ 42.5	$ (50.3)
Effective tax rate	27.2%	31.7%	28.0%	4.5	(3.7) pp

Differences between our effective tax rate and the US federal statutory rate of 35% principally result from the geographical distribution of taxable income, differences between the book and tax treatment of certain permanent items, and changes in unrecognized tax benefits. See Note 14 for additional information about our tax provision.

2012 Compared With 2011

The 2012 effective tax rate on income from continuing operations was favorably impacted by a tax benefit of $44.7 million related to certain Entraction closures. In addition, the 2012 effective tax rate was negatively impacted by the expiration of the R&D tax credit and losses of $31.0 million in foreign jurisdictions for which there were no associated tax benefits.

2011 Compared With 2010

Our 2011 effective tax rate on income from continuing operations increased largely due to changes in certain discrete tax items. The 2011 provision included favorable discrete tax items of $7.0 million related to the manufacturer's deduction and retroactive reinstatement of the R&D tax credit and $15.1 million resulting from a lapse in the statute of limitations for 2007. The 2010 provision was positively impacted by $36.7 million as a result of settlements with tax authorities and the closure of IRS examinations for years 2002 through 2005, partially offset by other changes in uncertain tax positions.

BUSINESS SEGMENT RESULTS *(See Note 18)*

NORTH AMERICA SEGMENT RESULTS

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Total Revenues	$ 1,644.1	$ 1,480.3	$ 1,428.4	$ 163.8	11%	$ 51.9	4%
Gross margin	58%	58%	56%	- pp	-	2 pp	4%
Operating Income	$ 425.8	$ 476.6	$ 345.9	$ (50.8)	-11%	$ 130.7	38%
Margin	26%	32%	24%	(6) pp	-19%	8 pp	33%

2012 Compared With 2011

North America revenues grew 11% primarily due to added contribution from DoubleDown's social gaming business acquired in late January 2012 and increased replacement machines sales. Operating income decreased 11% due to increased operating costs, primarily due to additional expenses from DoubleDown. Operating expenses included acquisition related charges primarily related to DoubleDown of $82.4 million for contingent employee retention bonus and earn-out liability accruals and $13.3 million for the amortization of acquired intangibles.

2011 Compared With 2010

North America operating income improvement was primarily the result of higher product sales volume combined with reduced impairment and restructuring charges (see CONSOLIDATED RESULTS – OPERATING EXPENSES above) and gross margin expansion. Impairment charges for 2011 included $7.9 million related to corporate assets held for sale and $3.6 million related to additional decline in our Alabama notes receivable. The 2010 impairment charges related to the Alabama charitable bingo market closures.

NORTH AMERICA GAMING OPERATIONS

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues	$ 907.8	$ 913.8	$ 933.0	$ (6.0)	-1%	$ (19.2)	-2%
Gross margin	60%	59%	58%	1 pp	2%	1 pp	2%
Installed base (units '000)	43.4	40.9	40.9	2.5	6%	-	-
MegaJackpots ® (premium brand)	23.8	23.9	23.8	(0.1)	-	0.1	-
Lease (CDS, racino, other)	19.6	17.0	17.1	2.6	15%	(0.1)	-1%
Yield (average revenue per unit)	$59.19	$61.44	$59.35	($2.25)	-4%	$2.09	4%

2012 Compared With 2011

North America gaming operations revenues decreased 1% primarily due to lower yield. Gross margin increased 2%, primarily due to lower jackpot expense and royalties. Installed base increased 6% due to expansion in lease operations, partially offset by decreases in *MegaJackpots®* units. Yield decreased 4% primarily due to lower performance and higher discounting in *MegaJackpots®*, as well as an increasing mix of lower-yield stand-alone units.

2011 Compared With 2010

North America gaming operations revenues decline was due, in part, to facility closures in Alabama during 2010, partially offset by improved yields, up 4%. We maintained our North America installed base, as gains in CDS and *MegaJackpot®* brand units offset reduced lease units. Gross profit and margin increased primarily due to improved yields attributable to higher play levels in our CDS and *MegaJackpot®* brands, an increasing mix of newer, higher performing game titles, and the removal of lower-yield Alabama units. Gross profit and margin also benefited from lower jackpot expense, depreciation and casino service costs.

NORTH AMERICA PRODUCT SALES

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues	$ 648.2	$ 566.2	$ 495.4	$ 82.0	14%	$ 70.8	14%
Machines	421.3	324.7	268.2	96.6	30%	56.5	21%
Non-machine (systems, parts, other)	226.9	241.5	227.2	(14.6)	-6%	14.3	6%
Gross margin	57%	56%	52%	1 pp	2%	4 pp	8%
Machine units recognized	29.1	22.8	18.6	6.3	28%	4.2	23%
Machine ASP ('000)	$ 14.5	$ 14.2	$ 14.4	$ 0.3	2%	$ (0.2)	-1%
Machine units shipped ('000)	29.3	20.9	18.1	8.4	40%	2.8	15%
New/expansion	7.3	4.9	5.7	2.4	49%	(0.8)	-14%
Replacement	22.0	16.0	12.4	6.0	38%	3.6	29%

2012 Compared With 2011

Revenues from North America product sales improved 14% primarily due to increased machine units sold, partially offset by lower non-machine sales. Non-machine revenues decreased $14.6 million primarily due to lower *Advantage®* systems sales and fewer promotional parts conversion kits, partially offset by increased licensing fees. Gross margin improvement was attributable to lower machine costs due to favorable production volume and cost efficiencies, as well as increased ASP. Machine ASP improved due to lower discounts and a favorable mix of newer MLD models.

Machine units recognized increased 28% driven by higher demand for replacement units, as well as new/expansion units including new Ohio jurisdiction properties. Replacement units recognized included certain units under contract with the Canada Government Lottery and units under lease-to-purchase conversions. Although quarterly units can vary widely depending on the timing of customer needs and the level of promotional programs offered, we expect our 2013 annual units will increase over 2012.

2011 Compared With 2010

Product sales revenues improved with increased replacement machines driven by successful promotional programs, as well as higher IP licensing fees, and network systems sales. Gross margin improvement was primarily due to an increased mix of higher-margin systems and IP revenues, lower promotional discounts, and reduced obsolescence and warranty costs.

NORTH AMERICA INTERACTIVE

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues	$ 88.1	$ 0.3	$ -	$ 87.8	*	$ 0.3	-
Social gaming	87.0	-	-	87.0	-	-	-
IGTi	1.1	0.3	-	0.8	267%	0.3	-
Gross margin	61%	67%	0%	(6) pp	-9%	67 pp	-
DoubleDown statistics							
Daily active users/DAU ('000)	1,372						
Monthly active users/MAU ('000)	5,097						
Bookings per DAU (0.00)	$0.26						

2012 Compared With 2011

North America interactive revenues grew $87.8 million primarily due to the recent acquisition of DoubleDown in late January 2012. DoubleDown's social gaming revenues have increased each quarter since acquisition, primarily due to the combination of higher bookings per DAU (up 49%) and increasing DAU (up 6%). These improvements were driven by new IGT content and mobile platform introductions for the *DoubleDown Casino®*. Other IGTi operations revenue growth of $0.8 million in 2012 related to an online partner in Canada initiated in late 2011. Gross margin decrease of 9% included $5.8 million for the amortization of acquired developed technology.

INTERNATIONAL SEGMENT RESULTS

				Favorable (Unfavorable)			
	2012	2011	2010	12 vs 11		11 vs 10	
Total Revenues	$ 506.6	$ 476.7	$ 488.8	$ 29.9	6%	$ (12.1)	-2%
Gross margin	55%	59%	59%	(4) pp	-7%	- pp	-
Operating Income	$ 103.6	$ 138.4	$ 170.2	$ (34.8)	-25%	$ (31.8)	-19%
Margin	20%	29%	35%	(9) pp	-31%	(6) pp	-17%

2012 Compared with 2011

International revenues grew 6%, primarily due to increases from interactive (up $19.5 million) and gaming operations (up $9.5 million). Changes in foreign currency rates negatively impacted 2012 revenues by approximately $13.1 million. Operating income decreased primarily due to increased interactive operating costs, including $15.1 million of impairment and restructuring charges related to the Entraction closures. We expect to incur up to an additional $5.0 million of Entraction restructuring costs during the first half of 2013.

2011 Compared With 2010

International operating income decreased primarily due to lower product sales volume and higher operating costs largely related to additional infrastructure development for our interactive product line and LAC operations, and impairment of $4.3 million related to certain underperforming fixed assets. Favorable foreign exchange rates increased international revenues by approximately $25.5 million. In 2011 we sold our UK Barcrest Group and during 2010 our Japan operation was closed. Results for these groups have been classified in discontinued operations for all periods presented.

INTERNATIONAL GAMING OPERATIONS

				Favorable (Unfavorable)			
	2012	2011	2010	12 vs 11		11 vs 10	
Revenues	$ 132.2	$ 122.7	$ 111.2	$ 9.5	8%	$ 11.5	10%
Gross margin	70%	73%	77%	(3) pp	-4%	(4) pp	-5%
Installed base (units '000)	13.7	13.0	12.0	0.7	5%	1.0	8%
MegaJackpots ® (Premium brand)	3.3	3.9	3.4	(0.6)	-15%	0.5	15%
Lease	10.4	9.1	8.6	1.3	14%	0.5	6%
Yield (average revenue per unit)	$27.19	$26.91	$24.87	$0.28	1%	$2.04	8%

2012 Compared with 2011

International gaming operations revenues increased 8% due to higher yield and installed base growth. Gross margin decreased primarily due to higher depreciation and service order costs. Installed base grew 5%, as lease unit increase was partially offset by decreased MegaJackpots® units. Yield improved 1%, as lease operations improvement was partially offset by decline in *MegaJackpots®* yield.

2011 Compared With 2010

International gaming operations revenues increased due to installed base growth, improved yield, and favorable foreign exchange rates. Game operations gross margin declined primarily due to higher depreciation with newer games.

INTERNATIONAL PRODUCT SALES

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues	$ 318.6	$ 317.7	$ 347.6	$ 0.9	-	$ (29.9)	-9%
Machines	232.2	233.4	253.1	(1.2)	-1%	(19.7)	-8%
Non-machine (systems, parts, other)	86.4	84.3	94.5	2.1	2%	(10.2)	-11%
Gross margin	49%	54%	53%	(5) pp	-9%	1 pp	2%
Machine units recognized ('000)	14.5	14.7	16.1	(0.2)	-1%	(1.4)	-9%
Machine ASP ('000)	$ 16.0	$ 15.9	$ 15.7	$ 0.1	1%	$ 0.2	1%
Machine units shipped ('000)	14.9	15.0	14.6	(0.1)	-1%	0.4	3%
New/expansion	5.6	6.5	7.7	(0.9)	-14%	(1.2)	-16%
Replacement	9.3	8.5	6.9	0.8	9%	1.6	23%

2012 Compared with 2011

International product sales revenues were relatively flat, as increased non-machine revenues and favorable ASP were offset by lower unit volume. Gross margin decreased 9% primarily due to higher machine component and rework costs, as well as a higher contribution in the prior year from Mexico lease-conversion games that carried atypically high margins.

2011 Compared With 2010

International product sales revenues decreased with fewer units and lower systems and parts, partially offset by favorable foreign exchange rates. Gross margin was also favorably impacted by the contribution from higher-margin lease conversion games sold in Mexico.

INTERNATIONAL INTERACTIVE

	2012	2011	2010	Favorable (Unfavorable) 12 vs 11		11 vs 10	
Revenues - IGTi	$ 55.8	$ 36.3	$ 30.0	$ 19.5	54%	$ 6.3	21%
Gross margin	49%	51%	53%	(2) pp	-4%	(2) pp	-4%

2012 Compared with 2011

International interactive revenues grew 54%, primarily due to added contributions from the acquisition of Entraction in late June 2011. Additionally, other IGTi operations contributed $9.6 million to revenue growth, primarily due to *IGT rgs*™ customer expansion, new games released, and player adoption of IGT games, as well as a VAT settlement of $7.4 million. Gross margin decreased 4% primarily due to increased equipment depreciation and transaction costs.

Entraction contributed $15.1 million to 2012 IGTi revenues. As a result of our decision to exit certain Entraction online turnkey and poker operations, we expect no material Entraction revenues in 2013.

2011 Compared With 2010

Interactive revenue growth was primarily from added contributions of $4.5 million from Entraction acquired in late June 2011. Other IGTi operations also contributed $1.8 million to revenue growth in 2011, primarily due to increased customers, games released, and player adoption of IGT games. Gross margin decline was primarily due to increased equipment depreciation and transaction costs.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY

Selected Financial Information and Statistics

As Of And For The Fiscal Years Ended September 30,	2012	2011	2010	Increase (Decrease) 12 vs 11	11 vs 10
Cash and cash equivalents	$ 206.3	$ 460.0	$ 158.4	$ (253.7)	$ 301.6
Accounts receivable, net	346.6	320.1	290.3	26.5	29.8
Inventories	92.9	73.0	97.6	19.9	(24.6)
Working Capital	633.0	875.2	620.1	(242.2)	255.1
Trailing-twelve month statistics, excluding discontinued operations:					
Average days sale outstanding (excluding contracts and notes)	59	60	50	(1)	10
Inventory turns	4.8	5.4	4.6	(0.6)	0.8

At September 30, 2012, our principal sources of liquidity were cash and equivalents and amounts available under Credit Facilities and Indebtedness discussed below. Other potential sources of capital include, but are not limited to, the issuance of debt securities, bank credit facilities and the issuance of equity securities. Foreign subsidiary operations held 47% of our cash and equivalents at September 30, 2012.

Based on past performance and current expectations, we believe the combination of these resources will satisfy our needs for working capital, jackpot liabilities, capital expenditures, debt service, and other liquidity requirements associated with our existing operations into the foreseeable future.

Restricted cash and investments, as well as jackpot annuity investments, are used for funding jackpot winner payments and online player deposits. Restricted cash held by our VIE WAP trusts are used only for funding related jackpot winner payments. See Note 2.

Cash and equivalents decreased $253.7 million during 2012, primarily due to the use of cash for share repurchases of $475.2 million, acquisitions of $233.9 million, primarily DoubleDown, capital expenditures of $208.7 million, and dividends paid of $70.6 million. These decreases were partially offset by cash generated from operations of $446.5 million, net debt proceeds of $140.0 million, net proceeds from investments and loans of $133.8 million and net employee stock plan proceeds of $15.7 million.

Inventory turns decreased with higher inventory related to customer deliveries anticipated for our fiscal 2013 first quarter. Days sales outstanding improved slightly primarily due to increased revenues.

Cash Flows Summary – A Three Year Comparative

Years Ended September 30,	2012	2011	2010	Favorable (Unfavorable) 12 vs 11	11 vs 10
Operations	$ 446.5	$ 612.4	$ 591.0	$ (165.9)	$ 21.4
Investing	(308.8)	(118.3)	(117.7)	(190.5)	(0.6)
Financing	(392.6)	(190.8)	(462.1)	(201.8)	271.3
Effects of exchange rates	1.2	(1.7)	0.5	2.9	(2.2)
Net Change	$ (253.7)	$ 301.6	$ 11.7	$ (555.3)	$ 289.9

Operating Cash Flows

Operating cash flows decreased in 2012 primarily due to lower earnings and changes in working capital related to business volume and certain timing impacts. Significant changes in cash used by working capital included:

- $140.1 million more cash used for estimated income tax payments, as 2011 payments were reduced by overpayments from our federal tax return filed during 2010
- $61.6 million less cash provided from receivables, primarily due to an increase in sales concentrated toward the end of 2012

Operating cash flows increased in 2011 primarily due to improved net income and changes in working capital related to business volume and certain timing impacts. Significant changes in cash used by working capital included less cash used for income taxes, inventory, accounts payable and accrued liabilities. These decreases in cash used were partially offset by increased cash used for jackpot liabilities and less cash provided from receivables and other assets. Cash flows related to jackpot liabilities fluctuate based on the timing of jackpots and winner payments, volume of play, and market variations in applicable interest rates.

Investing Cash Flows

We used more cash for investing in 2012 primarily due to increased investment in business acquisitions of $233.9 million (see Note 20) and increased capital expenditures.

Net cash used for investing was relatively unchanged during 2011. Increased business acquisitions spending and reduced affiliate investment proceeds were partially offset by lower capital expenditures, higher proceeds from discontinued operations and the sale of gaming operations equipment, along with increased cash provided from development financing loans and restricted cash. See Note 20 for more information about our acquisitions.

Years Ended September 30,	2012	2011	2010	Increase (Decrease) 12 vs 11	11 vs 10
Property, plant and equipment	$ 43.8	$ 14.1	$ 19.5	$ 29.7	$ (5.4)
Gaming operations equipment	162.4	189.2	217.6	(26.8)	(28.4)
Intellectual property	2.5	1.8	3.1	0.7	(1.3)
Total capital expenditures	$ 208.7	$ 205.1	$ 240.2	$ 3.6	$ (35.1)

Financing Cash Flows

Increased cash used for financing in 2012 was primarily due to share repurchases of $475.2 million, partially offset by net debt proceeds of $140.0 million. We executed a $400.0 million ASR transaction in June 2012, described in more detail in Note 17.

Decreased cash used for financing during 2011 was primarily related to decreased debt repayments, partially offset by increased cash used for share repurchases. During 2011, we purchased 3.1 million shares for an aggregate cost of $50.1 million in open market transactions under our 2011 $500.0 million share repurchase authorization.

CREDIT FACILITIES and INDEBTEDNESS *(See Note 12)*

At September 30, 2012, $140.0 million was outstanding on our domestic credit facility, $587.7 million was available, and $22.3 million was reserved for letters of credit and performance bonds. The amounts drawn were used to fund a portion of our 2012 third quarter share repurchases (see Note 17). Our foreign credit facility in Australia was terminated in April 2012. We were in compliance with all debt covenants at September 30, 2012, with an interest coverage ratio of 12.0:1 and a net funded debt leverage ratio of 2.4:1.

The domestic credit facility interest rates and facility fees are based on our public debt ratings or our Net Funded Debt to EBITDA ratio (debt minus unrestricted cash and investments in excess of $150.0 million), whichever is more favorable to IGT. At September 30, 2012, our interest rate was LIBOR plus 122.5 bps on borrowings with a facility fee of 27.5 bps.

The domestic credit facility carries no limitations on share repurchases or dividend payments, presuming no default and includes the following financial and restrictive covenants (all terms as defined by the facility):

- a minimum ratio of 3.0 adjusted EBITDA to interest expense (interest coverage ratio)
- a maximum ratio of 3.5 for net funded debt to adjusted EBITDA (net funded debt leverage ratio)
- certain restrictions on our ability to:
  - pledge the securities of our subsidiaries
  - permit our subsidiaries to incur or guaranty additional debt, or enter into swap agreements
  - incur liens
  - merge with or acquire other companies, liquidate or dissolve
  - sell, transfer, lease or dispose of all or substantially all assets
  - change the nature of our business

The domestic credit facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including failure to make timely principal and interest payments or satisfy the covenants. An event of default, if not cured, could cause the entire outstanding borrowings under the credit facility to become immediately due and payable; additionally, lenders may cease making loans and/or terminate commitments, and cross default provisions may be triggered in other debt issuances.

3.25% Convertible Notes

On May 11, 2009, we issued $850.0 million aggregate principal amount of Notes, in a private placement for net proceeds of $822.5 million, after deferred offering costs of approximately $27.5 million, which will be amortized to interest expense over the Note term. We pay interest at 3.25% on the Notes, semiannually on May 1 and November 1, beginning November 1, 2009. Proceeds from the Notes (net of amounts used for the separate note hedge transactions and funds provided by the separate warrant transactions described below) were used to reduce outstanding borrowings under our revolving domestic credit facility.

The Notes are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The Notes rank junior to all existing and future subsidiary liabilities, including trade payables. The Notes mature on May 1, 2014, unless repurchased earlier by IGT or converted. The Notes are not redeemable at IGT's option before maturity, except in certain circumstances relating to applicable gaming authority regulations. The terms of the Notes may, in certain circumstances, require us to grant a lien on equity interests if certain downgrades by rating agencies occur.

Each $1,000 Note is initially convertible into 50.0808 shares of IGT common stock, representing a conversion price of $19.97 per share. Upon conversion, a holder will receive cash up to the aggregate principal amount of each Note and shares of our common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture.

The Notes are convertible under any of the following circumstances:

- during any fiscal quarter ending after September 30, 2009 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the last 30 trading day period of the immediately preceding fiscal quarter is more than 130% of the conversion price on the last trading day of the preceding fiscal quarter
- if specified corporate transactions occur as described further in the indenture
- at any time on or after February 1, 2014 until the close of business on the second scheduled trading day immediately preceding May 1, 2014

Holders who convert their Notes in connection with a make-whole adjustment event, as defined in the indenture, may be entitled to a premium increase in the conversion rate. Upon the occurrence of a fundamental change, as defined in the indenture, such as certain mergers and acquisitions of our common stock or liquidation, holders have the option to require IGT to repurchase their Notes at a purchase price equal to 100% of the principal, plus accrued and unpaid interest.

Note Hedges and Warrant Transactions

Concurrent with the issuance of our Notes, we purchased separate note hedges and sold warrants, which effectively serve to reduce the potential future dilution associated with Note conversions and increase the initial Note conversion price to $30.14 per share. The call option in the note hedges has a strike price equal to the conversion price of the Notes, and the warrants have a higher strike price of $30.14 per share that serves to cap the amount of dilution protection provided. The warrants together with the note hedges create a capped call position on the shares underlying the Notes.

If our share price is above $19.97 upon conversion of the Notes, the note hedges will automatically neutralize the impact to share dilution, because IGT will receive shares under the note hedges exercised equal to the shares IGT must deliver to the Note holders. If our share price is above $30.14, upon exercise of the warrants IGT will deliver shares to the counterparties in an amount equal to the excess of our share price over $30.14. A 10% increase in our share price above $30.14 would result in the issuance of 3.9 million incremental shares upon exercise of the warrants. As our share price continues to increase, additional dilution would occur at a declining rate.

Prior to conversion or exercise, the Notes and warrants could have a dilutive effect on our earnings per share to the extent the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The note hedges are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive. The market price condition for convertibility of our Notes was not met and there were no related note hedges or warrants exercised at September 30, 2012.

The note hedges and warrants were separate transactions apart from the Notes, and Note holders have no rights with respect to these separate transactions. The note hedges and warrants are considered indexed to IGT common stock, require net-share settlement, and met all criteria for equity classification at inception and at September 30, 2012. Accordingly, the note hedges cost of $177.3 million, net of deferred taxes of $65.5 million, and $66.8 million received for the warrants were recorded as adjustments to shareholders' equity. Subsequent changes in fair value will not be recognized as long as the note hedges and warrants continue to meet the criteria for equity classification.

Note Hedges

We paid an aggregate amount of $177.3 million to certain initial Note holders or their affiliates (note hedge counterparties/dealers) for note hedges with terms substantially similar to the embedded conversion options in the Notes. The note hedges cover, subject to anti-dilution and certain other customary adjustments substantially similar to those in the Notes, approximately 42.6 million shares of our common stock at a strike price of $19.97, which corresponds to the initial conversion price of the Notes.

The note hedges exercise automatically upon Note conversions and require the counterparty to deliver shares to IGT equal to the shares required to be delivered by IGT to the Note holder for the excess conversion value. The note hedges expire upon the earlier of the last day the Notes remain outstanding or the second scheduled trading day immediately preceding the maturity of the Notes on May 1, 2014.

Warrants

IGT received an aggregate amount of $66.8 million from the note hedge counterparties/dealers for the sale of rights to receive approximately 42.6 million shares of common stock underlying the Notes, subject to anti-dilution and certain other customary adjustments, at a strike price of $30.14 per share. Subject to certain adjustments, a maximum of 72.6 million shares may be delivered under the warrants.

The warrants are automatically exercised on their specified expiration dates that occur over a period of time ending in November 2014. If the volume weighted average share price of our common stock, as defined in the warrants (VWAP), exceeds the strike price of the warrants, IGT will deliver to the counterparties shares equal to the spread between the VWAP on the date of exercise or expiration and the strike price. If the VWAP is less than the strike price, neither party is obligated to deliver anything to the other.

7.5% Bonds

On June 15, 2009, we issued $500.0 million aggregate principal amount of 7.5% Bonds due 2019, under our March 2009 shelf registration statement and June 11, 2009 prospectus supplement, to certain underwriters pursuant to an underwriting agreement dated June 10, 2009. We received net proceeds of $493.3 million after a discount of $2.7 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 7.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2009. We used the net proceeds from the 7.5% Bonds to fund the redemption of a portion of our Debentures put to us in December 2009.

The 7.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 7.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 7.5% Bonds mature on June 15, 2019, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium as described further in the indenture.

The 7.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets
- require us to grant a lien on equity interests if certain downgrades by rating agencies occur

The 7.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 7.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 7.5% Bonds due 2019 are described in Note 11.

5.5% Bonds

On June 8, 2010, we issued $300.0 million aggregate principal amount of 5.5% Bonds due 2020, under our March 2009 shelf registration statement and June 3, 2010 prospectus supplement pursuant to an underwriting agreement dated June 3, 2010. We received net proceeds of $295.7 million after a discount of $1.3 million and deferred offering costs of approximately $3.0 million, both of which will be amortized to interest expense over the 5.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2010. Net proceeds from the 5.5% Bonds were used to reduce outstanding amounts under our domestic credit facility.

The 5.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 5.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.5% Bonds mature on June 15, 2020, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium.

The 5.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets
- require us to grant a lien on equity interests if certain downgrades by rating agencies occur

The 5.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 5.5% Bonds due 2020 are described in Note 11.

Shelf Registration

In March 2012, we filed a shelf registration statement with the SEC which allows us to issue debt securities, in one or more series, from time to time in amounts, at prices and on terms determined at the time of offering.

2.6% Convertible Debentures

On December 15, 2009, Debentures of $701.2 million aggregate principal were tendered under the holders' put option and accepted by IGT for payment. On February 4, 2010, IGT completed final redemption of the remaining $5.8 million aggregate outstanding principal of Debentures.

FINANCIAL CONDITION

September 30,	2012	2011	Increase (Decrease)
Assets	$ 4,285.1	$ 4,154.4	$ 130.7
Liabilities	3,087.3	2,709.6	377.7
Total Equity	1,197.8	1,444.8	(247.0)

Changes During 2012

Total assets increased primarily due to increases related to business acquisitions (see Note 20) of $232.8 million in goodwill and $23.0 million in intangible assets, net of amortization, as well as increases in customer financing of $64.0 million and inventories of $19.9 million, partially offset by a decrease in cash of $253.7 million.

Liabilities increased primarily due to additions of $140.0 million in long-term debt for borrowings on our line of credit, $182.3 million in acquisition related liabilities, partially offset by decrease in jackpot liabilities of $27.4 million. Total equity decreased primarily due to share repurchases partially offset by earnings.

CONTRACTUAL OBLIGATIONS and COMMERCIAL COMMITMENTS

The following table summarizes expected effects on future liquidity and cash flows from our minimum contractual obligations and commercial commitments as of September 30, 2012.

	Payments due by fiscal year				
	Total	2013	2014 to 2015	2016 to 2017	2018 and thereafter
Debt [1]	$ 1,790.0	$ -	$ 850.0	$ 140.0	$ 800.0
Interest and fees on debt [2]	248.9	58.1	77.1	57.8	55.9
Jackpot winner payments [3]	587.3	152.4	121.5	88.5	224.9
Open purchase orders	145.8	125.7	19.6	0.5	-
Acquisition contingent consideration [4]	252.0	74.8	177.2	-	-
Operating leases [5]	66.0	13.3	23.5	17.2	12.0
Other obligations [6]	26.8	17.7	8.1	1.0	-
Totals	$ 3,116.8	$ 442.0	$ 1,277.0	$ 305.0	$ 1,092.8

(1) *Amounts represent the expected principal cash payments relating to our long-term debt and do not include any fair value adjustments or discounts. See the MDA—Credit Facilities discussion earlier and Note 12 for additional debt information.*

(2) *Amounts represent the expected interest cash payments relating to our long-term debt. We have outstanding interest rate swap agreements accounted for as fair value hedges that effectively exchange fixed interest payments for variable rate payments associated with some of our debt obligations. The impact of these interest rate swaps was factored into the calculation of the future interest payments on long-term debt. See Note 11 and Note 12 for additional interest rate swap information.*

(3) *Winner payments represent amounts due previous and future WAP jackpot winners. The timing and amount of future winner payments were estimated based on historical patterns of winners' lump sum payment elections and discount rates effective at September 30, 2012. We maintain cash and investments at sufficient levels to fund jackpot liabilities for winner payments. See Notes 1 and 9 for additional information about jackpot liabilities.*

(4) *See Note 20 for additional information regarding acquisition contingent consideration.*

(5) *See Note 15 for additional information regarding operating leases.*

(6) *Other obligations include unconditional amounts due under licenses, royalties and IP rights, and JV capital commitments. For additional information, see Note 2 about JV capital commitments.*

Liabilities related to unrecognized tax benefits of $134.8 million were excluded from the table above, as we cannot reasonably estimate the timing of cash settlements with taxing authorities. We do not expect the total amount of our unrecognized tax benefits to change significantly during the next twelve months. See Note 14 related to unrecognized tax benefits.

Arrangements with Off-Balance Sheet Risk

In the normal course of business, we are a party to financial instruments with off-balance sheet risk, such as performance bonds, guarantees and product warranties not reflected in our balance sheet. We may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including but not limited to, losses arising:

- out of our breach of agreements with those parties
- from services to be provided by us
- from IP infringement claims made by third parties

Additionally, we have agreements with our directors and certain officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers and directors of acquired companies. We maintain director and officer insurance, which may cover our liabilities arising from these indemnification obligations in certain circumstances.

It is not possible to determine the maximum potential obligations under these indemnification undertakings due to the unique facts and circumstances involved in each particular agreement. Such indemnification undertakings may not be subject to maximum loss clauses. Historically, we have not incurred material costs related to indemnification obligations.

We do not expect any material losses to result from these arrangements and do not rely on off-balance sheet financing arrangements to fund our operations. See Note 13.

RECENTLY ISSUED ACCOUNTING STANDARDS

At September 30, 2012, there were no recently issued accounting standards that are expected to have a significant impact to our financial statements. See Note 1.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements were prepared in conformity with US GAAP. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our historical experience, contract terms, trends in our company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in the financial statements and actual results may differ from initial estimates.

We consider the following accounting estimates to be the most critical to fully understand and evaluate our reported financial results. They require us to make subjective or complex judgments about matters that are inherently uncertain or variable. The following accounting estimates are considered the most sensitive to changes from external factors.

Revenue Recognition

Our revenues are derived from the design, development, manufacture, and marketing of casino-style gaming entertainment products and services, including game content, equipment, and systems technology. Revenues are recognized when all of the following have been satisfied:

- persuasive evidence of an arrangement exists
- the price to the customer is fixed and determinable
- delivery has occurred and any acceptance terms have been fulfilled
- collection is reasonably assured

Determining whether these requirements have been met require us to make assumptions and exercise judgment that could significantly affect the timing and amounts of revenue reported each period. The application of our revenue recognition policies and changes in our assumptions or judgments also affect the timing and amounts of revenues and costs recognized. Determinations are subject to judgment and may change depending on the circumstances surrounding the substance or nature of the transactions.

Our sales include multiple element arrangements that include software systems bundled with gaming equipment and services. These arrangements require judgment and estimates primarily related to the allocation of revenues based on VSOE or management's best estimate of each element's relative selling price. If we are unable to establish VSOE for undelivered software and software-related elements, revenues may be deferred in certain arrangements. Additionally, revenues from the sale of virtual chips to players at our online social gaming *DoubleDown Casino®* are recognized on a gross basis ratably over the estimated average period in which the chips are consumed.

Deferred revenue of $60.5 million at September 30, 2012 and $59.1 million at September 30, 2011 primarily related to obligations under multi-element contracts. Complex systems and/or multiple element contracts may take several months to complete and deferred revenue may increase as our products continue to evolve toward a more software systems-centric environment.

Goodwill, Other Intangible Assets, and Royalties

Impairment testing for goodwill, other intangibles, and royalties requires judgment, including the identification of reporting units, allocation of related goodwill, assignment of corporate shared assets and liabilities to reporting units, estimated cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the assessment of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Goodwill

We measure and test goodwill for impairment at least annually, or more often if there are indicators of impairment. The fair value of the reporting unit is first compared to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. In the event that the fair value of the reporting unit is less than its carrying value, the amount of the impairment loss will be measured by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

Our three reporting units, North America, International and DoubleDown, were determined in accordance with US GAAP for reporting units. Our evaluation determined that components below our North America and International operating segments, with the exception of DoubleDown, were economically similar and should be aggregated. The DoubleDown component was disaggregated because of its uniquely different customer base and use of virtual currency in a non-wagering gaming market.

In determining the fair value of our reporting units, we apply the income approach using a combination of the income approach based on DCF and the market approach using the implied valuation multiples (such as enterprise value to revenue and EBITDA) of comparable gaming companies, weighting each method's result equally. Our DCF analysis is based on the present value of two components: the sum of our five-year projected cash flows and a terminal value assuming a long-term growth rate. The cash flow estimates are prepared based on our business plans for each reporting unit, considering historical results and anticipated future performance based on our expectations regarding product introductions and market opportunities. The discount rates used to determine the present value of future cash flows were derived from the weighted average cost of capital of a group of comparable companies with consideration for the size and specific risks of each IGT reporting unit. The discount rate used for each reporting unit ranged from approximately 10% to 17% for 2012 and 12% for 2011.

Our goodwill totaled $1.5 billion at September 30, 2012 and $1.2 billion at September 2011. Our 2012 annual goodwill impairment test indicated the fair value of each reporting unit was significantly in excess of its carrying value. Inherent in such fair value determinations are significant judgments and estimates, including assumptions about our future revenues, profitability, cash flows, and long-term growth rates, as well as our operational plans and interpretation of current economic indicators and market valuations.

Changes in our test assumptions from 2011 to 2012 included updated five-year forecasts with reduced growth for North America and increased growth for DoubleDown and International, lower discount rates, and lower implied valuation multiples. The fair values decreased from 2011 of our North America and International reporting units, with North America down 23% and International down 3%. The fair value of our DoubleDown reporting unit increased 65% since acquisition in January 2012. The excess of fair value over carrying value for each reporting unit at our 2012 testing date totaled $1.9 billion each for North America and International, and $225.0 million for DoubleDown.

If our assumptions do not prove correct or economic conditions affecting future operations change, our goodwill could become impaired and result in a material adverse effect on our results of operations and financial position. To illustrate the sensitivity of the fair value calculations on our goodwill impairment test, we modified our 2012 test assumptions to create a hypothetical 50% decrease to the fair value of each reporting unit. The resulting hypothetical excess of fair value over carrying value would be approximately $0.8 billion for North America to $0.7 billion for International, and we would therefore continue to have no impairment for these reporting units. A hypothetical 50% decrease in the fair value of DoubleDown would likely result in impairment.

Other Intangibles

Our portfolio of other intangibles substantially consists of finite-lived patents, contracts, trademarks, developed technology, reacquired rights and customer relationships. We regularly monitor events or changes in circumstances that indicate the carrying value of these intangibles may not be recoverable or require a revision to the estimated remaining useful life. Our other intangibles totaled $193.4 million at September 30, 2012 and $170.4 million at September 30, 2011.

If an event or change occurs that indicates the carrying value might not be recoverable, we estimate cash flows directly associated with the use of the intangible to test recoverability and remaining useful lives based on the forecasted utilization of the asset and expected product revenues. In developing estimated cash flows, we incorporate assumptions regarding changes in legal factors, related industry climate, regulatory actions, contractual factors, operational performance and the company's strategic business plans, as well as the effects of obsolescence, demand, competition, and other market conditions. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of a finite-lived intangible asset or asset group, we then compare the carrying amount to its current fair value. We estimate the fair value using prices for similar assets, if available, or more typically using a DCF model. We recognize an impairment loss if the carrying amount is not recoverable and exceeds its fair value.

In 2012, we recorded impairment of $14.6 million related to certain patents and $11.5 million related to developed technology, customer relationships, and trademarks. See Note 19.

Royalties

We also regularly evaluate the estimated future benefit of prepaid and deferred royalties to determine if the carrying amount is recoverable from forecasted sales or placements of our games. The carrying value of our prepaid and deferred royalties totaled $63.5 million at September 30, 2012 and $62.9 million at September 30, 2011.

Jackpot Liabilities and Expenses

A portion of our gaming operations recurring revenue arrangements incorporates IGT paid WAP jackpots for which we recognize corresponding jackpot liabilities and expense. Changes in our estimated amounts for WAP jackpot liabilities and associated jackpot expense are attributable to regular analysis and evaluation of the following factors:

- variations in slot play (frequency of WAP jackpots and patterns of coin-in driving WAP jackpot growth)
- volume (number of WAP units in service and levels of coin-in per unit)
- interest rate movements
- the size of base WAP jackpots (startup amount) at initial setup or after a WAP win

Interest rates applicable to jackpot funding vary by jurisdiction and are impacted by market factors, as well as winner elections to receive a lump sum payment in lieu of periodic annual payments. Current and noncurrent portions of jackpot liabilities, as well as jackpot expense, may also be impacted by changes in our estimates and assumptions regarding the expected number of future winners who may elect a lump sum payout.

Changes in prime and/or treasury and agency interest rates during a given period cause fluctuations in our jackpot expense largely due to the revaluation of future winner liabilities. The value of the liability (and related jackpot expense) increases when rates decline because it increases the cost to fund the liability. Conversely, when rates increase, jackpot liabilities are reduced as it costs less to fund the liability. Our results may be materially affected by significant changes in interest rates.

Our jackpot liabilities decreased to $481.0 million at September 30, 2012 compared to $508.4 million at September 30, 2011. Consolidated jackpot expense totaled $97.5 million in 2012, $105.2 million in 2011, and $112.1 million in 2010. The decline in jackpot expense for 2012 resulted primarily from lower play levels, variations in slot play, and decreased WAP units in our installed base.

BUSINESS SEGMENT RESULTS, later in this MDA, provides additional details regarding the fluctuation in jackpot expense. Note 1 summarizes our accounting policies related to jackpot liabilities and expense.

Inventory and Gaming Operations Equipment

The determination of obsolete or excess inventory requires us to estimate the future demand for our products within specific time horizons, generally one year or less. If we experience a significant unexpected decrease in demand for our products or a higher occurrence of inventory obsolescence because of changes in technology or customer requirements, we would recognize additional obsolescence charges.

Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of rapidly changing technology and customer requirements. Inventories increased to $92.9 million at September 30, 2012 from $73.0 million at September 30, 2011, primarily due to anticipated customer demand.

We also estimate salvage values and useful lives for our gaming operations equipment. Trends in market demand and technological obsolescence may require us to record additional asset charges which would negatively impact gross profit and operating results.

Income Taxes

We conduct business globally and are subject to income taxes in US federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain tax positions, and income tax payments.

We record deferred tax assets and liabilities based on temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred tax assets is evaluated through the forecasting of taxable income in each jurisdiction, using historical and projected future operating results, the reversal of existing temporary differences and the availability of tax planning strategies. Net deferred tax assets totaled $200.1 million at September 30, 2012 and $181.0 million at September 30, 2011.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Changes in tax laws, enacted tax rates, geographic mix or estimated annual taxable income could change our valuation of deferred tax assets and liabilities, which in turn impacts our tax provision. We carefully monitor many factors including the impact of current economic conditions in our valuation of deferred tax assets. At September 30, 2012, our total valuation allowance of $74.0 million primarily consists of investment write-downs, capital losses, net operating losses and foreign deferred assets. The related deferred tax assets are not expected to be fully realized because we cannot conclude that it is more likely than not that we will earn income of the specific character required to utilize these assets before they expire.

In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We are required to recognize uncertain tax positions taken or expected to be taken in a tax return, when they are "more likely than not" to be sustained upon examination. This assessment further presumes that tax authorities evaluate the technical merits of transactions individually with full knowledge of all facts and circumstances surrounding the issue. The amount recognized in the financial statements is the largest benefit that we believe is more than 50% likely of being realized upon settlement. Changes in facts or information, as well as the expiration of statutes of limitations and/or settlements with tax jurisdictions, may result in material adjustments to these estimates in the future.

Our income tax provision will be impacted to the extent the final outcome of these tax positions differs from the amounts recorded. At September 30, 2012, our unrecognized tax benefits totaled $111.5 million, of which $79.2 million would impact the effective tax rate if recognized. At September 30, 2011, our unrecognized tax benefits totaled $116.4 million, of which $72.7 million would impact the effective tax rate if recognized. Our 2012 tax provision was positively impacted by tax benefits related to certain Entraction closures and the manufacturer's deduction. See Notes 1 and 14 for additional information about our income taxes.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We use derivative financial instruments to manage certain foreign currency exchange and interest rate risk. The primary business objective of our hedging program, as defined in our corporate risk management policy, is to minimize the impact to our financial results from currency transaction remeasurement and other specified economic exposures. We enter into derivative financial instruments with high-credit quality counterparties and diversify our positions among such counterparties to reduce our exposure to credit losses. We are not party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes.

Foreign Currency Risk

We routinely use forward exchange contracts to minimize our market risk exposure related to our monetary assets and liabilities denominated in nonfunctional foreign currencies. The primary business objective of our economic hedging program is to minimize the impact to earnings from changes in foreign exchange rates. These hedging instruments are subject to fluctuations in value that are generally offset by the value of the underlying exposures being hedged. Counterparties to our agreements are major commercial banks.

We also hedge significant investments denominated in foreign currency with forward exchange contracts to protect the US dollar value of our investment. In addition, from time to time, we may enter into forward exchange contracts to establish with certainty the US dollar amount of future firm commitments denominated in a foreign currency.

Hedging

The notional amount of forward contracts hedging our net foreign currency exposure related to our monetary assets and liabilities denominated in nonfunctional currency totaled $34.1 million at September 30, 2012 and $20.3 million at September 30, 2011. Changes in foreign exchange rates upon which these foreign exchange contracts are based result in exchange gains and losses. Generally, contract gain or loss should be offset by gain or loss on the underlying monetary exposures.

Translation

As currency rates change, translation of our foreign currency functional operations into US dollars affects year-over-year equity comparability. We do not generally hedge translation risk because cash flows from our international operations are typically reinvested locally. Currency exchange rates with the most significant impact to our translation include the British pound, Australian dollar, Euro, South African rand, and Canadian dollar. Disregarding that rates can move in opposite directions resulting in offsetting gains and losses, we estimate a 10% change in exchange rates overall would have impacted our reported equity by approximately $12.5 million at September 30, 2012 and $15.7 million at September 30, 2011.

Interest Rate Risk

Costs to fund jackpot liabilities

Fluctuations in prime, treasury and agency rates due to changes in market and other economic conditions directly impact our cost to fund jackpots and corresponding gaming operations gross profit. If interest rates decline, jackpot cost increases and gross profit decreases. We estimate a hypothetical decline of 100 bps in applicable interest rates would have reduced our gross profit by approximately $15.4 million in 2012 and $17.8 million in 2011. We do not manage this exposure with derivative financial instruments.

Domestic Credit Facility

Fluctuations in LIBOR directly impact interest costs related to our domestic credit facility. We estimate a hypothetical increase of 100 bps in LIBOR would have increased our interest expense for 2012 by approximately $0.7 million and $0.3 million in 2011. We do not manage this exposure with derivative financial instruments. See Note 12 for additional information about our domestic credit facility.

Convertible Debt

The fair value of our convertible debt is affected by changes in the price of IGT stock and changes in interest rates. The fair value of convertible instruments generally increases and decreases directionally with like movements in stock price and increases with stock price volatility. The fair value of fixed rate instruments increase as interest rates fall and decreases as interest rates rise. As we do not record our debt at fair value, changes in interest or stock price have no material effect on our financial position, cash flows or results of operations.

The face value of our convertible Notes (liability and equity components) totaled $850.0 million at September 30, 2012 and 2011; fair value totaled $888.3 million at September 30, 2012 and $974.8 million at September 30, 2011. See Note 12 for additional information about our convertible Notes.

Bonds and Related Swaps

We use interest rate swap derivatives to diversify our debt portfolio between fixed and variable rate instruments. The amount and term of each swap is matched with all or a portion of outstanding principal and remaining term of a specific obligation. Our swaps exchange fixed rates for variable rates without an exchange of the notional amount upon which they are based. The swaps effectively converted fixed rate interest to variable rate based on the six-month LIBOR, reducing our effective rate on the bonds hedged for the years ended September 30, 2012 and 2011. See Notes 11 and 12 for additional information about our bonds and related swaps.

7.5% Bonds and Swaps

At September 30, 2012, the carrying value of the bonds, net of discount, totaled $497.9 million, and the fair value totaled $598.4 million; the swap bond adjustment was carried at its fair value of $77.0 million. At September 30, 2011, the carrying value of the bonds, net of discount, totaled $497.5 million, and the fair value totaled $591.2 million; the swap bond adjustment was carried at its fair value of $61.8 million.

5.5% Bonds and Swaps

At September 30, 2012, the carrying value of the bonds, net of discount, totaled $299.0 million, and the fair value totaled $328.7 million; the swap bond adjustment was carried at its fair value of $42.5 million. At September 30, 2011, the carrying value of the bonds, net of discount, totaled $298.9 million, and the fair value totaled $313.5 million; the swap bond adjustment was carried at its fair value of $31.4 million.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

International Game Technology:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows and of total equity present fairly, in all material respects, the financial position of International Game Technology and its subsidiaries at September 30, 2012 and September 30, 2011 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, management has excluded Double Down Interactive from its assessment of internal control over financial reporting as of September 30, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Double Down Interactive from our audit of internal control over financial reporting. Double Down Interactive is a wholly-owned subsidiary whose total assets and total revenues represent 8% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2012.

/s/ PricewaterhouseCoopers LLP

San Jose, CA
November 27, 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended September 30,	2012	2011	2010
(In millions, except per share amounts)			
Revenues			
Gaming operations	$ 1,040.0	$ 1,036.5	$ 1,044.2
Product sales	966.8	883.9	843.0
Interactive	143.9	36.6	30.0
Total revenues	2,150.7	1,957.0	1,917.2
Costs and operating expenses			
Cost of gaming operations	405.7	403.9	417.3
Cost of product sales	444.5	396.7	398.4
Cost of interactive	62.9	18.0	14.2
Selling, general and administrative	410.4	353.3	330.4
Research and development	217.0	194.7	189.4
Depreciation and amortization	76.9	69.7	74.3
Contingent acquisition related costs	69.1	-	-
Impairment and restructuring	42.5	15.8	68.4
Total costs and operating expenses	1,729.0	1,452.1	1,492.4
Operating income	421.7	504.9	424.8
Other income (expense)			
Interest income	45.3	51.2	61.1
Interest expense	(122.2)	(130.8)	(161.7)
Other	(2.0)	2.6	(19.3)
Total other income (expense)	(78.9)	(77.0)	(119.9)
Income from continuing operations before tax	342.8	427.9	304.9
Income tax provision	93.1	135.6	85.3
Income from continuing operations	249.7	292.3	219.6
Loss from discontinued operations, net of tax	(3.8)	(8.7)	(33.6)
Net income	$ 245.9	$ 283.6	$ 186.0
Other comprehensive income (loss), net of $0 tax			
Foreign currency translation adjustments	13.4	(19.1)	8.3
Unrealized gain (loss) on available-for-sale securities	(0.1)	(0.4)	(3.7)
Comprehensive income	$ 259.2	$ 264.1	$ 190.6
Basic earnings (loss) per share			
Continuing operations	$ 0.86	$ 0.98	$ 0.73
Discontinued operations	(0.01)	(0.03)	(0.11)
Net income	$ 0.85	$ 0.95	$ 0.62
Diluted earnings (loss) per share			
Continuing operations	$ 0.86	$ 0.97	$ 0.73
Discontinued operations	(0.01)	(0.03)	(0.11)
Net income	$ 0.85	$ 0.94	$ 0.62
Cash dividends declared per share	$ 0.24	$ 0.24	$ 0.24
Weighted average shares outstanding			
Basic	288.8	298.2	296.3
Diluted	290.4	299.8	297.8

See accompanying notes

CONSOLIDATED BALANCE SHEETS

September 30,	2012	2011
(In millions, except par value)		
Assets		
Current assets		
Cash and equivalents	$ 206.3	$ 460.0
Restricted cash and investment securities	79.7	89.6
Restricted cash and investment securities of VIEs	2.2	2.4
Jackpot annuity investments	46.9	48.7
Jackpot annuity investments of VIEs	13.3	14.5
Accounts receivable, net	346.6	320.1
Current maturities of contracts and notes receivable, net	218.2	167.1
Inventories	92.9	73.0
Deferred income taxes	96.7	97.1
Other assets and deferred costs	160.5	137.4
Total current assets	1,263.3	1,409.9
Property, plant and equipment, net	555.7	552.1
Jackpot annuity investments	252.3	271.8
Jackpot annuity investments of VIEs	43.4	52.8
Contracts and notes receivable, net	139.3	126.4
Goodwill	1,469.7	1,231.4
Other intangible assets, net	193.4	170.4
Deferred income taxes	106.5	84.6
Other assets and deferred costs	261.5	255.0
Total Assets	$ 4,285.1	$ 4,154.4
Liabilities and Shareholders' Equity		
Liabilities		
Current liabilities		
Accounts payable	$ 87.5	$ 103.0
Jackpot liabilities, current portion	152.4	143.0
Accrued employee benefits	43.7	38.9
Accrued income taxes	8.1	3.2
Dividends payable	16.0	17.8
Other accrued liabilities	322.6	228.8
Total current liabilities	630.3	534.7
Long-term debt	1,846.4	1,646.3
Jackpot liabilities	328.6	365.4
Other liabilities	282.0	163.2
Total Liabilities	3,087.3	2,709.6
Commitments and Contingencies		
Shareholders' Equity		
Common stock: $.00015625 par value; 1,280.0 shares authorized; 343.5 and 341.9 issued; 266.1 and 297.4 outstanding	0.1	0.1
Additional paid-in capital	1,585.1	1,542.5
Treasury stock at cost: 77.4 and 44.4 shares	(1,332.9)	(855.2)
Retained earnings	941.0	763.8
Accumulated other comprehensive income	4.5	(8.8)
Total IGT Shareholders' Equity	1,197.8	1,442.4
Noncontrolling Interests	-	2.4
Total Equity	1,197.8	1,444.8
Total Liabilities and Shareholders' Equity	$ 4,285.1	$ 4,154.4

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended September 30,	2012	2011	2010
(In millions)			
Operating			
Net income	$ 245.9	$ 283.6	$ 186.0
Adjustments:			
Depreciation and amortization	240.3	226.2	236.8
Contingent earn-out consideration	27.5	-	
Discounts and deferred issuance costs	41.2	41.7	48.5
Share-based compensation	33.2	40.7	41.9
Net loss on disposal and impairment	40.6	31.3	93.5
Excess tax benefits from employee stock plans	(2.4)	(3.2)	(8.6)
Other non-cash items	(16.9)	(5.3)	13.7
Changes in operating assets and liabilities, excluding acquisitions:			
Receivables	(101.1)	(39.5)	34.4
Inventories	(11.7)	9.6	51.8
Accounts payable and accrued liabilities	53.8	(11.9)	(62.0)
Jackpot liabilities	(47.5)	(84.6)	(44.4)
Income taxes, net of employee stock plans	(38.4)	101.6	(74.7)
Other assets and deferred costs	(18.0)	22.2	74.1
Net operating cash flows	446.5	612.4	591.0
Investing			
Capital expenditures	(208.7)	(205.1)	(240.2)
Proceeds from assets sold	33.1	12.8	8.7
Investment securities, net	-	-	21.6
Jackpot annuity investments, net	51.8	60.7	63.0
Changes in restricted cash	10.7	14.4	(11.1)
Loans receivable cash advanced	(0.8)	(0.5)	(17.7)
Loans receivable payments received	29.8	29.6	25.2
Proceeds from discontinued operations sold	-	47.0	-
Unconsolidated affiliates, net	9.2	28.7	34.9
Business acquisitions, net of cash acquired	(233.9)	(105.9)	(2.1)
Net investing cash flows	(308.8)	(118.3)	(117.7)
Financing			
Debt proceeds	280.0	95.0	1,420.8
Debt repayments	(140.0)	(195.0)	(1,833.4)
Debt issuance costs	-	(4.6)	(2.7)
Employee stock plan proceeds	13.3	32.4	15.9
Excess tax benefits from employee stock plans	2.4	3.2	8.6
Share repurchases and forward contracts	(475.2)	(50.1)	-
Noncontrolling interest acquired	(2.5)	-	-
Dividends paid	(70.6)	(71.7)	(71.3)
Net financing cash flows	(392.6)	(190.8)	(462.1)
Foreign exchange rates effect on cash and equivalents	1.2	(1.7)	0.5
Net change in cash and equivalents	(253.7)	301.6	11.7
Beginning cash and equivalents	460.0	158.4	146.7
Ending cash and equivalents	$ 206.3	$ 460.0	$ 158.4

See accompanying notes

SUPPLEMENTAL CASH FLOWS INFORMATION

"Depreciation and amortization" reflected in the cash flows statements are comprised of amounts presented separately on the income statements, plus "depreciation and amortization" included in cost of revenues and discontinued operations.

Years Ended September 30,	2012	2011	2010
(In millions)			
Unconsolidated affiliates			
Investment in	$ -	$ -	$ (4.9)
Proceeds from	9.2	28.7	39.8
Net	$ 9.2	$ 28.7	$ 34.9
Jackpot funding			
Change in jackpot liabilities	$ (47.5)	$ (84.6)	$ (44.4)
Jackpot annuity purchases	(10.8)	(4.7)	(4.6)
Jackpot annuity proceeds	62.6	65.4	67.6
Net change in jackpot annuity investments	51.8	60.7	63.0
Net jackpot funding	$ 4.3	$ (23.9)	$ 18.6
Capital expenditures			
Property, plant and equipment	$ (43.8)	$ (14.1)	$ (19.5)
Gaming operations equipment	(162.4)	(189.2)	(217.6)
Intellectual property	(2.5)	(1.8)	(3.1)
Total	$ (208.7)	$ (205.1)	$ (240.2)
Payments			
Interest	$ 61.4	$ 69.1	$ 88.3
Income taxes	133.4	28.3	163.2
Non-cash investing and financing items:			
Accrued capital asset additions	$ 1.5	$ -	$ 1.4
Business acquisitions/purchase price adjustments			
Fair value of assets	$ 350.5	$ 131.3	$ (0.8)
Fair value of liabilities	116.6	25.4	(2.2)

See accompanying notes

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended September 30, (In millions)	2012	2011	2010
Common stock			
Shares issued:			
Beginning shares	341.9	339.1	337.2
Employee stock plans	1.6	2.8	1.9
Ending shares	343.5	341.9	339.1
Ending balance	$ 0.1	$ 0.1	$ 0.1
Additional paid-in capital			
Beginning balance	$ 1,542.5	$ 1,473.7	$ 1,417.8
Employee stock plan shares issued	9.4	25.0	14.3
Share-based compensation	33.2	43.8	41.6
Ending balance	$ 1,585.1	$ 1,542.5	$ 1,473.7
Treasury stock			
Beginning balance	$ (855.2)	$ (802.0)	$ (799.3)
Treasury shares acquired	(475.2)	(50.1)	-
RSA forfeitures	(2.5)	(3.1)	(2.7)
Ending balance	$ (1,332.9)	$ (855.2)	$ (802.0)
Retained earnings			
Beginning balance	$ 763.8	$ 551.8	$ 437.3
Dividends declared	(68.7)	(71.6)	(71.5)
Net income	245.9	283.6	186.0
Ending balance	$ 941.0	$ 763.8	$ 551.8
Accumulated other comprehensive income (loss)			
Beginning balance	$ (8.8)	$ 10.7	$ 6.1
Other comprehensive income (loss)	13.3	(19.5)	4.6
Ending balance	$ 4.5	$ (8.8)	$ 10.7
Unrealized gains (losses) on securities	$ -	$ 0.1	$ 0.5
Foreign currency translation	4.5	(8.9)	10.2
Noncontrolling interest			
Beginning balance	$ 2.4	$ -	$ 1.6
Change in ownership	(2.4)	2.4	(0.5)
Net income (loss)	-	-	(1.1)
Ending balance	$ -	$ 2.4	$ -

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

Our consolidated financial statements include the accounts of International Game Technology, including all majority-owned or controlled subsidiaries and VIEs for which we are the primary beneficiary. All inter-company accounts and transactions have been eliminated. Our consolidated financial statements are prepared in accordance with SEC and US GAAP requirements on a basis consistent with the comparative periods and include all adjustments of a normal recurring nature necessary to fairly present our consolidated results of operations, financial position, and cash flows for all periods presented.

Fiscal Calendar

Our fiscal year is reported on a 52/53-week period ending on the Saturday nearest to September 30. For simplicity, fiscal periods in this report are presented using the calendar month end as outlined in the table below. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Fiscal Year	Ended		Weeks
	Actual	Presented as	
2012	September 29, 2012	September 30, 2012	52
2011	October 1, 2011	September 30, 2011	52
2010	October 2, 2010	September 30, 2010	52

Discontinued Operations

Prior period discontinued operations were reclassified in our income statements, but statements of cash flows were not recast. See Note 21.

Use of Estimates

We are required to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our company and the industry as a whole, and information available from other outside sources. Our estimates affect reported amounts for assets, liabilities, revenues, expenses, and related disclosures. Actual results may differ from initial estimates.

Revenue Recognition

We recognize revenues when all of the following have been satisfied:

- persuasive evidence of an arrangement exists
- the price to the customer is fixed and determinable
- delivery has occurred and any acceptance terms have been fulfilled
- collection is reasonably assured

Revenues are reported net of incentive rebates and discounts. Sales taxes and other taxes of a similar nature are presented on a net basis (excluded from revenues). Amounts billed prior to completing the earnings process are deferred until revenue recognition criteria is met.

Gaming Operations

Gaming operations revenues are generated by providing customers with proprietary land-based gaming equipment, systems, content licensing, and services under a variety of recurring revenue arrangements (including WAP, CDS, stand-alone participation and flat fee), as well as other equipment leasing and rental.

WAP systems consist of linked slot machines located in multiple casino properties, connecting to an IGT central computer system. WAP games differ from all other games in that an IGT-sponsored progressive jackpot increases with every wager until a player wins the top award combination. Casinos with IGT WAP machines pay a percentage of the coin-in (amounts wagered) for IGT services related to the design, assembly, installation, operation, maintenance, and marketing of the WAP systems, as well as funding and administration of the IGT-sponsored progressive jackpots.

Revenues from CDS, stand-alone participation and other equipment leasing or rentals are recognized based on a percentage of the net win or on a fixed daily/monthly fee or rental basis.

Product Sales

Revenues from product sales include land-based gaming machines and non-machine gaming related equipment, systems, services, licensing and royalty fees, and component parts (including kit conversions). Time-based licensing and maintenance fees are typically recognized ratably over the term of the agreement. Our credit sales terms are predominately 90 days or less. We also grant extended payment terms under contracts of sale secured by the related equipment sold, and these contracts are predominantly paid within their terms.

Interactive

Interactive revenues are generated from online social gaming and wagering products and services.

Our North America based DoubleDown social casino-style gaming operation was acquired in January 2012 and generates revenues from the sale of virtual casino chips to players that can be used within the *DoubleDown Casino®* for additional play or game enhancements. Revenues from player purchases are recognized ratably over the estimated average service period in which the chips are consumed based on historical data analysis. Because DoubleDown is the principal, responsible for substantially all aspects of the casino services and sale of virtual goods to the player, revenues are recorded on a gross basis. Payment processing fees paid to Facebook on a revenue participation basis are recorded within cost of revenues. This determination is subject to judgment and may change depending on the circumstances surrounding the substance or nature of transactions.

IGTi refers to all other online and mobile gaming solutions collectively. IGTi encompasses real money wagering casino and mobile gaming systems infrastructure and applications, content licensing, and back office operational support services, including WAP jackpot funding and administration. IGTi solutions are generally provided under revenue sharing arrangements based on a percentage of net win similar to gaming operations discussed above.

Multi-element Arrangements

The majority of our multiple element contracts are for some combination of machines, systems, license fees, maintenance, training, and other services. Revenues for individual deliverables are recognized when the relevant criteria for that element has been met. We early adopted ASUs for revenue recognition related to certain software-enabled products and multi-element arrangements on a prospective basis for new or materially modified arrangements entered into after the beginning of 2010.

Most of our products and services qualify as separate units of accounting, and the ASUs did not change this premise. The terms of performance, cancellation, termination, or refunds in our multiple element contracts are similar to those for individual stand-alone deliverables. Under the ASUs, arrangement consideration is allocated among multiple deliverables based on relative selling prices. In order of preference, relative selling prices are estimated based on VSOE, third-party evidence, or management's best estimate, and the residual method is not allowed for nonsoftware elements.

VSOE is determined by the net price charged for each deliverable when it is sold separately. VSOE for maintenance agreements is determined based on actual renewals sold. Third-party evidence is generally not available for our products because of their unique nature. When VSOE is not available, generally for new or highly customized offerings, the estimated selling price is the amount for which the product or service would be sold individually. Management's best estimate is made based on our standard pricing and discounting practices, which consider multiple factors, such as market conditions, competitive landscape, internal costs, and profit objectives.

Under the ASUs, revenues for machines and other software-enabled equipment in certain bundled arrangements are no longer deferred because VSOE is not available for an undelivered element. Generally, revenues allocated to nonsoftware elements are recognized upon delivery and customer acceptance, and only revenues allocated to software elements can require deferral and recognition over a lease or license term.

Prior to the beginning of 2010, if we were unable to establish VSOE for any undelivered element, revenue was generally deferred until all elements were delivered or until VSOE could be determined. If we did not have VSOE for a delivered element, VSOE for the undelivered elements was deferred, and the residual amount constituted the revenues recognized for the delivered elements. Additionally, when machines were sold in combination with a leased system on which the machines depend for essential functionality, machine revenues were recognized ratably over the system lease contract term.

Deferred Revenue

Deferred revenue consists of amounts billed after products are delivered or services rendered, but prior to meeting all of the criteria for revenue recognition. Complex systems and/or multi-element contracts may take several months to complete and our deferred revenues may increase as our products further evolve toward a more systems-centric environment.

Prior to 2010, our gaming machines and certain other tangible products, containing both software and nonsoftware components that functioned together to deliver the product's essential functionality, were subject to software revenue recognition standards. Under ASUs adopted for new and materially modified arrangements entered into after the beginning of 2010, our gaming machines and certain other tangible products no longer fell under the scope of software revenue recognition and are generally recognized upon delivery and customer acceptance.

Deferred revenues noted in the table below by balance sheet location related primarily to product sales where the installation is not yet complete or we are obligated to perform future services. At September 30, 2012, $6.5 million remained deferred because it is subject to and had not yet met revenue recognition criteria effective before 2010.

September 30,	2012	2011
Other accrued liabilities (current)	$ 51.8	$ 52.5
Other liabilities (noncurrent)	8.7	6.6
Total deferred revenues	$ 60.5	$ 59.1

Jackpot Accounting

Jackpot Liabilities and Expense

We incur jackpot expense and accrue jackpot liabilities with every wager on devices connected to an IGT WAP system. Only WAP games include IGT-sponsored jackpots for which IGT incurs jackpot expense. WAP games are a component of our *MegaJackpot®* premium branded units and comprised 16% of our total gaming operations installed base at September 30, 2012, 17% at September 30, 2011, and 17% at September 30, 2010. A portion of fees paid to IGT is used for the funding and administration of the IGT-sponsored WAP jackpot payments.

Jackpot expense represents the estimated cost to fund jackpots and is recorded to cost of revenues. Changes in estimated WAP jackpot liabilities and associated jackpot expense are attributable to regular analysis and evaluation of variations in the following factors:

- slot play (frequency of WAP jackpots and patterns of coin-in driving jackpot growth)
- volume (number of WAP units in service and levels of coin-in per unit)
- interest or discount rate movements
- the size of base WAP jackpots (startup amount) at initial setup or reset after a WAP win

Our WAP jackpots are generally payable in equal annual installments over 20 to 26 years or immediately in the case of instant win systems. Winners may elect to receive a lump sum payment for the present value of the jackpot discounted at applicable interest rates in lieu of periodic annual installments. Discount rates eligible for use in the lump sum payment calculation vary by jurisdiction and are impacted by market forces and other economic conditions.

Jackpot liabilities are comprised of payments due previous winners, as well as amounts due future winners of WAP jackpots not yet won. Previous winner liabilities for periodic payments are carried at the accreted cost of jackpot annuity investments in qualifying US government or agency securities used to fund future periodic payments. Liabilities due future winners are revalued and recorded at the present value of the amount carried on WAP meters for jackpots not yet won.

We estimate the present value of future winner liabilities using current market prime, treasury, or agency rates, weighted with historical lump sum payout election ratios. The most recent historical patterns indicate that approximately 90% of winners will elect the lump sum payment option. Additionally, we estimate the current portion of future winner liabilities based on historical experience with winner payment elections, in conjunction with the theoretical projected number of jackpots.

Restricted Cash and Investments

We are required by gaming regulation to maintain sufficient reserves in restricted accounts to be used for the purpose of funding payments to WAP jackpot winners. Restricted amounts are based primarily on the jackpot meters displayed to slot players and vary by jurisdiction. Compliance with restricted cash and investments requirements for jackpot funding is reported to gaming authorities in various jurisdictions. Additionally, restricted cash is maintained for online player deposits.

Jackpot Annuity Investments

Held to maturity for funding annual jackpot payments to previous winners, jackpot annuity investments are comprised of discounted qualifying US treasury or agency securities. With both the intent and ability to hold these investments to maturity, these investments are stated at cost plus interest accreted over the term of the security. Certain jurisdictions require regulatory approval for liquidation of these annuity investments.

WAP Systems Interest

Interest income accretion on jackpot annuity investments is offset by interest expense accretion on previous winner liabilities. WAP interest income and expense, included in other income (expense), accretes at approximately the same rate and varies depending on the amount of jackpots won and the number of winners electing periodic payments. WAP systems annuity investments' interest accretion totaled $20.0 million in 2012, $22.4 million in 2011, and $24.8 million in 2010. Interest income also includes earnings on other cash and short-term investments held within our WAP operations.

Share-based Compensation

SIP

Under our SIP, eligible employees and non-employee directors may be granted non-qualified and incentive stock options, restricted shares or stock appreciation rights. SIP grants may vest based on time of service or performance. Stock options are generally granted at an exercise price equal to the market price on the date of grant, with a 10-year contractual term. SIP grants generally vest over 3-5 years either in ratable annual increments or 100% at the end of the vesting period.

The amount, frequency, and terms of share-based awards vary based on competitive practices, operating results, and government regulations. New shares of IGT common stock are issued upon exercises of stock options, vesting of restricted share units, or restricted share grants. Since 2010, restricted share awards have been granted in the form of units without dividends. Forfeitures occurred primarily when employment is terminated prior to vesting.

ESPP

Under the ESPP, eligible employees are granted an option with a 12-month term to purchase a limited number of shares, exercisable the last day in February each year. Eligible employees may participate in this plan through payroll deductions up to certain limits. The option price for the 12-month term ended February 28, 2011 is equal to 85% of the lesser of the grant date market price or the exercise date market price. Beginning with the 12-month term ending in February 2012, the option price is equal to 95% of the exercise date market price.

Measurement

Share-based compensation is measured at fair value on the grant date reduced for estimated forfeitures. We use historical data and projections to estimate expected employee behaviors related to option exercises and forfeitures. Share-based compensation is recorded over the applicable vesting period using the straight-line method for service-based awards and the accelerated method for performance-based awards.

The fair value of restricted share awards is based on the market price of IGT common stock on the grant date. We estimate the fair value of each stock option award on the grant date using the Black-Scholes valuation model. Option valuation models require the input of highly subjective assumptions, and changes in assumptions used can materially affect the fair value estimate. Expected volatility and dividends are based on implied and historical IGT stock factors. Expected term represents the estimated weighted average time between grant and employee exercise. Risk free rate is based on US Treasury rates appropriate for the expected term. See Note 16.

Advertising Costs

Advertising costs are expensed as incurred. Amounts included in continuing operations totaled $34.3 million in 2012, $10.8 million in 2011, and $11.3 million in 2010.

Research and Development

R&D is expensed as incurred because our products generally reach technological feasibility shortly before distribution. Employee related costs associated with product development are included in R&D costs. Certain R&D performed for specific customers is charged to cost of revenues with the related sale.

Income Taxes

Deferred tax assets and liabilities are recorded based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when it is "more likely than not" that some or all of it would not be realized.

Our provision for income taxes includes interest, penalties and reserves for uncertain tax positions. As required, uncertain tax positions taken or expected to be taken in a tax return are recognized when it is "more likely than not" to be sustained upon examination. A recognized tax position is recorded at the largest amount of benefit that had a "greater than 50% likelihood" of being realized upon settlement. See Note 14.

Earnings Per Share

EPS is computed using the weighted average number of common and potential shares outstanding. Restricted common shares granted with non-forfeitable rights to dividends are included as participating securities under the two-class method. Net income available to these participating securities is not significant. See Note 17.

Cash and Equivalents

In addition to cash deposits at major banks, cash and equivalents include other marketable securities with original maturities of 90 days or less, primarily in US Treasury-backed money market funds.

Investment Securities

Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Trading securities are reported at fair value, with unrealized gains or losses recognized in other income (expense). See Notes 3 and 10.

Customer Receivables and Financing

Allowances for Credit Losses

Allowances for credit losses related to accounts receivable and customer financing are recorded where collectability is uncertain. The adequacy of these allowances is evaluated on a quarterly basis, with consideration for a number of applicable factors, including customers' financial condition, historical customer collection experience, receivable aging, economic conditions, legal environment, and regulatory landscape.

Customer Financing

Our customer financing portfolio is comprised of two classes, contracts and notes. Contracts include extended payment terms granted to qualifying customers for periods from one to five years and are secured by the related products sold. Notes consist of development financing loans granted to select customers to assist in the funding of new or expanding gaming facilities, generally under terms of one to seven years and are secured by the developed property and/or other customer assets. Customer financing interest income is recognized based on market rates prevailing at issuance.

One of three categories of internally assigned risk grades (low, medium, and high) are assigned to each contract or note based on a number of factors, including customer size, type, financial condition, historical collection experience, accounts aging, credit agency ratings, and other industry trade reports. The high risk category includes most of our development financing loans in new markets and customers in regions with a history of currency or economic instability, such as South America. Many of our high risk loans are performing according to contract and did not warrant an allowance. Internally assigned risk grades on each contract and note are reevaluated quarterly.

Customer financing is classified as past due when a scheduled payment is not received within 30 days of its due date. Initially, past due customer financing is collectively evaluated for impairment (general allowance). When collectability becomes uncertain, due to events and circumstances such as bankruptcy and tax or legal issues that caused an adverse change in a customer's cash flows or financial condition, the financing is individually evaluated for impairment (specific allowance). The amount of specific allowance is determined based on an evaluation of the probability of collection. All changes in the net carrying amount of customer financing is recorded to bad debt provision or impairment.

When collection is deemed unlikely (typically at 50% allowance or greater) during our quarterly review, the contract or note is placed on nonaccrual status and interest income is recognized on a cash basis. Uncollectible contracts or notes are written off when all reasonable collection efforts are exhausted and it is determined that there is minimal chance of any kind of recovery, such as a customer property closure, bankruptcy restructuring or finalization, or other conditions that severely impacted customer ability to repay amounts owed.

Inventories

Inventories are stated at the lower of cost (approximate cost determined on the first-in, first-out method) or market value. We regularly assess inventory quantities for excess and obsolescence primarily based on forecasted product demand. See Note 6.

Property, Plant and Equipment

Property, plant and equipment is depreciated down to salvage value under the straight-line method. Maintenance and repairs are expensed as incurred and improvements are capitalized. Depreciation and asset charges related to gaming operations equipment are recorded to cost of revenues. Cash proceeds from gaming operations equipment subsequently converted to a sale are reflected in investing cash flows. See Note 7.

Goodwill and Other Intangible Assets

Finite-lived intangible assets are amortized over one to 18 years, reflecting the expected pattern in which the economic benefits of the assets will be consumed based on projected usage and revenues. When the pattern of economic benefit is not determinable, amortization is recorded under the straight-line method. Factors considered when assigning useful lives include legal, regulatory, and contractual provisions, as well as the effects of product obsolescence, demand, competition, and other economic factors.

Goodwill and other intangible assets not subject to amortization are assessed for impairment annually or more often if there are indicators of impairment. Our portfolio of finite-lived intangibles is evaluated regularly to determine if changes in circumstances indicated the carrying values may not be recoverable or a change in remaining useful life is needed. Indicators that could trigger an impairment review include detrimental changes in legal and regulatory factors, market conditions, or operational performance. Impairment is measured as the amount by with the carrying value exceeded the fair value and recognized as a component of operating income.

Other Assets

Other assets are comprised of deferred licensing rights and other expenses, investments in unconsolidated affiliates, uncertain tax positions, refundable deposits, and other miscellaneous receivables.

Deferred Licensing Rights

We pay royalty and license fees for the use of third-party trade names, celebrity likenesses, content, and other IP rights. Licensing rights and deferred fees are classified as current or non-current assets based on the estimated period of expected consumption related to forecasted distribution schedules. Amortization is generally based on the actual pattern of consumption or straight-line over the contract life when a pattern is not determinable. Certain contracts for IP rights called for payments contingent upon revenues generated. Unrealizable deferred rights are charged to cost of revenues, or to R&D if the product has not been released.

Investments in Unconsolidated Affiliates

The equity method of accounting is applied to investments in unconsolidated affiliates when we exercise significant influence, but did not control financial and operating decisions. Equity earnings of our unconsolidated affiliates are included in operating income because they are integral to our business operations. Equity method losses are not material to our financial statements and presented as a component of selling, general and administrative expenses.

Strategic investments in unconsolidated affiliates are presented apart from investment securities held for a return, in non-current other assets, or current other assets if we intend to sell in less than 12 months. Investments in unconsolidated affiliates not accounted for under the equity or cost methods are recorded as available-for-sale securities at fair value. Unrealized holding gains or losses are recorded in other comprehensive income, except those hedged with designated fair value foreign currency derivatives that are recognized in other income (expense). See Note 2.

Convertible Debt Instruments

The fair value of our convertible debt (see Note 12) is estimated using similar debt instruments at issuance that did not have a conversion feature and the residual fair value is allocated to an equity component that represents the estimated fair value of the conversion feature at issuance. This guidance is applied retrospectively to all outstanding convertible debt, with an adjustment to decrease long-term debt for the unamortized balance of the recast discount.

Derivatives

We use derivative financial instruments to manage certain foreign currency exchange and interest rate risk. We execute derivative financial instruments with high credit quality counterparties and diversified our positions among such counterparties to reduce our exposure to credit losses.

Derivative financial instruments are recognized as fair value assets or liabilities. Accounting for changes in the fair value of derivatives depended on the intended use and resulting designation. We are not party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes Derivative financial instruments are recorded on a net basis with counterparties with a master netting arrangement. Unless otherwise noted, derivative gains or losses, including any ineffectiveness, are recognized in other income (expense). See Note 11.

Foreign Currency Hedging

We routinely use derivative financial instruments to minimize our market risk exposure related to monetary assets and liabilities denominated in nonfunctional foreign currencies. The primary business objective of our hedging program is to minimize the impact to earnings from changes in foreign exchange rates. These hedging instruments are subject to fluctuations in value that are generally offset by the value of the underlying exposures being hedged. Counterparties to our agreements are major commercial banks. These forward exchange contracts are not designated hedges.

Significant investments denominated in foreign currency are also hedged with forward exchange contracts to protect the US dollar value of the investment. These forward exchange contracts are designated fair value hedges. These derivative gains or losses are recorded together with the offsetting gains or losses on the change in the investment's fair value attributable to foreign currency rates. Time value is excluded from effectiveness testing.

Interest Rate Management

We use interest rate swap derivatives to diversify our debt portfolio between fixed and variable rate instruments. The amount and term of each swap is matched with all or a portion of outstanding principal and remaining term of a specific obligation. Our swaps exchanged fixed rates for variable rates without an exchange of the notional amount upon which they are based.

These swaps are designated fair value hedges because they protect against fair value changes related to interest rates on a portion of fixed rate borrowings. These derivative gains or losses are recorded together with the offsetting change in the fair value of the hedge-designated portion of fixed rate debt. Amounts receivable or payable under the swaps are net settled and recorded as a net receivable or payable with corresponding adjustments to interest expense.

Negotiated share repurchases

Share repurchases are used to increase shareholder value and to reduce outstanding share count dilution. Negotiated share repurchase transactions are used to achieve timing, cost, and volume objectives. Designed to combine the immediate share retirement benefits of a tender offer with the market impact and pricing benefits of a disciplined daily open market share repurchase program, an ASR guarantees repurchase of a large number of shares while limiting our price risk with a cap feature. The number of shares to be repurchased is generally based on the daily VWAP of our common stock during the transaction term, less a discount, subject to a cap.

Shares delivered before the transaction is closed are accounted for as treasury share repurchases that reduce the outstanding common shares used to calculate EPS. The final settlement provision is recorded as a forward contract within equity at the execution date with a zero fair value. Holdback amounts, if any, are recorded as APIC initially and reclassified to treasury stock as remaining shares are delivered. Upon final settlement, outstanding shares are adjusted to reflect the final number of shares delivered and additional amounts settled in cash from IGT, if any, are recorded to treasury stock. See Note 17.

Other Liabilities

Other liabilities are primarily comprised of uncertain tax positions, deferred revenue, customer deposits, accrued expenses, and deferred compensation.

Foreign Currency Translation and Remeasurement

For non-US dollar functional subsidiaries, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expense accounts at the average exchange rates for the year. Resulting currency translation adjustments are recorded to accumulated other comprehensive income. Remeasurement gains and losses resulting from transactions executed in non-functional currency are recorded in other income (expense).

Fair Value Measurements

Fair value has been generally defined as the price that would be received to sell an asset or paid to transfer a liability (exit price), in the principal or most advantageous market, in an orderly transaction between market participants, on the measurement date. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 - Quoted market prices in active markets for identical instruments
- Level 2 - Quoted market prices for similar instruments, using observable market based inputs or unobservable inputs corroborated by market data
- Level 3 - Unobservable inputs using our own assumptions when observable inputs are unavailable

The fair value of our financial assets and liabilities are described in more detail in Note 10, along with valuation methods and assumptions used to estimate fair value when quoted market prices are not available. Changes in assumptions or valuation methods can affect fair value estimates.

Treasury Stock Retirement

Treasury stock is periodically retired when approved by the Board of Directors. When treasury stock is retired, any excess of cost over par value is allocated between retained earnings and APIC. Amounts allocated to APIC are limited to the sum of both of the following:

- APIC arising from previous retirements and net gains on sales of treasury stock of the same
- the pro rata portion of APIC, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue. For this purpose, any remaining APIC applicable to issues fully retired (formal or constructive) is deemed to be applicable pro rata to shares of common stock

Recently Adopted Accounting Standards

Presentation of Other Comprehensive Income

At September 30, 2012, we early adopted an ASU issued in June 2011 requiring other comprehensive income to be presented with net income in one continuous statement or in a separate statement consecutively following net income. The adoption of this ASU did not have a material impact on our financial statements.

Fair Value Measurements

At the beginning of 2012, we adopted an ASU issued in January 2010 requiring separate disclosure of purchases, sales, issuances, and settlements of fair value instruments within the Level 3 reconciliation. Additionally, in our 2012 second quarter, we adopted an ASU issued in May 2011 amending fair value measurements for US GAAP and IFRS convergence. The adoption of these ASUs did not have a material impact on our financial statements. See Note 10.

Accruals for Casino Jackpot Liabilities

At the beginning of 2012, we adopted an ASU issued in April 2010, clarifying that jackpot liabilities should not be accrued before they are won if the payout can be avoided. This ASU did not have a material impact on our financial statements.

Recently Issued Accounting Standards or Updates—Not Yet Adopted

Qualitative Impairment Assessment for Goodwill and Other Indefinite-Lived Intangibles

In September 2011, the FASB issued an ASU to simplify the annual goodwill impairment test by allowing an entity to first assess qualitative factors, considering the totality of events and circumstances, to determine that there is a greater than 50% likelihood that the carrying amount of a reporting unit is less than its fair value. If so, then the two-step impairment test is not required. In July 2012, the FASB issued an ASU to simplify the impairment testing for other indefinite-lived intangibles in a similar fashion. Both ASUs will be effective for our 2013 first quarter and is not expected to have a material impact on our financial statements.

Offsetting Assets and Liabilities

In December 2011, the FASB issued an ASU to require new disclosures associated with offsetting financial instruments and derivative instruments on the balance sheet that will enable users to evaluate the effect on an entity's financial position. This ASU will be effective for our 2014 first quarter and is not expected to have a material impact on our financial statements.

2. VARIABLE INTERESTS AND AFFILIATES

Variable Interest Entities

New Jersey Trusts

New Jersey regulation requires that annuitized WAP jackpot payments to winners be administered through an individual trust set up for each WAP system. These trusts are VIEs and IGT is the primary consolidating beneficiary, because these VIE trusts are designed for the sole purpose of administering jackpot payments for IGT WAP winners and IGT guarantees all liabilities of the trusts. The assets of these consolidated VIEs can only be used to settle trust obligations and have been segregated on our balance sheet.

The consolidation of these VIEs primarily increases jackpot liabilities and related assets, as well as interest income and equivalent offsetting interest expense. Consolidated VIE trust assets and equivalent liabilities totaled $58.9 million at September 30, 2012 and $69.7 million at September 30, 2011.

Latin America Distributor

In March 2012, we contracted with a third party distributor in Latin America to sell IGT products. The distributor is a VIE as it is unable to finance its activities without additional support from IGT; however, the distributor was not consolidated because IGT does not have contractual or implied control. Under the agreement, our maximum exposure consists of note financing of $0.8 million provided for operating costs and contract financing under a revolving line of credit of $13.0 million for IGT product purchases. We recognized $4.4 million in revenues related to this distributor for the year ended September 30, 2012. Contracts and notes receivable due from this distributor totaled $7.0 million as of September 30, 2012, $2.9 million current and $4.1 non-current.

Investments in Unconsolidated Affiliates

China LotSynergy Holdings, Ltd.

Convertible Notes Receivable

In May 2007, we entered into a strategic business arrangement with CLS to explore opportunities in the China lottery market. As part of this arrangement, we invested $72.0 million, including transaction costs, in a 4% zero-coupon unsecured convertible note issued by CLS due May 31, 2015.

In September 2010, we modified our China strategy, reduced the outstanding note, accelerated payments due IGT, and eliminated restrictions on IGT's ability to sell CLS shares. The original note was redeemed for an immediate cash payment of $39.8 million and a new non-interest bearing convertible note of HK$166.3 million

($21.4 million) due in two installments of HK$95.0 million ($12.2 million) due September 27, 2011, which was received, and HK$71.3 million ($9.2 million) due on May 12, 2012. When redeemed, the original note had an accreted value of $80.7 million and we recognized a loss of $20.5 million.

The new note was partially or wholly convertible in increments of HK$10.0 million at an initial conversion price of HK$0.96 per CLS share. At September 30, 2011, this conversion option did not qualify as a freestanding derivative to be accounted for separately from the note. An initial discount of $2.9 million was recorded for the imputed market interest rate of 11.55% that is amortizing to interest income over the 20-month life. The adjusted cost of the note was $8.7 million and the fair value was $8.9 million at September 30, 2011.

This default put was accounted for separately as a noncurrent freestanding derivative. The fair value of the default put was $0.4 million at September 30, 2011 and $2.6 million at September 30, 2010.

In May 2012, we received final payment of $9.2 million on our CLS convertible note and all related derivatives were adjusted to zero. See Note 10 and 11 for additional information about related fair value assumptions and derivatives.

Stock

As part of the May 2007 arrangement with CLS, we invested $33.6 million, including transaction costs, for approximately 5% of the outstanding ordinary shares of CLS, a public company listed on the Growth Enterprise Market of the Hong Kong Exchange. In September 2008, we recorded an "other-than-temporary" impairment loss of $21.4 million due to an extended decline in market value and uncertainties related to business conditions surrounding new regulations.

In September 2010, we modified our arrangement with CLS to eliminate restrictions on our ability to sell our CLS shares, which were then reclassified to current other assets. During 2011, we sold our CLS stock investment for net proceeds of $16.5 million and recognized a gain of $4.3 million.

Joint Ventures

IGT and CLS formed two 50/50 joint ventures: IGT Synergy Holding Ltd. in September 2007 to explore China Welfare Lottery opportunities and Asiatic Group Ltd. in September 2009 for bingo and electronic lottery games, which was terminated in September 2010. Under the equity method, we recorded joint venture losses of $0.4 million in 2011, and $0.5 million in 2010. At September 30, 2012, $7.1 million remains accrued for our unconditional capital commitment to IGT Synergy Holding Ltd.

3. INVESTMENT SECURITIES

During 2010, we sold our remaining portfolio of auction rate securities for a net gain of $0.3 million and held no investment securities at September 30, 2012.

4. RECEIVABLES

See Note 1 for information about our receivables accounting policies.

Allowances For Credit Losses

September 30,	2012	2011	2010
Accounts Receivable:			
Beginning balance	$ 17.6	$ 24.6	$ 23.4
Charge-offs	(2.8)	(10.7)	(5.5)
Recoveries	1.1	0.1	0.6
Provisions	3.2	3.6	6.1
Ending balance	$ 19.1	$ 17.6	$ 24.6
Customer Financing:			
Beginning balance	$ 71.4	$ 78.4	$ 33.2
Charge-offs	(10.4)	(9.3)	(8.2)
Recoveries	-	-	0.6
Provisions	11.8	2.3	52.8
Ending balance	$ 72.8	$ 71.4	$ 78.4
Current	$ 51.6	$ 41.7	$ 39.8
Non-current	$ 21.2	$ 29.7	$ 38.6

Other Customer Financing Information

Estimated future collections	2013	2014	2015	2016	2017	Thereafter	Total
Notes	$ 40.5	$ 20.6	$ -	$ -	$ -	$ -	$ 61.1
Contracts	177.7	77.2	38.7	2.3	0.5	-	296.4
	$ 218.2	$ 97.8	$ 38.7	$ 2.3	$ 0.5	$ -	$ 357.5

September 30,	2012	2011
Recorded Investment *principal and interest due, net of deferred interest and fees of $8.1 in 2012 and $11.6 in 2011*		
Individually evaluated for impairment	$ 123.2	$ 104.2
Collectively evaluated for impairment	307.1	260.7
Total	$ 430.3	$ 364.9
Allowances for Credit Losses		
Individually evaluated for impairment	$ 59.9	$ 58.6
Collectively evaluated for impairment	12.9	12.8
Total	$ 72.8	$ 71.4

Age Analysis of Recorded Investment	**September 30, 2012**			**September 30, 2011**		
	Contracts	Notes	Total	Contracts	Notes	Total
Past Due:						
1-29 days	$ 6.6	$ -	$ 6.6	$ 5.3	$ 2.0	$ 7.3
30-59 days	6.0	1.4	7.4	2.0	1.8	3.8
60-89 days	1.4	1.4	2.8	1.2	1.8	3.0
Over 90 days	6.3	40.0	46.3	6.3	31.0	37.3
Total past due	$ 20.3	$ 42.8	$ 63.1	$ 14.8	$ 36.6	$ 51.4
Total current [1]	288.1	79.1	367.2	188.1	125.4	313.5
Grand total	$ 308.4	$ 121.9	$ 430.3	$ 202.9	$ 162.0	$ 364.9
Over 90 days and accruing interest	$ 1.4	$ 0.3	$ 1.7	$ 2.6	$ 0.1	$ 2.7
Nonaccrual status (not accruing interest)	13.8	75.0	88.8	24.2	84.0	108.2

[1] *includes impaired Alabama notes of $35.0 million in 2012 and $48.8 million in 2011*

Recorded Investment by Credit Quality Indicator Using Credit Profile by Internally Assigned Risk Grade

	September 30, 2012			**September 30, 2011**		
	Contracts	Notes	Total	Contracts	Notes	Total
Low	$ 87.8	$ -	$ 87.8	$ 43.9	$ -	$ 43.9
Medium	68.3	0.2	68.5	25.8	0.3	26.1
High [2]	152.3	121.7	274.0	133.2	161.7	294.9
Total recorded investment	$ 308.4	$ 121.9	$ 430.3	$ 202.9	$ 162.0	$ 364.9

[2] *includes impaired Alabama notes receivable of $75.0 million in 2012 and $84.0 million in 2011*

Impaired loans	**September 30, 2012**			**September 30, 2011**		
	Contracts	Notes	Total	Contracts	Notes	Total
Recorded investment	$ 2.5	$ 75.0	$ 77.5	$ 5.2	$ 84.0	$ 89.2
Unpaid principal face	2.5	75.0	77.5	5.1	85.2	90.3
Related allowance	1.4	58.5	59.9	2.8	55.8	58.6
Average recorded investment	3.9	79.5	83.4	8.8	87.6	96.4
Interest income recognized on impaired loans:						
Quarter-to-date						
Total	$ -	$ -	$ -	$ 0.2	$ -	$ 0.2
Cash-basis	-	-	-	-	-	-
Year-to-date						
Total	$ -	$ -	$ -	$ 0.7	$ 0.3	$ 1.0
Cash-basis	-	-	-	-	0.3	0.3

5. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and equivalents, investments, and receivables. We place short-term investments in high credit quality financial institutions and in short-duration high-quality securities. With the exception of US Government and Agency securities, our short-term investment policy limits the amount of credit exposure in any one financial institution, industry group, or type of investment. Cash on deposit may be in excess of Federal Deposit Insurance Corporation limits.

Receivables By Legal Gaming Region At September 30, 2012			
Nevada	11 %		
Canada	10	Argentina	21 %
New Jersey	4	Europe	7
Oklahoma	4	Australia	5
California	4	Mexico	4
Other (less than 4% individually)	22	Other (less than 4% individually)	8
North America	55 %	**International**	45 %

6. INVENTORIES

September 30,	2012	2011
Raw materials	$ 48.8	$ 44.1
Work-in-process	2.4	2.4
Finished goods	41.7	26.5
Total	$ 92.9	$ 73.0

7. PROPERTY, PLANT AND EQUIPMENT

September 30,	2012	2011	Useful Lives
			(years)
Land	$ 62.7	$ 62.6	
Buildings	236.7	232.8	40
Leasehold improvements	15.3	17.3	1-10
Machinery, furniture and equipment	287.9	248.6	3-10
Gaming operations equipment	813.5	812.9	2-5
Total	1,416.1	1,374.2	
Less accumulated depreciation	(860.4)	(822.1)	
Property, plant and equipment, net	$ 555.7	$ 552.1	

8. GOODWILL AND OTHER INTANGIBLES

Goodwill

Activity By Segment	North America	International	Total
2011			
Beginning balance	$ 1,042.8	$ 108.8	$ 1,151.6
Acquisitions (see Note 20)	-	90.1	90.1
Disposition (See Note 21)	-	(2.6)	(2.6)
Foreign currency/purchase price adjustments	-	(7.7)	(7.7)
Ending balance	1,042.8	188.6	1,231.4
2012			
Acquisitions (see Note 20)	232.8	-	232.8
Foreign currency	-	5.5	5.5
Ending balance	$ 1,275.6	$ 194.1	$ 1,469.7

Other Intangibles

2012 Additions	Business Combinations (See Note 20)	Other Additions	Weighted Average Life (Years)
Patents (including capitalized legal costs)	$ -	$ 1.3	4
Developed technology	51.8	-	6
Contracts	-	0.2	1
Reacquired rights	-	1.3	2
Customer relationships	47.3	-	4
Trademarks	10.9	-	5
Total	$ 110.0	$ 2.8	

Ending Balances	September 30, 2012			September 30, 2011		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Patents	$ 379.6	$ 310.7	$ 68.9	$ 382.8	$ 270.5	$ 112.3
Developed technology	131.9	68.3	63.6	86.9	54.0	32.9
Contracts	23.9	21.1	2.8	25.5	19.5	6.0
Reacquired rights	14.7	3.5	11.2	13.4	2.1	11.3
Customer relationships	61.1	23.9	37.2	14.2	6.9	7.3
Trademarks	12.5	2.8	9.7	2.1	1.5	0.6
Total	$ 623.7	$ 430.3	$ 193.4	$ 524.9	$ 354.5	$ 170.4

Aggregate Amortization	Actual			Estimated				
	2010	2011	2012	2013	2014	2015	2016	2017
	$51.3	$49.1	$62.9	$60.6	$52.2	$37.1	$22.8	$10.3

9. JACKPOT INVESTMENTS AND LIABILITIES

See Note 10 for Information about carrying values, fair values and unrealized gains and losses.

Jackpot Investments

As of September 30, 2012, these securities mature through 2037, with accreted interest, as follows:

Within 1 year	2-5 years	6-10 years	Thereafter	Total
$ 60.2	$ 194.5	$ 130.6	$ 78.1	$ 463.4

Jackpot Liabilities

September 30,	2012	2011
Payments due previous winners	$ 466.4	$ 520.6
Payments due future winners	120.9	111.1
Unamortized discounts	(106.3)	(123.3)
Total jackpot liabilities	$ 481.0	$ 508.4

Future jackpot payments due	2013	2014	2015	2016	2017	Thereafter	Total
Previous winners	$ 63.0	$ 55.7	$ 51.9	$ 46.8	$ 39.9	$ 209.1	$466.4
Future winners	89.4	13.0	0.9	0.9	0.9	15.8	120.9

10. FAIR VALUE MEASUREMENTS

Financial Assets (Liabilities) Carried at Fair Value

	Fair Value	Level 1	Level 2	Level 3
September 30, 2012				
Money market funds	$ 77.0	$ 77.0	$ -	$ -
Derivative assets	118.2	-	118.2	-
Derivative liabilities	(119.7)	-	(119.7)	-
Acquisition contingent consideration payable	(116.4)	-	-	(116.4)
September 30, 2011				
Money market funds	$ 76.9	$ 76.9	$ -	$ -
Investments in unconsolidated affiliates	9.3	-	-	9.3
Derivative assets	90.8	-	90.8	-
Derivative liabilities	(93.2)	-	(93.2)	-

Valuation Techniques and Balance Sheet Presentation

Money market funds were primarily money market securities valued based on quoted market prices in active markets.

Derivative assets and liabilities were valued using quoted forward pricing from bank counterparties, LIBOR credit default swap rates for non-performance risk, and net settlement amounts where appropriate. These are presented primarily as components of other assets, other liabilities, and notes payable. See Note 11.

Acquisition contingent consideration payable related to DoubleDown reaching certain earnings targets was valued with a DCF model applied to the expected payments determined based on probability-weighted internal earnings projections. We applied a rate of probability (10% - 80%) to each scenario, as well as a risk-adjusted discount rate of 19%, to derive the estimated fair value at September 30, 2012. Changes in the projections and/or the probabilities are the most significant assumptions and result in directionally similar changes in the fair value. Discount rate changes cause a directionally opposite change in the fair value. Acquisition contingent consideration payable was presented as a component of other liabilities, $42.8 million current and $73.6 million noncurrent. An increase of $16.4 million to the payable fair value was recorded during the fourth quarter to contingent acquisition related costs on the income statement along with $14.6 million of accrued retention plan compensation. Changes in fair value were primarily due to the time-value of money and updated probability-weighted internal earnings projections. See Note 20.

Reconciliation of Items Carried at Fair Value Using Significant Unobservable Inputs (Level 3)

Years Ended September 30,	2012		2011	2010	
	Investments in Unconsolidated Affiliates	Acquisition Contingent Consideration Payable	Investments in Unconsolidated Affiliates	Investments in Unconsolidated Affiliates	Investments in ARS and Put Rights
Beginning balance	$ 9.3	$ -	$ 21.3	$ 78.4	$ 21.3
Gain (loss) included in:					
Other income (expense) - other	(0.7)	-	(2.1)	(19.5)	0.3
Other comprehensive income	-	-	0.1	(0.7)	-
Issuances	-	(88.9)	-	-	-
Accretion (interest and fair value adjustment)	0.6	(27.5)	2.2	3.0	-
Settlements	(9.2)	-	(12.2)	(39.9)	(21.6)
Ending balance	$ -	$ (116.4)	$ 9.3	$ 21.3	$ -
Net change in unrealized gain (loss) included in earnings related to instruments still held	$ -	$ -	$ (2.1)	$ (19.5)	$ -

Financial Assets (Liabilities) Not Carried at Fair Value

	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Unrealized Gain (Loss)
September 30, 2012						
Jackpot investments	$ 355.9	$ 422.0	$ 422.0	$ -	$ -	$ 66.1
Contracts & notes receivable	357.5	353.5	-	-	353.5	(4.0)
Jackpot liabilities	(481.0)	(503.0)	-	-	(503.0)	(22.0)
Debt	(1,726.9)	(1,955.4)	(1,815.4)	(140.0)	-	(228.5)
September 30, 2011						
Jackpot investments	$ 387.8	$ 458.9	$ 458.9	$ -	$ -	$ 71.1
Contracts & notes receivable	293.5	294.6	-	-	294.6	1.1
Jackpot liabilities	(508.4)	(521.6)	-	-	(521.6)	(13.2)
Debt	(1,553.1)	(1,879.5)	(1,879.5)	-	-	(326.4)

Valuation Techniques and Balance Sheet Presentation

Jackpot investments were valued based on quoted market prices.

Contracts and notes receivable were valued using DCF, incorporating expected payments and market interest rates relative to the credit risk of each customer (low 7.5%, medium 8%, high 9.5% - 11%). Credit risk is determined on a number of factors, including customer size, type, financial condition, historical collection experience, account aging, and credit ratings derived from credit reporting agencies and other industry trade reports. Contracts are secured by the underlying assets sold and notes are secured by the developed property and/or other assets. The high risk category includes most of our development financing loans in new markets and customers in regions with a history of currency or economic instability, such as South/Central America. See Notes 4 and 5.

Jackpot liabilities were valued using DCF, incorporating expected future payment timing, estimated funding rates based on the treasury yield curve, and IGT's nonperformance credit risk. Expected annuity payments over 1-25 years (average 10 years) were discounted using the 10-year treasury yield curve rate (1.64%) for the estimated funding rate and the 10-year credit default swap rate (1.74%) for nonperformance risk. The present value (carrying value) of the expected lump sum payments were discounted using the 3-month treasury yield curve rate (.09%) with the 1-year credit default swap rate (.42%) for the current amounts and the 1-year treasury yield curve rate (.16%) with the 2-year credit default swap rate (.72%) for noncurrent amounts. Significant increases (decreases) in any of these inputs in isolation would result in a lower (higher) fair value measurement. Generally, changes in the estimated funding rates do not correlate with changes in nonperformance credit risk.

The majority of our debt was level 1 and valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in an active market. Outstanding borrowings under our revolving credit facility were level 2 and fair value was determined using DCF of expected payments at current borrowing rates. Carrying values in the table excluded swap adjustments and equity components of convertible debt.

Level 3 Valuation Process

Our valuation policies and procedures are determined by the Accounting Department, which ultimately reports to the Chief Financial Officer, in coordination with appropriate business asset owners and third-party valuation services when needed. Changes in fair value and methods for calibration, back testing, and other testing procedures of pricing models are evaluated through analytical review by managers of the responsible Accounting Department quarterly, by the Global Controller at inception and periodically with significant changes. Material valuations are discussed with the Audit Committee at inception and periodically if changes are significant or if impairment charges are recorded. Third-party information is evaluated for consistency with the FASB ASC for fair value measurement through analytical review and in-depth discussions with a variety of valuation experts.

Unobservable inputs are used only to the extent that observable inputs are not available and reflect management assumptions that cannot be corroborated with observable market data about what market participants would use in pricing the asset or liability, including assumptions about risk. Our unobservable inputs consist primarily of expected cash flows, stock price volatility, and other rates derived through extrapolation or interpolation. These inputs are developed based on the best information available, including trends deduced from available historical information and future expectations, using company specific data and market or industry published data. These inputs are validated for reasonableness by analytic comparison to other relevant valuation statistics whenever possible. Unobservable inputs depend on the facts and circumstances specific to a given asset or liability and require significant professional judgment.

11. FINANCIAL DERIVATIVES

Foreign Currency Hedging

The notional amount of foreign currency contracts hedging our exposure related to monetary assets and liabilities denominated in nonfunctional currency totaled $34.1 million at September 30, 2012 and $13.9 million at September 30, 2011.

In May 2007, we executed five-year forward contracts designated as fair value hedges to protect a portion of the US dollar value of our Hong Kong dollar investment in the CLS convertible note. See Note 2. In conjunction with the early redemption of this CLS investment negotiated in September 2010, we executed additional contracts which effectively reduced the cumulative amount of forward contracts. These contracts were terminated in May 2012 with the final payment received on the CLS convertible note.

Interest Rate Management

In conjunction with our 7.5% Bonds issued in June 2009, we executed $250.0 million notional value of interest rate swaps that exchange 7.5% fixed interest payments for variable rate interest payments, at one-month LIBOR plus 342 bps, reset two business days before the 15th of each month. In April 2011, we additionally executed $250.0 million notional value interest rate swaps that exchange the remaining fixed interest payments on these bonds for variable rate interest payments, based on six-month LIBOR plus 409 bps, reset in arrears two business days before June 15 and December 15 each year. All of these swaps terminate on June 15, 2019.

In conjunction with our 5.5% Bonds issued in June 2010, we executed $300.0 million notional value of interest rate swaps that terminate on June 15, 2020. These swaps effectively exchange 5.5% fixed interest payments for variable rate interest payments, based on the six-month LIBOR plus 186 bps, reset in arrears two business days before June 15 and December 15 each year. These swaps terminate on June 15, 2020.

All of our interest rate swaps are designated fair value hedges against changes in the fair value of a portion of their related bonds. Net amounts receivable or payable under our swaps settle semiannually on June 15 and December 15. Our assessments have determined that these interest rate swaps are highly effective.

Presentation of Derivative Amounts

Balance Sheet Location and Fair Value at September 30,	2012	2011
Non-designated Hedges		
Foreign currency contracts: Other assets and deferred costs (current)	$ 0.1	$ 0.4
Foreign currency contracts: Other accrued liabilities	0.2	-
Designated Hedges		
Interest rate swaps: Other assets and deferred costs (noncurrent)	118.1	90.4
Interest rate swaps: Long-term debt	119.5	93.2

Income Statement Location and Gain (loss) For Fiscal Years	2012	2011	2010
Non-designated Hedges			
Foreign currency contracts: Other income (expense)	$ 0.5	$ 2.6	$ (1.5)
Designated Hedges			
Foreign currency contracts: Other income (expense)	$ -	$ -	$ 0.2
Interest rate swap - ineffectiveness: Other income (expense)	1.5	(2.9)	0.4
Interest rate swap - effectiveness: Interest expense	24.5	22.1	12.4

12. CREDIT FACILITIES AND INDEBTEDNESS

Total Outstanding debt

September 30,	2012	2011
Credit facilities	$ 140.0	$ -
3.25% Convertible Notes	850.0	850.0
7.5% Bonds	500.0	500.0
5.5% Bonds	300.0	300.0
Total principal debt obligations	**1,790.0**	**1,650.0**
Discounts:		
3.25% Convertible Notes	(60.0)	(93.5)
7.5% Bonds	(2.1)	(2.3)
5.5% Bonds	(1.0)	(1.1)
Swap fair value adjustments:		
7.5% Bonds	77.0	61.8
5.5% Bonds	42.5	31.4
Total outstanding debt, net	**$ 1,846.4**	**$ 1,646.3**

Expected principal payments	2013	2014	2015	2016	2017	Thereafter	Total
	$ -	$ 850.0	$ -	$ 140.0	$ -	$ 800.0	$ 1,790.0

IGT was compliant with all covenants and embedded features required no bifurcation at September 30, 2012.

Credit Facilities

At September 30, 2012, $140.0 million was outstanding under our domestic credit facility, $587.7 million was available, and $22.3 million was reserved for letters of credit and performance bonds. Subject to lenders' discretion, we may increase the facility size by an additional $250.0 million at any time during its term. At maturity on April 14, 2016, all amounts outstanding will be immediately due and payable.

Interest rates and facility fees are based on our public debt ratings or our Net Funded Debt to EBITDA ratio (debt minus unrestricted cash and investments in excess of $150.0 million), whichever is more favorable to IGT. At September 30, 2012 our interest rate was LIBOR plus 122.5 bps on borrowings with a facility fee of 27.5 bps.

Our domestic credit facility carries no limitations on share repurchases or dividend payments, presuming no default. Our facility includes the following covenants (all terms as defined per the facility):

- a minimum ratio of 3.0 adjusted EBITDA to interest expense (interest coverage ratio)
- a maximum ratio of 3.5 for net funded debt to adjusted EBITDA (net funded debt leverage ratio)
- certain restrictions on our ability to:
    - pledge the securities of our subsidiaries
    - permit our subsidiaries to incur or guaranty additional debt, or enter into swap agreements
    - incur liens
    - merge with or acquire other companies, liquidate or dissolve
    - sell, transfer, lease or dispose of all or substantially all assets
    - change the nature of our business

The facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including failure to make timely principal and interest payments or satisfy the covenants. An event of default, if not cured, could cause the entire outstanding borrowings under the credit facility to become immediately due and payable, lenders may cease making loans and/or terminate commitments, and cross default provisions may be triggered in other debt issuances.

Our foreign credit facility in Australia was terminated in April 2012.

3.25% Convertible Notes

On May 11, 2009, we issued $850.0 million aggregate principal amount of Notes, in a private placement for net proceeds of $822.5 million, after deferred offering costs of approximately $27.5 million, which will be amortized to interest expense over the Note term. Interest is payable semiannually on May 1 and November 1, beginning November 1, 2009. Proceeds from the Notes (net of amounts used for the separate note hedge transactions and funds provided by the separate warrant transactions described below) were used to reduce outstanding borrowings under our revolving domestic credit facility.

The Notes are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The Notes rank junior to all existing and future subsidiary liabilities, including trade payables. The Notes mature on May 1, 2014, unless repurchased earlier by IGT or converted. The Notes are not redeemable at IGT's option before maturity, except in certain circumstances relating to applicable gaming authority regulations.

Each $1,000 Note is initially convertible into 50.0808 shares of IGT Common Stock, representing a conversion price of $19.97 per share. Upon conversion, a holder will receive cash up to the aggregate principal amount of each Note and shares of our common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture.

The Notes are convertible under any of the following circumstances:

- during any fiscal quarter ending after September 30, 2009 (and only during such fiscal quarter), if the closing price of our common stock for at least 20 trading days in the last 30 trading day period of the immediately preceding fiscal quarter is more than 130% of the conversion price on the last trading day of the preceding fiscal quarter
- if specified corporate transactions occur as described further in the indenture
- at any time on or after February 1, 2014 until the close of business on the second scheduled trading day immediately preceding May 1, 2014

Holders who convert their Notes in connection with a make-whole adjustment event, as defined in the indenture, may be entitled to a premium increase in the conversion rate. Upon the occurrence of a fundamental change, as defined in the indenture, such as certain mergers and acquisitions of our common stock or liquidation, holders have the option to require IGT to repurchase their Notes at a purchase price equal to 100% of the principal, plus accrued and unpaid interest.

The conversion option component of $99.7 million was recorded as a debt discount against equity and the effective nonconvertible interest rate was 8.7% on the liability component. The elements of interest expense are reflected in the table below.

Years Ended September 30,	2012	2011	2010
Contractual interest expense	$ 27.5	$ 27.5	$ 27.5
Discount amortization	33.4	30.6	28.0
Remaining discount amortization period	1.6 years		

Note Hedges and Warrant Transactions

Concurrent with the issuance of our Notes, we purchased separate note hedges and sold warrants, which effectively serve to reduce the potential future dilution associated with Note conversions and increase the initial Note conversion price to $30.14 per share. The call option in the note hedges has a strike price equal to the conversion price of the Notes, and the warrants have a higher strike price of $30.14 per share that serves to cap the amount of dilution protection provided. The warrants together with the note hedges create a capped call position on the shares underlying the Notes.

If our share price is above $19.97 upon conversion of the Notes, the note hedges will automatically neutralize the impact to share dilution, because IGT will receive shares under the note hedges exercised equal to the shares IGT must deliver to the Note holders. If our share price is above $30.14, upon exercise of the warrants

IGT will deliver shares to the counterparties in an amount equal to the excess of our share price over $30.14. A 10% increase in our share price above $30.14 would result in the issuance of 3.9 million incremental shares upon exercise of the warrants. As our share price continues to increase, additional dilution would occur at a declining rate.

Prior to conversion or exercise, the Notes and warrants could have a dilutive effect on our earnings per share to the extent the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The note hedges are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive. The market price condition for convertibility of our Notes was not met and there were no related note hedges or warrants exercised at September 30, 2012.

The note hedges and warrants were separate transactions apart from the Notes, and Note holders have no rights with respect to these separate transactions. The note hedges and warrants are considered indexed to IGT common stock, require net-share settlement, and met all criteria for equity classification at inception and at September 30, 2012. Accordingly, the note hedges cost of $177.3 million, net of deferred taxes of $65.5 million, and $66.8 million received for the warrants were recorded as adjustments to shareholders' equity. Subsequent changes in fair value have not been recognized as the note hedges and warrants continued to meet the criteria for equity classification at September 30, 2012.

Note Hedges

We paid an aggregate amount of $177.3 million to certain initial Note holders or their affiliates (note hedge counterparties/dealers) for note hedges with terms substantially similar to the embedded conversion options in the Notes. The note hedges cover, subject to anti-dilution and certain other customary adjustments substantially similar to those in the Notes, approximately 42.6 million shares of our common stock at a strike price of $19.97, which corresponds to the initial conversion price of the Notes.

The note hedges exercise automatically upon Note conversions and require the counterparty to deliver shares to IGT equal to the shares required to be delivered by IGT to the Note holder for the excess conversion value. The note hedges expire upon the earlier of the last day the Notes remain outstanding or the second scheduled trading day immediately preceding the maturity of the Notes on May 1, 2014.

Warrants

IGT received an aggregate amount of $66.8 million from the note hedge counterparties/dealers for the sale of rights to receive approximately 42.6 million shares of common stock underlying the Notes, subject to anti-dilution and certain other customary adjustments, at a strike price of $30.14 per share. Subject to certain adjustments, a maximum of 72.6 million shares may be delivered under the warrants.

The warrants are automatically exercised on their specified expiration dates that occur over a period of time ending in November 2014. If the volume weighted average share price of our common stock, as defined in the warrants (VWAP), exceeds the strike price of the warrants, IGT will deliver to the counterparties shares equal to the spread between the VWAP on the date of exercise or expiration and the strike price. If the VWAP is less than the strike price, neither party is obligated to deliver anything to the other.

7.5% Bonds

On June 15, 2009, we issued $500.0 million aggregate principal amount of 7.5% Bonds due 2019, under our March 2009 shelf registration statement and June 11, 2009 prospectus supplement, to certain underwriters pursuant to an underwriting agreement dated June 10, 2009. We received net proceeds of $493.3 million after a discount of $2.7 million and deferred offering costs of approximately $4.0 million, both of which will be amortized to interest expense over the 7.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2009. We used the net proceeds from the 7.5% Bonds to fund the redemption of a portion of our Debentures put to us in December 2009.

The 7.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 7.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 7.5% Bonds mature on June 15, 2019, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium as described further in the indenture.

The 7.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets
- require us to grant a lien on equity interests if certain downgrades by rating agencies occur

The 7.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 7.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 7.5% Bonds due 2019 are described in Note 11.

5.5% Bonds

On June 8, 2010, we issued $300.0 million aggregate principal amount of 5.5% Bonds due 2020, under our March 2009 shelf registration statement and June 3, 2010 prospectus supplement pursuant to an underwriting agreement dated June 3, 2010. We received net proceeds of $295.7 million after a discount of $1.3 million and deferred offering costs of approximately $3.0 million, both of which will be amortized to interest expense over the 5.5% Bond term. Interest is payable semiannually on June 15 and December 15, beginning December 15, 2010. Net proceeds from the 5.5% Bonds were used to reduce outstanding amounts under our domestic credit facility.

The 5.5% Bonds are general unsecured obligations of IGT, ranking equal with all existing and future unsecured and unsubordinated obligations. The 5.5% Bonds rank junior to all existing and future liabilities, including trade payables, of our subsidiaries. The 5.5% Bonds mature on June 15, 2020, unless IGT redeems them earlier by paying the holders 100% of the principal amount plus a make-whole redemption premium.

The 5.5% Bonds contain covenants which may, in certain circumstances:

- restrict our ability to incur additional debt
- limit our ability to enter into sale and leaseback transactions
- restrict our ability to sell, transfer, lease or dispose of substantially all assets
- require us to grant a lien on equity interests if certain downgrades by rating agencies occur

The 5.5% Bonds specify a number of events of default (some of which are subject to applicable grace or cure periods), including the failure to make timely principal and interest payments or satisfy the covenants. Upon the occurrence of an event of default under the 5.5% Bonds, the outstanding amounts may become immediately due and payable.

Interest rate swaps executed in conjunction with our 5.5% Bonds due 2020 are described in Note 11.

Shelf Registration

In March 2012, we filed a shelf registration statement with the SEC which allows us to issue debt securities, in one or more series, from time to time in amounts, at prices and on terms determined at the time of offering.

2.6% Convertible Debentures

On December 15, 2009, Debentures of $701.2 million aggregate principal were tendered under the holders' put option and accepted by IGT for payment. On February 4, 2010, IGT completed final redemption of the remaining $5.8 million aggregate outstanding principal of Debentures.

The conversion option component of $43.7 million was recorded as a debt discount against equity and the effective nonconvertible interest rate was 6.2% on the liability component. The elements of interest expense included in other income (expense) are reflected in the table below.

Years Ended September 30,	2012	2011	2010
Contractual interest expense	$ -	$ -	$ 3.8
Discount amortization	-	-	2.7

13. CONTINGENCIES

Litigation

From time to time, in the normal course of its operations, the Company is a party to litigation matters and claims. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. The Company expenses legal fees as incurred. The Company records a provision for contingent losses when it is both probable that a liability will be incurred and the amount or range of the loss can be reasonably estimated. Except as otherwise stated below, we have concluded that we cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, for each specific matter disclosed below. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Company's operations or its financial position, liquidity or results of operations.

Bally

2004 Federal District Court of Nevada

On December 7, 2004, IGT filed a complaint in US District Court for the District of Nevada, alleging that defendants Alliance Gaming Corp., Bally Gaming Int'l, Inc., and Bally Gaming, Inc. infringed six US patents held by IGT: US Patent Nos. 6,827,646; 5,848,932; 5,788,573; 5,722,891; 6,712,698; and 6,722,985. On January 21, 2005, defendants filed an answer denying the allegations in the complaint and raising various affirmative defenses to IGT's asserted claims. Defendants also asserted fourteen counterclaims against IGT, including counterclaims for a declaratory judgment of non-infringement, invalidity, and unenforceability of the asserted patents, and for antitrust violations and intentional interference with prospective business advantage. IGT successfully moved for partial summary judgment on defendants' counterclaims for intentional interference with prospective business advantage and defendants' antitrust allegations related to the gaming machine market. IGT denied the remaining allegations.

On May 9, 2007, the Court issued an order construing disputed terms of the asserted patent claims. On October 16, 2008, the Court issued summary judgment rulings finding certain of IGT's patents, including patents that IGT believes cover bonus wheel gaming machines, invalid as obvious. The rulings also found that Bally was not infringing certain patents asserted by IGT. Bally's antitrust and unfair competition counterclaims remained pending. On November 7, 2008, the Court issued an order staying the proceedings and certifying the summary judgment and claim construction rulings for immediate appeal. On December 1, 2008, IGT appealed the rulings to the US Court of Appeals for the Federal Circuit. On October 22, 2009, the Federal Circuit affirmed the District Court's summary judgment rulings.

On December 7, 2009, Bally filed a motion to lift the stay and schedule a trial on the remaining issues. At a February 1, 2010 hearing on the motion, the Court indicated that it would revisit earlier motions for summary judgment on the issues not addressed on appeal, including IGT's motions for summary judgment on Bally's antitrust and unfair competition counterclaims. On November 29, 2010, the Court granted summary judgment in favor of IGT on all antitrust and unfair competition counterclaims by Bally and dismissed all other remaining claims. Bally has appealed the grant of summary judgment.

2006 Federal District Court of Delaware

On April 28, 2006, IGT filed a complaint in US District Court for the District of Delaware, alleging that defendants Bally Technologies, Inc., Bally Gaming Int'l, Inc., and Bally Gaming, Inc. infringed nine US patents held by IGT: US Patent Nos. RE 38,812; RE 37,885; 6,832,958; 6,319,125; 6,244,958; 6,431,983; 6,607,441; 6,565,434; and 6,620,046. The complaint alleged that the "BALLY POWER BONUSING™" technology infringed one or more of the claims of the asserted IGT patents. On June 30, 2006, defendants filed an answer denying the allegations in the complaint and raising various affirmative defenses to IGT's asserted claims. Defendants also asserted twelve counterclaims against IGT, including counterclaims for a declaratory judgment of non-infringement, invalidity, and unenforceability of the asserted patents, antitrust violations, unfair competition, and intentional interference with prospective business advantage. IGT denied these allegations. Pursuant to stipulation of the parties, all claims and counterclaims, except those relating to US Patent Nos. RE 37,885 ("the '885 patent"), RE 38,812 ("the '812 patent"), and 6,431,983 ("the '983 patent"), were dismissed. All proceedings relating to Bally's antitrust, unfair competition, and intentional interference counterclaims were stayed.

On April 28, 2009, the court issued a summary judgment ruling finding the '885 and '812 patents valid. The court also ruled that Bally's "Power Rewards" and "ACSC Power Winners" products infringe certain claims of the '885 and '812 patents. The court granted Bally's motion for summary judgment that Bally's "SDS Power Winners" does not infringe the '885 patent and "Power Bank" and "Power Promotions" do not infringe the '983 patent. The court denied Bally's motion for summary judgment that the '983 patent is invalid. The parties agreed that Bally's counterclaim for a declaratory judgment on invalidity of the '983 patent would be dismissed without prejudice. IGT's motion for a permanent injunction against Bally's infringing products was denied.

On April 28, 2010, the court entered an order dismissing without prejudice Bally's remaining counterclaims (antitrust, unfair competition and intentional interference with business relationships) and entered final judgment in favor of IGT and against the Bally defendants and Bally appealed. On October 6, 2011, the United States Federal Circuit Court of Appeals affirmed the judgment in favor of IGT and against Bally.

This case has been settled and was dismissed on October 25, 2012. Bally has been granted a license to certain IGT patents including those asserted in this case.

Aristocrat

2006 Northern Federal District Court of California

On June 12, 2006, Aristocrat Technologies Australia PTY Ltd. and Aristocrat Technologies, Inc. filed a patent infringement lawsuit against IGT. Aristocrat alleged that IGT willfully infringed US Patent No. 7,056,215 (the "'215 patent"), which issued on June 6, 2006. On December 15, 2006, Aristocrat filed an amended complaint, adding allegations that IGT willfully infringed US Patent No. 7,108,603, which issued on September 19, 2006. The IGT products named in the original and amended complaints were the *Fort Knox®* mystery progressive slot machines. On June 13, 2007, the US District Court for the Northern District of California entered an order granting summary judgment in favor of IGT declaring both patents invalid. The US Court of Appeals for the Federal Circuit reversed this decision on September 22, 2008. IGT's request for a rehearing was denied on November 17, 2008.

This case recommenced in the District Court and on May 13, 2010, the District Court entered an order granting IGT's motion for summary judgment of non-infringement. Aristocrat appealed this judgment. Proceedings on IGT's claim that Aristocrat committed inequitable conduct in reviving the '215 patent application continued in the District Court. A trial was held the week of April 4, 2011 on that inequitable conduct issue, and that claim was dismissed on May 6, 2011.

IGT and Aristocrat entered into an agreement, effective September 30, 2011, settling the lawsuit. On October 6, 2011, the parties filed a letter with the court advising the court that, in accordance with the parties' resolution of several disputes between them, the case will be concluded by dismissal with prejudice following the final resolution of the pending appeal of the judgment of non-infringement. In connection with the settlement, IGT was granted an irrevocable paid-up license to the Aristocrat patents that were the subject of the litigation and related patents.

2010 Central Federal District Court of California

On November 15, 2010, IGT filed a complaint in the US District Court for the Central District of California against Aristocrat Leisure Limited of Australia and its US affiliate Aristocrat Technologies, Inc. (collectively

"Aristocrat") seeking a preliminary and permanent injunction and damages for the infringement of US Patent No. 6,620,047 (the "'047 patent") and US Patent No. RE 39,370 (the "'370 patent") in violation of 35 U.S.C. section 271.

On January 28, 2011, IGT asserted an additional claim against Aristocrat for infringement of US Patent No 7,063,615 (the "'615 patent") seeking similar relief. IGT asserted that Aristocrat infringes on the '047, the '370, and the '615 patents in connection with the sale and distribution of gaming devices, including the Viridian WS slot machine, without authorization or license from IGT. Aristocrat denied infringement, filed various affirmative defenses and counterclaimed for patent invalidity.

IGT and Aristocrat entered into an agreement, effective September 30, 2011, settling the lawsuit and on October 4, 2011, the court entered an order dismissing the lawsuit. In connection with the settlement, IGT granted Aristocrat a non-exclusive license to certain IGT patents. IGT and Aristocrat subsequently entered into an arbitration proceeding regarding Aristocrat's payment of royalties under the license agreement, which was concluded in IGT's favor in June 2012.

Atlantic Lotteries

In an action brought in the Supreme Court of New Foundland and Labrador by Babstock and Small as representatives of a purported class of persons allegedly harmed by VLT gaming in the Province of New Foundland and Labrador; Atlantic Lottery Corporation has impleaded VLC, Inc. IGT-Canada, Inc., International Game Technology and other third party defendants seeking indemnification for any judgment recovered against Atlantic Lottery Corporation in the main action. Plaintiffs filed a motion for class action certification on September 17, 2012. No hearing date has been set.

Shareholder Actions

Securities Class Action

On July 30, 2009, International Brotherhood of Electrical Workers Local 697 filed a putative securities fraud class action in the US District Court for the District of Nevada, alleging causes of action under Sections 10(b) and 20(a) of the Exchange Act against IGT and certain of its current and former officers and directors. The complaint alleges that between November 1, 2007 and October 30, 2008, the defendants inflated IGT's stock price through a series of materially false and misleading statements or omissions regarding IGT's business, operations, and prospects. In April 2010, plaintiffs filed an amended complaint. In March 2011, defendants' motion to dismiss that complaint was granted in part and denied in part. The Court found that the allegations concerning statements about the seasonality of game play levels and announcements of projects with Harrah's and City Center were sufficient to state a claim. Plaintiffs did not state a claim based on the remaining statements about earnings, operating expense, or forward-looking statements about play levels and server-based technology.

The parties have settled this action. On February 1, 2012, at the direction of the Court, the plaintiffs filed a Notice of Pending Settlement. On March 28, 2012, the parties submitted to the Court a stipulation to settle the litigation for a payment of $12.5 million. On March 30, 2012 the Court issued an order of preliminary approval and the settlement was paid into escrow by insurance in April 2012. The Court approved the stipulated settlement on October 19, 2012.

Derivative Actions

Between August 20, 2009 and September 17, 2009, the Company was nominally sued in a series of derivative lawsuits filed in the US District Court for the District of Nevada, captioned Fosbre v. Matthews et al., Case No. 3:09-cv-00467; Calamore v. Matthews et al., Case No. 3:09-cv-00489; Israni v. Bittman, et al., Case No. 3:09-cv-00536; and Aronson v. Matthews et al., Case No. 3:09-cv-00542. Plaintiffs purportedly brought their respective actions on behalf of the Company. The complaints asserted claims against various current and former officers and directors of the Company, for breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and contribution and indemnification. The complaints sought an unspecified amount of damages and alleged similar facts as the securities class action lawsuit.

The complaints additionally alleged that certain individual defendants engaged in insider trading and that the director defendants improperly handled Thomas J. Matthews' resignation as Chief Executive Officer of the Company. The actions were consolidated and subsequently a consolidated derivative complaint was filed in December 2009. Defendants moved to dismiss that complaint. On July 6, 2010, the Court granted the defendants' motion to dismiss, with leave to amend. After plaintiffs elected not to amend, the court entered judgment in favor of the defendants. The plaintiff in Israni v. Bittman, et al. appealed to the US Court of Appeals for the Ninth Circuit. On April 2, 2012, the appeals court affirmed the district court's decision dismissing the action.

In a letter dated October 7, 2009 to the Company's Board of Directors, a shareholder made factual allegations similar to those set forth in the above derivative and securities class actions and demanded that the Board investigate, address and remedy the harm allegedly inflicted on IGT. In particular, the letter alleged that certain officers and directors grossly mismanaged the Company by overspending in the area of R&D of server-based game technology despite a looming recession to which the Company was particularly vulnerable; by making or allowing false and misleading statements regarding the Company's growth prospects and earnings guidance; and by wasting corporate assets by causing the Company to repurchase Company stock at inflated prices. The letter asserts that this alleged conduct resulted in breaches of fiduciary duties and violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5. On July 9, 2010, the shareholder filed a derivative lawsuit in the US District Court for the District of Nevada, captioned Sprando v. Hart, et al., Case No. 3:10-cv-00415 and asserting claims similar to those described above. No claims were asserted against the Company, which is a nominal defendant. On July 25, 2011, the Court granted the Company's motion to dismiss with prejudice. Plaintiff appealed to the US Court of Appeals for the Ninth Circuit on August 23, 2012.

In February 2011, another shareholder sent a letter to the Company's Board of Directors requesting that the Board investigate allegations similar to those set forth in the derivative actions described above and bring a lawsuit against various of the Company's current or former officers and directors. In response the Board of Directors formed a litigation committee comprised of disinterested outside directors and assisted by outside counsel to investigate and evaluate the allegations raised in this letter. At the conclusion of this investigation, the committee concluded and recommended that it would not be in the best interests of the Company or its shareholders to pursue the proposed claims. The Board considered and accepted this recommendation and the Company informed the shareholder of the Board's resolution in September 2011. On March 15, 2012, the shareholder filed a derivative action in state court in Reno, Nevada (Gusinsky v. Thomas J. Matthews, et. al.), Second Judicial Court of the State of Nevada. Plaintiff filed an amended complaint on September 24, 2012.

On April 8, 2011, the Company was nominally sued in a derivative complaint filed in the US District Court for the District of Nevada, captioned Arduini v. Hart, et al., Case No. 3:11-cv-00255. The claims and allegations in this complaint are similar to those asserted in the securities class action and derivative actions described above. A motion to dismiss was filed. On March 14, 2012, defendants' motion to dismiss the action was granted. On April 3, 2012, the plaintiff appealed to the US Court of Appeals for the Ninth Circuit.

ERISA Actions

On October 2, 2009, two putative class action lawsuits were filed on behalf of participants in the Company's employee pension plans, naming as defendants the Company, the IGT Profit Sharing Plan Committee, and several current and former officers and directors. The actions, filed in the US District Court for the District of Nevada, are captioned Carr et al. v. International Game Technology et al., Case No. 3:09-cv-00584, and Jordan et al. v. International Game Technology et al., Case No. 3:09-cv-00585. The actions were consolidated. The consolidated complaint (which seeks unspecified damages) asserts claims under the Employee Retirement Income Security Act, 29 U.S.C §§ 1109 and 1132.

The consolidated complaint is based on allegations similar to those in the securities and derivative lawsuits described above, and further alleges that the defendants breached fiduciary duties to plan participants by failing to disclose material facts to plan participants, failing to exercise their fiduciary duties solely in the interest of the participants, failing to properly manage plan assets, and permitting participants to elect to invest in Company stock. In March 2011, defendants' motion to dismiss the consolidated complaint was granted in part and denied in part. On March 16, 2012, the Court denied plaintiff's motion for class certification.

Environmental Matters

CCSC, a casino operation sold by IGT in April 2003, is located in an area that has been designated by the EPA as an active Superfund site because of contamination from historic mining activity in the area. In order for Anchor Coin, an entity IGT acquired in December 2001, to develop the CCSC site, it voluntarily entered into an administrative order of consent with the EPA to conduct soil removal and analysis (a requirement imposed on similarly situated property developers within the region) in conjunction with re-routing mine drainage. The work and obligations contemplated by the agreement were completed by Anchor in June 1998, and the EPA subsequently issued a termination of the order.

The EPA, together with other property developers excluding CCSC, continues remediation activities at the site. While we believe our remediation obligations are complete, it is possible that additional contamination may be identified and we could be obligated to participate in remediation efforts. Under accounting guidance for environmental remediation liabilities, we determined the incurrence of additional remediation costs is neither probable nor reasonably estimable and no liability has been recorded.

OSHA / Wrongful Termination Matter

On July 8, 2004, two former employees filed a complaint with the US Department of Labor, OSHA alleging retaliatory termination in violation of the Sarbanes-Oxley Act of 2002. The former employees allege that they were terminated in retaliation for questioning whether Anchor and its executives failed to properly disclose information allegedly affecting the value of Anchor's patents in connection with IGT's acquisition of Anchor in December 2001. The former employees also allege that the acquired patents were overvalued on the financial statements of IGT. Outside counsel, retained by an independent committee of our Board of Directors, reviewed the allegations and found them to be entirely without merit.

In conjunction with the Anchor acquisition purchase price allocation as of December 31, 2001, IGT used the relief of royalty valuation methodology to estimate the fair value of the patents at $164.4 million. The carrying value of the patents at September 30, 2012 totaled $16.7 million.

On November 10, 2004, the employees withdrew their complaint filed with OSHA and filed a notice of intent to file a complaint in federal court. On December 1, 2004, a complaint was filed under seal in the US District Court for the District of Nevada, based on the same facts set forth above regarding their OSHA complaint. IGT filed a motion for summary judgment as to all claims in plaintiffs' complaint. On June 14, 2007, the US District Court for the District of Nevada entered an order granting summary judgment in favor of IGT as to plaintiffs' Sarbanes-Oxley whistle-blower claims and dismissed their state law claims without prejudice. Plaintiffs' motion for reconsideration of the District Court's decision was denied.

Plaintiffs appealed to the US Court of Appeals for the Ninth Circuit. Oral argument was heard on March 12, 2009, and on August 3, 2009, the Ninth Circuit reversed the District Court's decision. IGT's motion for summary judgment on plaintiffs' state law claims was argued on October 22, 2009 and granted in IGT's favor on December 8, 2009. On April 13, 2010, the District Court granted IGT's motion to strike the plaintiffs' jury demand and granted IGT's motion to retax costs and fees. It denied plaintiffs' motion for certification and/or reconsideration.

On February 8, 2011, a jury verdict was entered in favor of the plaintiffs as to their Sarbanes-Oxley claims and plaintiffs were awarded damages in an amount equal to approximately $2.2 million. On March 9, 2011, IGT filed a Renewed Motion for Judgment as a Matter of Law and Motion for a New Trial or for Remittitur. On May 24, 2011, the Court denied these motions, and on May 27, 2011, the Court entered an amended judgment for prejudgment interest of approximately $1.3 million, attorneys' fees of approximately $1.0 million, and court costs of approximately $132,000. IGT filed a notice of appeal to the US Court of Appeals for the Ninth Circuit on June 21, 2011, which is pending. On July 1, 2011 plaintiffs filed a notice of cross appeal. The parties' cross appeals have been fully briefed.

Arrangements with Off-Balance Sheet Risks

In the normal course of business, we are party to financial instruments with off-balance sheet risk, such as performance bonds not reflected in our balance sheet. We do not expect any material losses to result from these arrangements and are not dependent on off-balance sheet financing arrangements to fund our operations.

Performance Bonds

Performance bonds outstanding related to certain gaming operations equipment totaled $13.2 million at September 30, 2012. We are liable to reimburse the bond issuer in the event of exercise due to our nonperformance.

Letters of Credit

Outstanding letters of credit issued under our domestic credit facility to ensure payment to certain vendors and governmental agencies totaled $9.1 million at September 30, 2012.

IGT Licensor Arrangements

Our sales agreements that include software and IP licensing arrangements may require IGT to indemnify the third-party licensee against liability and damages (including legal defense costs) arising from any claims of patent, copyright, trademark infringement, or trade secret misappropriation. Should such a claim occur, we could be required to make payments to the licensee for any liabilities or damages incurred. Historically, we have not incurred any significant settlement costs due to infringement claims. As we consider the likelihood of incurring future costs to be remote, no liability has been recorded.

Self-Insurance

We are self-insured for various levels of workers' compensation, directors' and officers' liability, and electronic errors and omissions liability, as well as employee medical, dental, prescription drug, and disability coverage. We purchase stop loss coverage to protect against unexpected claims. Accrued insurance claims and reserves include estimated settlements for known claims, and actuarial estimates for claims incurred but not reported.

State and Federal Taxes

We are subject to sales, use, income, gaming and other tax audits and administrative proceedings in various US federal, state, local, and foreign jurisdictions. While we believe we have properly reported our tax liabilities in each jurisdiction, we can give no assurance that taxing authorities will not propose adjustments that increase our tax liabilities.

Product Warranties

The majority of our products are generally covered by a warranty for periods ranging from 90 days to one year. We estimate accrued warranty costs in the table below based on historical trends in product failure rates and expected costs to provide warranty services.

Years ended September 30,	2012	2011	2010
Beginning balance	$ 6.2	$ 9.3	$ 7.9
Reduction for payments made	(5.9)	(7.7)	(3.1)
Accrual for new warranties issued	7.6	8.6	8.3
Adjustments for pre-existing warranties	(3.7)	(4.0)	(3.8)
Ending balance	$ 4.2	$ 6.2	$ 9.3

14. INCOME TAXES

Income Tax Provision From Continuing Operations

Distribution Of Income Before Tax

September 30,	2012	2011	2010
US	$ 354.6	$ 367.8	$ 224.9
Non – US	(11.8)	60.1	80.0
Total	$ 342.8	$ 427.9	$ 304.9

Components Of Income Tax Provision

September 30,	2012	2011	2010
Federal	$ 92.6	$ 87.7	$ 13.2
State	8.5	6.6	8.0
Foreign	14.1	14.4	22.4
Total current	115.2	108.7	43.6
Federal	(16.8)	18.6	41.1
State	(0.8)	3.5	(4.6)
Foreign	(4.5)	4.8	5.2
Total deferred	(22.1)	26.9	41.7
Total income tax provision	$ 93.1	$ 135.6	$ 85.3

Reconciliation Of Statutory Federal Rate To Effective Rate

September 30,	2012	2011	2010
Federal statutory tax	35.0%	35.0%	35.0%
State income tax, net	1.4%	1.5%	0.7%
Foreign subsidiaries tax, net	4.2%	-0.4%	-0.6%
Manufacturer's deduction	-2.5%	-3.3%	-1.4%
Change in income tax contingencies	0.3%	-0.6%	-10.7%
Changes in valuation allowance	0.0%	-0.6%	2.4%
Entraction closures	-12.4%	0.0%	0.0%
Other, net	1.2%	0.1%	2.6%
Total effective rate	27.2%	31.7%	28.0%

Income Taxes Receivable

Presented as a component of other assets and deferred costs, income taxes receivable is comprised of prepaid US taxes on intercompany sales, as well as tax overpayments and pending refunds in various US and foreign jurisdictions. Income taxes receivable increased to $86.8 million at September 30, 2012 from $62.1 million at September 30, 2011, primarily due to the deduction for certain Entraction closures in the fourth quarter of fiscal 2012.

Deferred Income Taxes

Significant Components of Deferred Income Taxes

September 30,	2012	2011
Deferred Tax Assets		
Reserves	$ 106.4	$ 94.8
Jackpot payment timing difference	134.3	134.4
Share-based compensation	28.9	27.9
Net operating loss carry forwards	45.4	44.4
Goodwill and intangibles	44.8	25.8
Capital loss carryover	26.2	26.7
Other	14.4	11.0
Total deferred income tax assets	400.4	365.0
Valuation allowance	(74.0)	(65.5)
Total deferred income tax assets, net	326.4	299.5
Deferred Tax Liabilities		
Interest expense on convertible debt	(39.4)	(36.9)
Property, plant and equipment	(31.4)	(21.2)
Intangibles	(42.2)	(47.9)
Other	(13.3)	(12.5)
Total deferred income tax liabilities	(126.3)	(118.5)
Net Deferred Income Tax Assets	$ 200.1	$ 181.0

September 30,	2012	2011
Current deferred income tax assets	$ 96.7	$ 97.1
Non-current deferred income tax assets	106.5	84.6
Non-current deferred income tax liabilities (included in other liabilities)	3.1	0.7

Net deferred income tax assets increased approximately $19.1 million in 2012 primarily due to the addition of DoubleDown intangibles.

Our net operating loss carry-forwards at September 30, 2012 included $12.7 million in the US and $134.8 million in foreign countries and expire in tax years 2013 through 2024.

Net capital loss carryover totaled $70.1 million at September 30, 2012 and expires in tax years 2014 through 2016. Our valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future.

At September 30, 2012, we had not provided US deferred income taxes or foreign withholding taxes on $204.2 million in unrecognized temporary differences related to the basis of our investments in foreign subsidiaries expected to be permanently reinvested in operations outside the US. We do not anticipate any events that would cause such earnings to become taxable in the US. Determination of the amount of any unrecognized deferred income tax liability on these undistributed earnings is not practicable.

Uncertain Tax Benefits

Aggregate changes in unrecognized tax benefits

September 30,	2012	2011	2010
Beginning balance	$ 116.4	$ 83.8	$ 91.5
Increases related to prior year tax positions	2.2	7.7	23.6
Decreases related to prior year tax positions	(8.8)	(1.9)	(1.6)
Increases related to current year tax positions	4.9	36.5	11.6
Decreases related to current year tax positions	(3.2)	(1.1)	(5.8)
Reductions due to lapse of statute of limitations	-	(8.6)	-
Reductions for settlements with taxing authorities	-	-	(35.5)
Ending Balance	$ 111.5	$ 116.4	$ 83.8

The amount of unrecognized tax benefits that would impact our effective tax rate, if recognized, totaled $79.2 million at September 30, 2012 and $72.7 million at September 30, 2011.

Interest and penalties related to unrecognized tax benefits are included in our income tax provision. Interest on unrecognized tax benefits was $2.4 million during 2012, and a benefit of $2.0 million and $15.1 million in 2011 and 2010, respectively, resulting from the reversal of interest and penalties related to settlements with tax authorities and the lapse of statute of limitations. Accrued interest and penalties related to uncertain tax positions, net of federal income tax benefits, totaled $23.4 million at September 30, 2012 and $20.1 million at September 30, 2011.

Unrecognized tax benefits decreased $4.9 million during 2012, primarily due to transfer pricing adjustments between North America and subsidiaries worldwide. Unrecognized tax benefits increased $32.6 million during 2011, primarily due to amended state income tax return filings and transfer pricing adjustments between IGT and worldwide subsidiaries.

At September 30, 2012, we were under examination by the IRS for amended returns filed for 1999, 2006, 2007, 2008, and 2009, as well as our originally filed returns for 2008 and 2009. We are also subject to examination in various state and foreign jurisdictions, and except for the examination of the 1999 amended federal income tax return, we are generally no longer subject to US federal, state, local or foreign income tax examination by tax authorities for years before 2005. We do not believe our total unrecognized tax benefits will change significantly during the next twelve months.

15. OPERATING LEASES

We lease certain of our facilities and equipment under various agreements with expiration dates through November 2022. Certain facility leases provide that we pay certain other operating expenses applicable to the leased property, including utilities, maintenance, property taxes, and liability and property damage insurance. For leased properties no longer in use, we have accrued lease payments. There were no contingent rental payments. Rent and lease expense, net of sublease rentals, in continuing operations totaled $14.3 million in 2012, $12.7 million in 2011, and $11.6 million in 2010.

Future minimum payments due under non-cancelable operating leases at September 30, 2012:

	2013	2014	2015	2016	2017	Thereafter	Total
Minimum payments	$13.3	$12.6	$10.9	$9.9	$7.3	$12.0	$66.0

16. EMPLOYEE BENEFIT PLANS

401(k) Plan and Cash Incentives

IGT maintains a salary deferral 401(k) plan that allows eligible employees to contribute up to 40% of their base pay up to the IRS prescribed limit. IGT matches 100% of employee contributions, up to $750 per year, which vest immediately. IGT may also contribute a discretionary amount of profits to eligible employees, which vest over a six-year period. Cash bonuses are paid annually to eligible management employees and cash sharing is distributed to non-management employees annually. Charges recorded for these plans totaled $44.5 million in 2012, $39.7 million in 2011, and $24.3 million in 2010.

Additionally, IGT implemented a non-qualified deferred compensation plan in September 1999, which provides an unfunded incentive compensation arrangement for eligible management and highly compensated employees. Participants may elect to defer up to 50% of their annual earnings with a minimum deferral of $2,000. Distributions can be paid out as short-term payments or at retirement. Retirement benefits can be paid out as a lump sum or in annual installments over a term of up to 15 years.

Share-based Compensation

See Note 1 for plan descriptions and accounting measurement methods.

SIP As Of And For The Year Ended September 30, 2012

		Weighted Average		
Options	**Shares**	**Exercise Price**	**Remaining Contractual Term**	**Aggregate Intrinsic Value**
	(thousands)	*(per share)*	*(years)*	*(millions)*
Outstanding at beginning of fiscal year	15,245	$ 18.85		
Granted	294	16.21		
Exercised	(827)	12.04		
Forfeited	(683)	16.45		
Expired	(1,912)	26.86		
Outstanding at end of period	12,117	$ 18.12	6.0	$ 5.3
Vested and expected to vest	11,932	$ 18.15	5.9	$ 5.3
Exercisable at end of period	7,320	$ 19.59	4.9	$ 3.6

		Weighted Average		
Restricted Shares/Units	**Shares**	**Grant Date Fair Value**	**Remaining Vesting Period**	**Aggregate Intrinsic Value**
	(thousands)	*(per share)*	*(years)*	*(millions)*
Outstanding at beginning of fiscal year	3,388	$ 15.26		
Granted	2,815	15.05		
Vested	(708)	17.40		
Forfeited	(662)	14.58		
Outstanding at end of period	4,833	$ 14.93	1.3	$ 63.3
Expected to vest	4,567	$ 14.93	1.3	$ 59.8

Option Valuation Assumptions

Years Ended September 30,	2012	2011	2010
Expected volatility	0.47	0.44	0.52
Expected dividends	1.48%	1.53%	1.28%
Expected term (in years)	4.7	4.6	4.4
Risk free rate	0.85%	1.73%	1.62%

Reported Share-based Compensation

Years Ended September 30,	2012	2011	2010
Pre-tax	$ 33.2	$ 43.8	$ 41.9
Tax benefit	(10.4)	(13.6)	(13.1)
After-tax	$ 22.8	$ 30.2	$ 28.8

Other Share-based Compensation Information

Years Ended September 30,	2012	2011	2010
Weighted average grant date fair value per share:			
Options granted	$5.70	$5.33	$7.34
Restricted shares granted	$15.05	$14.25	$18.20
Total intrinsic value of options exercised	$ 3.8	$ 5.6	$ 4.5
Total fair value of restricted shares vested	11.6	14.9	14.3
Tax benefit realized for tax return deductions	5.5	7.1	8.1

Other Information	
Shares available for future grant	28.4 million
Unrecognized costs for outstanding awards	$63.8 million
Weighted average future recognition period	1.7 years

Approximately 0.2 million shares were issued in February 2012 under the ESPP. At September 30, 2012, 1.0 million shares were available for future grants and we expected to issue approximately 0.2 million shares in February 2013 under this plan.

Additionally, eligible UK employees may enroll in the International Game Technology Savings Related Share Option Scheme established in January 1999 (formerly the Barcrest Savings Related Share Option Scheme). Employees must elect to vest over three, five, or seven years and the option price is equal to 80% of the market price of our stock on the grant date. Approximately 120,000 shares were issued during 2012 under this plan and approximately 388,000 shares were available for grant at September 30, 2012. Based on enrollment through September 30, 2012, we expect to issue approximately 10,000 shares under this plan over the next three years.

17. EARNINGS PER SHARE

Years Ended September 30,	2012	2011	2010
Income from continuing operations available to common shares	$ 249.7	$ 292.3	$ 219.6
Basic weighted average shares outstanding	288.8	298.2	296.3
Dilutive effect of non-participating share-based awards	1.6	1.6	1.5
Diluted weighted average common shares outstanding	290.4	299.8	297.8
Basic EPS from continuing operations	$ 0.86	$ 0.98	$ 0.73
Diluted EPS from continuing operations	$ 0.86	$ 0.97	$ 0.73
Weighted average shares excluded from diluted EPS because the effect would be anti-dilutive:			
Share-based awards	11.3	14.7	12.3
Notes	42.6	42.6	42.6
Note hedges	(42.6)	(42.6)	(42.6)
Warrants	42.6	42.6	42.6

Our Notes and warrants were excluded from diluted shares outstanding for 2012, 2011 and 2010 because the conversion price and exercise price exceeded the average market price of our common stock. The convertible notes will result in additional EPS dilution when our stock price exceeds the note conversion price of $19.97 per share and further dilution when the stock price exceeds the warrant strike price of $30.14 per share. The treasury stock method used to calculate diluted weighted average shares outstanding excludes potential reduction in shares related to the purchased note hedges because they are anti-dilutive. See Note 12.

On June 13, 2012, we executed an ASR transaction with Goldman, Sachs & Co. IGT paid Goldman $400.0 million on June 19, 2012. Goldman delivered 21.0 million shares to IGT in June 2012, 1.8 million shares in July 2012, 4.0 million shares on August 6, 2012, and 1.0 million shares on September 6, 2012, for a total of 27.8 million shares delivered to date. Upon final settlement of the ASR, we may receive additional shares or pay additional cash or shares (at our option), based on the VWAP over a period of approximately three to six months. Increases in the VWAP during the remaining ASR term will decrease the shares to be delivered to us by Goldman, and/or could result in cash or shares delivered by us to Goldman, subject to a minimum number of shares delivered. Decreases in the daily VWAP during the remaining ASR term will increase the shares to be delivered to us by Goldman. The ASR is subject to customary termination and adjustment provisions following the occurrence of specified events, including major corporate transactions such as announcements of mergers and acquisitions.

18. BUSINESS SEGMENTS

We view our business in the following two operating segments:

- North America includes our operations associated with land-based and online wagering customers located in the US and Canada, as well as all customers serviced by our US based online social gaming operations
- International includes our operations associated with customers located in all other jurisdictions

Certain income and expenses related to company-wide initiatives are managed at the corporate level and not allocated to an operating segment, primarily comprised of general and administrative costs and other income (expense). We do not recognize inter-company revenues or expenses upon the transfer of gaming products between operating segments. Segment accounting policies are consistent with those of our consolidated financial statements and segment profit is measured on the basis of operating income. Restructuring charges are reflected within the segment where actions occurred. See Note 19.

Our business segments are designed to allocate resources within a framework of management responsibility. Operating costs included in one segment may benefit other segments. Realignment of our business development and administrative functions, as well as discontinued operations, results in ongoing changes to the allocations of operating costs amongst our operating segments. Prior period operating income presented below was recast accordingly.

Business Segments Financial Information

Years Ended September 30,	2012	2011	2010
NORTH AMERICA			
Revenues	$ 1,644.1	$ 1,480.3	$ 1,428.4
Gaming operations	907.8	913.8	933.0
Product sales	648.2	566.2	495.4
Interactive	88.1	0.3	-
Gross profit	961.2	858.3	800.9
Gaming operations	541.2	542.6	541.1
Product sales	366.6	315.5	259.8
Interactive	53.4	0.2	-
Operating income	425.8	476.6	345.9
Depreciation and amortization	195.3	183.7	201.3
Long-lived assets	590.3	561.1	597.7
Additions to long-lived assets	146.2	164.3	180.3
Total assets	2,560.0	2,222.3	2,364.8

Years Ended September 30,	2012	2011	2010
INTERNATIONAL			
Revenues	$ 506.6	$ 476.7	$ 488.8
Gaming operations	132.2	122.7	111.2
Product sales	318.6	317.7	347.6
Interactive	55.8	36.3	30.0
Gross profit	276.4	280.1	286.4
Gaming operations	93.1	90.0	85.8
Product sales	155.7	171.7	184.8
Interactive	27.6	18.4	15.8
Operating income	103.6	138.4	170.2
Depreciation and amortization	40.3	32.9	21.0
Long-lived assets	79.4	101.5	103.3
Additions to long-lived assets	40.1	40.1	60.4
Total assets	812.7	807.8	766.1

Years Ended September 30,	2012	2011	2010
CORPORATE (unallocated)			
Operating expenses	$ (107.7)	$ (110.1)	$ (91.3)
Depreciation and amortization	4.7	9.6	14.5
Long-lived assets	79.4	59.9	87.8
Additions to long-lived assets	23.9	0.7	0.9
Total assets	912.4	1,124.3	876.1

Years Ended September 30,	2012	2011	2010
CONSOLIDATED			
Revenues	$ 2,150.7	$ 1,957.0	$ 1,917.2
Gaming operations	1,040.0	1,036.5	1,044.2
Product sales	966.8	883.9	843.0
Interactive	143.9	36.6	30.0
Gross profit	1,237.6	1,138.4	1,087.3
Gaming operations	634.3	632.6	626.9
Product sales	522.3	487.2	444.6
Interactive	81.0	18.6	15.8
Operating income	421.7	504.9	424.8
Depreciation and amortization	240.3	226.2	236.8
Long-lived assets	749.1	722.5	788.8
Additions to long-lived assets	210.2	205.1	241.6
Total assets	4,285.1	4,154.4	4,007.0

Geographical Information

Years Ended September 30,	2012	2011	2010
US	$ 1,490.1	$ 1,382.3	$ 1,324.8
Non-US	660.6	574.7	592.4
Total revenues	$ 2,150.7	$ 1,957.0	$ 1,917.2

19. IMPAIRMENT AND RESTRUCTURING

Years Ended September 30,	2012	2011	2010
Alabama	$ 12.8	$ 3.6	$ 61.3
Walker Digital	14.6	-	-
Entraction	15.1	-	-
Other impairments	-	12.2	-
DigiDeal	-	-	2.4
Other restructuring	-	-	4.7
Total	$ 42.5	$ 15.8	$ 68.4

Alabama

The legality of electronic charitable bingo in Alabama was challenged during 2010 and IGT machines ceased to be operated at the VictoryLand, Country Crossing and Greenetrack facilities. During 2010, we recognized $61.3 million of impairment related to our investments in Alabama, including note allowances of $51.9 million, accounts receivable allowances of $2.8 million, and gaming operations equipment impairment of $6.6 million. The fair values were determined using DCF models, risk-based market discount rates, and associated property collateral.

In 2011, we recognized an additional impairment of $3.6 million due to the decline in appraised value of the associated property collateral. The net carrying amount of our investment in Alabama charitable bingo properties totaled $29.3 million at September 30, 2011 and primarily related to development financing notes. Interest income related to these notes was recorded on a cash basis subsequent to the first quarter of 2010 as collectability was not reasonably assured.

In our 2012 fourth quarter, we recognized an additional impairment of $12.8 million due to further decline in appraised value of the associated property collateral and reduced prospects of full collection given the deteriorated climate of the Alabama gaming market. The remaining net carrying amount of our Alabama development financing notes totaled $16.5 million at September 30, 2012.

Walker Digital

During our 2012 fourth quarter, we completed an evaluation of our business strategy and outlook as it relates to the use of our Walker Digital patent portfolio and recorded an impairment of $14.6 million.

Entraction

During our 2012 fourth quarter, we determined it was prudent to consolidate our IGTi product development and customer service resources in Europe primarily acquired with Entraction, due in part to diminished returns largely related to regulatory challenges. As a result, we began exiting certain online turnkey and poker operations and closing or reducing certain facilities in Europe (Stockholm and Tallinn). We recognized restructuring charges of $3.6 million for severance, lease termination, and other wind-down costs in 2012 and expect to incur up to an additional $5.0 million of charges related to severance and other termination costs during the first half of 2013.

As a result of the online operations exited and an evaluation of future business strategy, we recorded impairment of $11.5 million related to acquired intangible assets, including developed technology, customer relationships, and trademarks.

Other Impairments

In our 2011 fourth quarter, we met the criteria for and recorded impairment of $4.3 million related to certain underperforming fixed assets and $7.9 million related to corporate assets held for sale.

DigiDeal

In September 2010, we divested our ownership interest in DigiDeal and ceased manufacturing and distribution of DigiDeal products. As a result, we recognized $2.4 million of impairment related primarily to the remaining DigiDeal products held by IGT operations outside of the DigiDeal entity that was discontinued. These assets did not meet the criteria for presentation as a part of the DigiDeal discontinued operation. See Note 21.

Other Restructuring

During 2009 through 2010, we completed an organizational restructuring to maximize efficiency and realign expenses with our long-term business outlook, during which we reduced our global workforce by approximately 16% from September 30, 2008 levels through a combination of voluntary and involuntary separation arrangements. Additionally, in 2010 we discontinued operations with Japan and DigiDeal (see Note 21), and closed certain North America facilities. The remaining other restructuring liability of $5.6 million at September 30, 2012 was reflected in other accrued liabilities.

Summary of Other Restructuring Charges for 2010

	Severance and Benefits	Lease Termination	Other Fees	TOTAL CASH CHARGES	Abandoned Assets	Share-based Compensation (Forfeitures)	TOTAL NONCASH CHARGES	TOTAL ALL CHARGES
North America	$ 2.2	$ 1.0	$ 0.5	$ 3.7	$ -	$ 0.3	$ 0.3	$ 4.0
International	0.4	-	-	0.4	-	0.2	0.2	0.6
Corporate	0.1	-	-	0.1	-	-	-	0.1
Continuing operations	2.7	1.0	0.5	4.2	-	0.5	0.5	4.7
Discontinued operations	3.2	1.5	5.0	9.7	9.6	-	9.6	19.3
Consolidated	$ 5.9	$ 2.5	$ 5.5	$ 13.9	$ 9.6	$ 0.5	$10.1	$ 24.0

20. BUSINESS ACQUISITIONS

2012

Double Down Interactive LLC

On January 20, 2012, we acquired 100% of Seattle based Double Down Interactive LLC, developer and operator of the social gaming operations of *DoubleDown Casino®* found on Facebook. DoubleDown has a broad and expanding game portfolio, offering blackjack, slots, slot tournaments, video poker, and roulette to social gamers all around the world. This strategic acquisition is establishing IGT's position in casino-style social gaming and strengthening our core business with added distribution channels for IGT game content. DoubleDown is presented as a component of our North America segment.

Our initial investment of $250.9 million, net of cash acquired, included $225.0 million paid through March 2012, $0.9 million paid in April 2012, and $25.0 million held back for 18 months to provide a source of recovery in the event of certain indemnification claims. Total potential consideration of $500.9 million, net of cash acquired, also provides for maximum earn-out payments of $165.0 million over the next three years dependent on financial performance targets and maximum employee retention payments of $85.0 million to certain DoubleDown employees over the two years following the acquisition.

The estimated fair value of $88.9 million for the earn-out consideration at the acquisition date was included in the capitalized purchase price of $339.8 million, net of cash acquired. The retention payments were not included in the capitalized purchase price and will be recorded, along with earn-out fair value adjustments as operating expenses in a separate line for contingent acquisition related costs. Fair value amounts were determined using DCF based on probability-weighted earnings projections and a risk adjusted discount rate of 19%. See Note 10 regarding adjustments for future changes in the earn-out fair value.

The purchase consideration was allocated as follows:

- tangible assets of $7.2 million
- identifiable intangible assets of $109.2 million
- goodwill of $226.1 million related to non-separable intangibles and is deductible for tax purposes
- liabilities of $2.7 million

Professional fees recorded in administrative operating expenses for this acquisition totaled $5.6 million through September 30, 2012. See Note 1 regarding revenue recognition for online social casino-style games.

BringIt, Inc.

In February 2012, IGT acquired BringIt, Inc., for its gaming technology and expertise for total cash consideration of $8.1 million allocated primarily to non-deductible goodwill related to non-separable intangibles of $6.7 million and developed technology of $0.8 million. Additionally, IGT agreed to pay $2.0 million contingent on the retention of three key employees over the two years following the acquisition, which was not included in the capitalized purchase price and will be recorded as operating expenses in a separate line for contingent acquisition related costs. BringIt is presented as a component of our North America segment.

Unaudited pro forma information

On a pro forma basis, our 2011 earnings would have been reduced by $50.4 million or $0.17 per diluted share, primarily due to incremental acquisition related charges for retention bonuses and amortization of acquired intangible assets. The pro forma impact to 2012 earnings would not have been material. The pro forma impact to revenues was not material in either year.

2011

Entraction Holding AB

In June 2011, IGT acquired 97.6% of the outstanding shares of Entraction, a supplier of online gaming products and services, for total cash consideration of approximately $108.2 million. During the second quarter of fiscal 2012 IGT acquired the remaining 2.4% shares of Entraction for approximately $2.5 million. Entraction was integrated into our International operating segment.

This acquisition provided additional market opportunities in legalized interactive gaming markets and strengthen our product portfolio to include all major online gaming specialties—poker, bingo, casino, and sports betting. The purchase consideration was allocated to:

- tangible assets of $25.8 million, including cash of $2.7 million
- identifiable intangible assets of $17.7 million
- goodwill of $90.1 million related to non-separable intangibles and not deductible for tax purposes
- liabilities of $22.7 million
- noncontrolling interest of $2.7 million

Pro forma information is not provided as it was not material to our consolidated financial statements.

21. DISCONTINUED OPERATIONS

Results of the following operations have been classified in discontinued operations for all periods presented.

UK Barcrest Group

As part of our strategic realignment of core objectives, we sold our UK Barcrest Group in 2011 for approximately $47.0 million, which remains subject to contingent consideration related to certain customer arrangements and potential indemnification obligations. Loss on the sale recorded in 2012 totaled $2.4 million (or $3.8 million after-tax) and $22.6 million (or $12.6 million after-tax) in 2011. Additional gain or loss on the sale may be recorded as these outstanding items are resolved over the next three years.

Japan and DigiDeal

The results of discontinued operations also included our international operations in Japan and the divestiture of our equity interest in DigiDeal during 2010. During 2011, income from discontinued operations included $1.4 million of gain realized on the sale of a Japan industry group investment. The resolution of an outstanding third party contractual dispute related to our Japan operations is still pending.

Summary of Results in Discontinued Operations

Years Ended September 30,	2012	2011	2010
Revenues	$ -	$ 60.0	$ 79.7
Income (loss) before tax	$ -	$ 6.1	$ (27.4)
Income tax provision	-	2.2	3.4
Income (loss) from discontinued operations, net of tax	-	3.9	(30.8)
Loss on divestiture before tax	(2.4)	(22.6)	(2.8)
Income tax provision (benefit)	1.4	(10.0)	-
Loss on divestiture, net of tax	(3.8)	(12.6)	(2.8)
Loss from discontinued operations, net of tax	$ (3.8)	$ (8.7)	$ (33.6)

Current liabilities of discontinued operations, presented as a component of other accrued liabilities, totaled $5.6 million at September 30, 2012 and $5.7 million at September 30, 2011.

22. QUARTERLY FINANCIAL DATA (Unaudited)

Fiscal 2011 periods presented below were recast for discontinued operations related to the sale of our UK Barcrest Group during 2011. See Note 21.

September 30, *(In millions, except per share amounts)*	First	Second	Third	Fourth
2012				
Total revenues	$ 445.5	$ 541.3	$ 532.8	$ 631.1
Gross profit	251.9	313.6	302.6	369.5
Operating income	99.9	118.0	95.5	108.3
Income from continuing operations	50.3	62.4	46.9	90.1
Net income	49.3	61.9	46.6	88.1
Diluted EPS	$0.16	$0.21	$0.16	$0.33
2011				
Total revenues	$ 451.2	$ 477.0	$ 489.0	$ 539.8
Gross profit	269.4	282.6	288.6	297.8
Operating income	120.2	128.1	140.8	115.8
Income from continuing operations	72.8	67.7	91.8	60.0
Net income	73.7	69.6	86.9	53.4
Diluted EPS	$0.25	$0.23	$0.29	$0.18

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure. We recognize that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives. Judgment is required when designing and evaluating the cost-benefit relationship of potential controls and procedures.

As of the end of the period covered by this report, with the supervision and participation of management, including our CEO and CFO, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our CEO and CFO have concluded that, as of the end of such period, our disclosure controls and procedures were effective at the reasonable assurance level.

DoubleDown, a wholly owned subsidiary, was excluded from our assessment of internal control over financial reporting at September 30, 2012, because it was acquired in January 2012. DoubleDown represented approximately 8% of consolidated assets, and 4% of consolidated revenues as of and for the year ended September 30, 2012.

Internal Control over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining adequate internal control over our financial reporting. We have evaluated the effectiveness of our internal control over financial reporting as of September 30, 2012. This evaluation was performed using the *Internal Control - Integrated Framework* developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that, as of such date, our internal control over financial reporting was effective. The effectiveness of the company's internal control over financial reporting as of September 30, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8 of this report.

DoubleDown, a wholly owned subsidiary, was excluded from our assessment of internal control over financial reporting at September 30, 2012, because it was acquired in January 2012. DoubleDown represented approximately 8% of consolidated assets, and 4% of consolidated revenues as of and for the year ended September 30, 2012.

Changes in Internal Control Over Financial Reporting

As a part of our normal operations, we update our internal controls as necessary to accommodate any modifications to our business processes or accounting procedures. No changes occurred during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

The information required by Items 10, 11, 12, 13, and 14, except as provided below, is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days of the end of the fiscal year covered by this report.

Item 10. Directors, Executive Officers and Corporate Governance

We have adopted the "Code of Ethics for Principal Executive Officer and Senior Financial Officers of International Game Technology" (Finance Code of Ethics), a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller, or any persons performing similar functions (together, the "Covered Officers"). The Finance Code of Ethics is publicly available on our website. If we make any substantive amendments to the Finance Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the code to any of the Covered Officers, we intend to disclose the nature of such amendment or waiver on our website (www.IGT.com).

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accountant Fees and Services

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1)	Consolidated Financial Statements are included under Part II, Item 8.
(a)(2)	Consolidated Financial Statement Schedules are either not required or included under Part II, Item 8.
	Parent Company Financial Statements - Financial Statements of the Registrant only are omitted under Rule 3-05 as modified by ASR 302.
(a)(3)	Exhibits:
2.1*	Unit Purchase Agreement, dated January 12, 2012, by and among IGT, Double Down Interactive LLC, the Sellers a party thereto, and Gregory Enell, As Sellers' Agent (incorporated by reference to Exhibit 2.1 to Registrants' Report on Form 10-Q for the quarter ended March 31, 2012)
3.1	Articles of Incorporation of International Game Technology, as amended (incorporated by reference to Exhibit 3.1 to Registrant's Report on Form 10-K for the year ended September 30, 2006)
3.2	Sixth Restated Code of Bylaws of International Game Technology, dated August 20, 2012 (incorporated by reference to Exhibit 3.1 to Registrant's Report on Form 8-K filed on August 22, 1012)
4.1	Indenture, dated May 11, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 3.25% Convertible Notes due 2014 (incorporated by reference to Exhibit 4.1 to Registrant's Report on Form 8-K filed May 11, 2009)
4.2	Form of 3.25% Convertible Note due 2014 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed May 11, 2009)
4.3	Indenture, dated June 15, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to senior debt securities (incorporated by reference to Exhibit 4.1 to Registrant's Report on Form 8-K filed June 15, 2009)
4.4	First Supplemental Indenture, dated June 15, 2009, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 7.5% Notes due 2019 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed June 15, 2009)
4.5	Form of 7.5% Notes due 2019 (incorporated by reference to Exhibit 4.3 to Registrant's Report on Form 8-K filed June 15, 2009)
4.6	Second Supplemental Indenture, dated June 8, 2010, between IGT and Wells Fargo Bank, National Association, as Trustee, related to the 5.500% Notes due 2020 (incorporated by reference to Exhibit 4.2 to Registrant's Report on Form 8-K filed June 8, 2010)
4.7	Form of 5.500% Notes due 2020 (incorporated by reference to Exhibit 4.3 to Registrant's Report on Form 8-K filed June 8, 2010)
10.1**	Form of officers and directors indemnification agreement (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-K for the year ended October 2, 2010)
10.2**	International Game Technology Savings Related Share Option Scheme, adopted on March 3, 2009 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.3**	Amendment and Restated IGT Deferred Compensation Plan (Applicable to Post-2004 Deferrals) dated December 15, 2008 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2008)
10.4**	International Game Technology 2002 Stock Incentive Plan, as amended September 30, 2011 (incorporated by reference to Exhibit 10.4 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.5**	IGT Profit Sharing Plan (as amended and restated as of April 1, 2002) (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2002)
10.6**	Amendments to IGT Profit Sharing Plan dated July 14, 2003 and November 15, 2005 (incorporated by reference to Exhibit 10.8 to Registrant's Report on Form 10-K for the year ended September 30, 2006)
10.7**	Amendment 2006-I to IGT Profit Sharing Plan effective as of January 1, 2006 (incorporated by reference to Exhibit 10.8 to Registrant's Report on Form 10-K for the year ended September 30, 2007)

10.8**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Stock Option Agreement; Incentive Stock Option Agreement; Nonqualified Stock Option Agreement; Restricted Stock Award Agreement; UK Stock Option Sub-Plan ("the UK Sub-Plan") Option Agreement (incorporated by reference to Exhibit 10.17 to Registrant's Report on Form 10-K for the year ended September 30, 2004)
10.9**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.14 to Registrant's Report on Form 10-K for the year ended September 30, 2008)
10.10**	IGT 2002 Stock Incentive Plan Agreement Forms: Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.11**	IGT 2002 Stock Incentive Plan – Form: Director Deferral Election Form – Annual RSU Award (incorporated by reference to Exhibit 10.10 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.12**	IGT 2002 Stock Incentive Plan – Form: Director Election to Receive Equity Award in Lieu of Fees (incorporated by reference to Exhibit 10.11 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.13**	IGT 2002 Stock Incentive Plan – Form: Restricted Stock Unit Award Agreement
10.14**	IGT 2002 Stock Incentive Plan – Form: Performance Restricted Stock Unit Award Agreement
10.15**	International Game Technology Employee Stock Purchase Plan, amended and restated effective as of January 11, 2011 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 8-K filed March 4, 2011)
10.16**	Summary of IGT Management Bonus Plan (incorporated by reference to Exhibit 10.20 to Registrant's Report on Form 10-K for the year ended September 30, 2004)
10.17**	IGT Directors' Compensation Policy and Share Ownership Guidelines, effective October 2, 2011 (incorporated by reference to Exhibit 10.14 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.18**	IGT Executive Share Ownership Guidelines, effective October 2, 2011 (incorporated by reference to Exhibit 10.15 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.19**	Amended and Restated Executive Share Ownership Guidelines, effective September 30, 2012.
10.20**	Amended and Restated Employment Agreement, dated December 1, 2009, between International Game Technology and Thomas J. Matthews (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed December 7, 2009)
10.21**	Employment Agreement, dated March 20, 2009, between International Game Technology and Patti S. Hart (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed March 25, 2009)
10.22**	Executive Transition Agreement, dated to be effective October 23, 2009, between International Game Technology and Patrick W. Cavanaugh (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed December 23, 2009)
10.23	Purchase agreement dated as of May 5, 2009, between IGT and Goldman, Sachs & Co., as representative for the initial purchasers of the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.1 of Registrant's Report on Form 8-K filed May 11, 2009)
10.24	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Goldman, Sachs & Co., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.25	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Morgan Stanley & Co., Incorporated as Agent for Morgan Stanley & Co. International plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.3 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.26	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Deutsche Bank AG, London Branch, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.4 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.27	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and BNP Paribas, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.5 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)

10.28	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and Bank of America, N.A., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.6 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.29	Convertible Bond Hedge Transaction, dated May 5, 2009, between IGT and The Royal Bank of Scotland plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.7 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2009)
10.30	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Goldman, Sachs & Co., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.27 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.31	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Morgan Stanley & Co. Incorporated as Agent for Morgan Stanley & Co. International plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.28 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.32	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Deutsche Bank AG, London Branch, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.29 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.33	Issuer Warrant Transaction, dated May 5, 2009, between IGT and BNP Paribas, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.30 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.34	Issuer Warrant Transaction, dated May 5, 2009, between IGT and Bank of America, N.A., relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.31 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.35	Issuer Warrant Transaction, dated May 5, 2009, between IGT and The Royal Bank of Scotland plc, relating to the 3.25% Convertible Notes due May 1, 2014 (incorporated by reference to Exhibit 10.32 to Registrant's Report on Form 10-K for the year ended September 30, 2009)
10.36	Credit Agreement dated as of April 14, 2011, with Bank of America, N.A. as Administrative Agent, Wells Fargo Bank, N.A. as Syndication Agent, The Royal Bank of Scotland plc, Union Bank, N.A., and Mizuho Corporate Bank, Ltd, as Co-Documentation Agents, and Wells Fargo Securities LLC, Merrill Lynch, Pierce, Fenner, and Smith Incorporated and RBS Securities, Inc., as Joint Lead Arrangers and Joint Book Runners, and a syndicate of other lenders (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 8-K filed April 15, 2011)
10.37**	IGT 2002 Stock Incentive Plan Form: Notice of Credit of Director Restricted Stock Units (with attached Terms and Conditions) (incorporated by reference to Exhibit 10.33 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.38**	Executive Transition Agreement, dated August 1, 2011, between International Game Technology and Eric A. Berg (incorporated by reference to Exhibit 10.34 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.39**	Executive Transition Agreement, dated October 23, 2009, as amended effective June 30, 2011, between International Game Technology and Eric P Tom (incorporated by reference to Exhibit 10.36 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.40**	Executive Transition Agreement, dated October 23, 2009, between International Game Technology and Robert C. Melendres (incorporated by reference to Exhibit 10.37 to Registrant's Report on Form 10-K for the year ended September 30, 2011)
10.41**	Executive Transition Agreement, dated February 13, 2012, between International Game Technology and John Vandemore
10.42**	Executive Transition Agreement, dated September 25, 2012, between International Game Technology and Paul C. Gracey, Jr.
10.43***	Capped Accelerated Stock Buyback Agreement, dated as of June 13, 2012, by and between the Company and Goldman, Sachs & Co (incorporated by reference to Exhibit 10.1 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2012)
10.44***	Supplemental Confirmation, dated as of June 13, 2012, by and between the Company and Goldman, Sachs & Co (incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended June 30, 2012)
21	Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24	Power of Attorney (see next page)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Exchange Act, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(b) of the Exchange Act and section 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.1	Government Gaming Regulation
99.2	Supplemental 2012 Quarterly Revenue Metrics
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

* Certain schedules and exhibits referenced in the Unit Purchase Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

** Management contract or compensatory plan or arrangement

*** The Capped Accelerated Stock Buyback Agreement and Supplemental Confirmation are partially redacted as the Company is seeking confidential treatment for certain provisions contained therein.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012

INTERNATIONAL GAME TECHNOLOGY

By: /s/ John Vandemore
John Vandemore
Chief Financial Officer and Treasurer
(Principal Financial Officer)

Power of Attorney

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Patti Hart and John Vandemore, or either of them, as attorneys-in-fact to sign on their behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Signature	Title	Date
/s/ Patti S. Hart Patti S. Hart	Chief Executive Officer (Principal Executive Officer)	November 27, 2012
/s/ John Vandemore John Vandemore	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 27, 2012
/s/ Philip G. Satre Philip G. Satre	Chairman of the Board of Directors	November 27, 2012
/s/ Paget L. Alves Paget L. Alves	Director	November 27, 2012
/s/ Janice Chaffin Janice Chaffin	Director	November 27, 2012
/s/ Greg Creed Greg Creed	Director	November 27, 2012
/s/ Robert Miller Robert Miller	Director	November 27, 2012
/s/ David E. Roberson David E. Roberson	Director	November 27, 2012
/s/ Vincent L Sadusky Vincent L. Sadusky	Director	November 27, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a–14(a) OF THE EXCHANGE ACT
As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

I, Patti S. Hart, certify that:

1. I have reviewed this report on Form 10-K of International Game Technology;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2012

/s/ Patti S. Hart
Patti S. Hart
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a–14(a) OF THE EXCHANGE ACT

As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002

I, John Vandemore, certify that:

1. I have reviewed this report on Form 10-K of International Game Technology;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 27, 2012

/s/ John Vandemore
John Vandemore
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Game Technology (Company) on Form 10-K for the period ended September 29, 2012 (presented as September 30, 2012) as filed with the Securities and Exchange Commission on the date hereof (Report), I, Patti S. Hart, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 27, 2012

/s/ Patti S. Hart
Patti S. Hart
Chief Executive Officer

The foregoing certification is being furnished pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International Game Technology (Company) on Form 10-K for the period ended September 29, 2012 (presented as September 30, 2012) as filed with the Securities and Exchange Commission on the date hereof (Report), I, John Vandemore, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 27, 2012

/s/ John Vandemore
John Vandemore
Chief Financial Officer

The foregoing certification is being furnished pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, regardless of any general incorporation language in such filing.

RECONCILIATIONS OF GAAP TO NON-GAAP ADJUSTED MEASURES
(IN MILLIONS, EXCEPT FOR EPS)

We believe that certain non-GAAP measures, when presented in conjunction with comparable GAAP measures, are useful because that information is an appropriate measure for evaluating our operating performance.

Non-GAAP information is used to evaluate business performance and management's effectiveness. These measures should be considered in addition to, not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP measures may not be calculated in the same manner by all companies and therefore may not be comparable.

YEAR END SEPTEMBER 30, 2009

	Cost of Revenues	Operating Expenses	Operating Income	*Continuing Operations* Net Earnings [(a)]	Diluted EPS
GAAP measures	**$ 905.2**	**$ 781.2**	**$ 332.4**	**$ 148.7**	**$ 0.50**
Impairment and restructuring	-	(109.1)	109.1	68.2	0.24
Investment loss	-	-	-	14.4	0.05
Debt refinancing charges	-	(1.8)	1.8	3.0	0.01
Certain discrete tax items (benefits)	-	-	-	(17.1)	(0.06)
Total non-GAAP adjustments	-	(110.9)	110.9	68.5	0.24
Adjusted measures	**$ 905.2**	**$ 670.3**	**$ 443.3**	**$ 217.2**	**$ 0.74**

[(a)] *Adjustments tax effected at 38%*

YEAR END SEPTEMBER 30, 2010

	Cost of Revenues	Operating Expenses	Operating Income	*Continuing Operations* Net Earnings [(a)]	Diluted EPS
GAAP measures	**$ 829.9**	**$ 662.5**	**$ 424.8**	**$ 219.6**	**$ 0.73**
Impairment and restructuring	-	(68.4)	68.4	42.6	0.15
Investment loss *(no tax benefit)*	-	-	-	19.9	0.07
Debt refinancing charges	-	-	-	2.5	0.01
Certain discrete tax items (benefits)	-	-	-	(36.7)	(0.12)
Total non-GAAP adjustments	-	(68.4)	68.4	28.3	0.11
Adjusted measures	**$ 829.9**	**$ 594.1**	**$ 493.2**	**$ 247.9**	**$ 0.84**

[(a)] *Adjustments tax effected at 38%.*

YEAR END SEPTEMBER 30, 2011

	Cost of Revenues	Operating Expenses	Operating Income	Net Earnings [a] (Continuing Operations)	Diluted EPS (Continuing Operations)
GAAP measures	**$ 818.6**	**$ 633.5**	**$ 504.9**	**$ 292.3**	**$ 0.97**
IP Usage settlements	(6.8)	-	4.8	3.0	0.01
Impairment	-	(15.8)	15.8	10.0	0.03
Investment gain	-	-	-	(4.3)	(0.01)
Certain discrete tax items (benefits)	-	-	-	(22.1)	(0.07)
Total non-GAAP adjustments	(6.8)	(15.8)	20.6	(13.4)	(0.04)
Adjusted measures	**$ 811.8**	**$ 617.7**	**$ 525.5**	**$ 278.9**	**$ 0.93**

[a] *Adjustments tax effected at 36%*

YEAR END SEPTEMBER 30, 2012

	Cost of Revenues	Operating Expenses	Operating Income	Net Earnings [a] (Continuing Operations)	Diluted EPS (Continuing Operations)
GAAP measures	**$ 913.1**	**$ 815.9**	**$ 421.7**	**$ 249.7**	**$ 0.86**
Acquisition related charges: [b]					
Contigent retention & earn-out	-	(69.1)	69.1	44.1	0.15
Amortization of intangibles	(5.8)	(13.3)	19.1	12.2	0.04
Professional fees	-	(5.8)	5.8	3.7	0.01
Impairment and restructuring:					
Patents (Walker Digital)	-	(14.6)	14.6	9.3	0.03
Notes (Alabama)	-	(12.8)	12.8	8.1	0.03
Entraction reorganization	-	(15.1)	15.1	(29.6)	(0.10)
Distributor settlement	-	(3.1)	3.1	2.0	0.01
Severance		(2.5)	2.5	1.6	0.01
Total non-GAAP adjustments	(5.8)	(136.3)	142.1	51.4	0.18
Adjusted measures	**$ 907.3**	**$ 679.6**	**$ 563.8**	**$ 301.1**	**$ 1.04**

[a] *Adjustments tax effected at 37%, except Entraction impairment included tax benefit of $44.7 million.*
[b] *Primarily related to DoubleDown.*



Forward-Looking Statements. This Annual Report contains forward-looking statements involving risks and uncertainties, including 2013 financial and operational goals and expectations. You can identify these statements by the fact that they use words such as "anticipate", "believe", "estimate", "expect", "intend", "project", "plan", "on track", and other words and terms of similar meaning. Actual results may differ materially from the results predicted, and reported results should not be considered an indication of future performance. Information about potential risk factors that could affect IGT's business and financial results is included in IGT's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the 2012 fiscal year, which is available on the SEC website at **www.sec.gov** and on IGT's investor relations website at **www.IGT.com/InvestorRelations**. IGT does not intend, and undertakes no duty, to update any forward-looking statements to reflect subsequent events or circumstances.



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